SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN ISSUER
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of July 2007

Eni S.p.A.
(Exact name of Registrant as specified in its charter)

Piazzale Enrico Mattei 1 - 00144 Rome, Italy
(Address of principal executive offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒                    Form 40-F ☐

     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2b under the Securities Exchange Act of 1934.)

Yes ☐                    No ☒

     (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):               )

Press Release dated July 26, 2007

Report on the second quarter 2007

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorised.

Eni S.p.A.

Name: Fabrizio Cosco
Title:	Company Secretary

Date: July 31, 2007

ENI ANNOUNCES RESULTS FOR THE SECOND QUARTER
AND THE FIRST HALF OF 2007

INTERIM DIVIDEND PROPOSAL OF EURO 0.60 PER SHARE OR $1.66 PER ADR1

•	Adjusted net profit: down by 11% to euro 2.22 billion for the second quarter and down by 10% to euro 4.9 billion for the first half of 2007.
•	Reported net profit: down by 2% to euro 2.27 billion for the second quarter and down by 8% to euro 4.85 billion for the first half of 2007.
•	Cash flow: euro 4.14 billion for the second quarter (euro 9.7 billion for the first half).
•	Spending on capital and exploration projects was up by 31% to euro 2.24 billion for the second quarter.
•	Oil and gas production for the second quarter: down by 0.7% to 1.74 million boe/d (down by 3% for the first half 2007). Previous guidance for flat year-on-year production reaffirmed, under the assumption of full-year Brent crude oil price at $55 per barrel as per Eni’s four-year plan.
•	Gas sales for the second quarter: flat to 20.4 bcm (down by 6% for the first half 2007). Previous guidance for light year-on-year sales growth reaffirmed, boosted by expansion in target European markets.

San Donato Milanese, July 26, 2007 - Eni, the international oil and gas company today announces its group results for the second quarter and first half of 2007 (unaudited).

Paolo Scaroni, Chief Executive Officer, commented:

"Eni delivered a set of solid results in the first half of 2007 despite the adverse impact of the euro's appreciation against the dollar and lower gas sales due to exceptionally mild weather. We have been expanding our portfolio and I am confident that 2007 will be another excellent year for Eni. This confidence underpins my proposal to Eni's Board to pay an interim dividend of euro 0.60 per share."

Second Quarter 2006	First Quarter 2007	Second Quarter 2007	% Ch. 2 Q. 07 vs 2 Q. 06	First Half 2006	First Half 2007	% Ch.

				Summary Group results (million euro)
4,947	5,105	4,218	(14.7)	Operating profit	10,542	9,323	(11.6)
5,054	5,253	4,196	(17.0)	Adjusted operating profit (a)	10,587	9,449	(10.7)
2,301	2,588	2,267	(1.5)	Net profit (b)	5,275	4,855	(8.0)
0.62	0.70	0.62		- per ordinary share (euro) (c)	1.42	1.32	(7.0)
1.56	1.83	1.67	7.1	- per ADR ($) (c) (d)	3.49	3.51	0.6
2,483	2,680	2,220	(10.6)	Adjusted net profit (a) (b)	5,437	4,900	(9.9)
0.67	0.73	0.60	(10.4)	- per ordinary share (euro) (c)	1.46	1.33	(8.9)
1.68	1.91	1.62	(3.6)	- per ADR ($) (c) (d)	3.59	3.54	(1.4)

(a)	For a detailed explanation of adjusted operating profit and net profit see page 19.
(b)	Profit attributable to Eni shareholders.
(c)	Fully diluted. Dollar amounts are converted on the basis of the average EUR/USD exchange rate quoted by the ECB for the periods presented.
(d)	One ADR (American Depositary Receipt) is equal to two Eni ordinary shares.

____________

(1)	As converted at the Noon Buying Rate of 1 EUR = 1.3817 USD taken from the US Federal Reserve Statistical Release on July 23, 2007.

Financial highlights

Second Quarter of 2007

-	Adjusted operating profit was euro 4.20 billion, down 17% from the second quarter of 2006. Results in the Exploration & Production division, were impacted by a 7.3% appreciation of the euro against the dollar, lower sold production volumes and higher exploratory expenses, while results in the Gas & Power division were affected by declining selling margins and the impact of mild weather on sales volumes, particularly in April.
-	Adjusted net profit was down 10.6% to euro 2.22 billion, mainly as a result of the reduced operating profit, partly offset by a two percentage point reduction recorded in the Group tax-rate on an adjusted basis (from 50.4% to 48.3%).
-	Capital expenditures for the quarter were up 30.9% from a year ago to euro 2.24 billion. Major expenditures related to the development of oil and gas reserves, exploratory projects and the upgrading of international and domestic gas transportation infrastructure and refineries.
-	Net borrowings amounting to euro 9.12 billion as of June 30, 2006 increased by euro 5.27 billion in the quarter due to cash outflows for capital expenditures (euro 2.24 billion), the acquisition of investments as part of a bid procedure for ex-Yukos assets (euro 3.73 billion), the acquisition of upstream properties onshore Congo (approximately euro 1 billion) and the payment of the balance of 2006 dividend to shareholders (euro 2.38 billion). These outflows were partly absorbed by net cash provided by operating activities (euro 4.14 billion).

First Half of 2007

-	Adjusted operating profit for the first half was euro 9.45 billion, down 10.7% from a year ago. A weaker operating performance reported by the Exploration & Production division was partly offset by the improved operating performance in all of Eni’s downstream businesses and the Engineering & Construction division.
-	Adjusted net profit was down 9.9% to euro 4.90 billion, mainly as a result of the reduced operating profit, which was partly offset by a single percentage point reduction recorded in the Group tax-rate on an adjusted basis (from 48.4% to 47.4%).
-	Net borrowing at period-end increased by euro 2.35 billion to euro 9.12 billion, as compared to December 31, 2006. Main cash outflows for the period were: euro 4.26 billion for capital expenditures, euro 4.8 billion for the acquisition of investments and assets, euro 2.38 billion for dividend payment and euro 339 million for the repurchase of own shares. These outflows were partly absorbed by net cash provided by operating activities coming in at euro 9.7 billion.
-	Return on Average Capital Employed (ROACE)[2] calculated on an adjusted basis for the twelve-month period ending June 30, 2007 was 21.4% (23.5% for the twelve-month period ending June 30, 2006).
–	Ratio of net borrowings to shareholders’ equity including minority interest – leverage[2] – decreased to 0.22 from 0.16 at the end of 2006.

Interim dividend for 2007

In light of the financial results achieved for the first half of 2007, the CEO will propose the distribution of an interim dividend for the fiscal year 2007 of euro 0.60 per share (euro 0.60 per share in 2006) to the Board of Directors at a meeting to approve first half accounts on September 20, 2007. The interim dividend is payable on October 25, 2007 to shareholders on the register on October 22, 2007.

(2)	Non-GAAP financial measures disclosed throughout this press release are accompanied by explanatory notes and tables to help investors to gain a full understanding of said measures in line with guidance provided for by CESR Recommendation No. 2005-178b. See pages 27 and 28 for leverage and ROACE, respectively.

Operational highlights and trading environment

Second Quarter 2006	First Quarter 2007	Second Quarter 2007	% Ch. 2 Q. 07 vs 2 Q. 06	First Half 2006	First Half 2007	% Ch.

				Key statistic
1,748	1,734	1,736	(0.7)	Production of hydrocarbons	(kboe/d)	1,787	1,735	(2.9)
1,056	1,030	1,026	(2.8)	Liquids	(kbbl/d)	1,099	1,028	(6.5)
3,974	4,043	4,082	2.7	Natural gas	(mmcf/d)	3,950	4,063	2.7
20.45	28.14	20.43	(0.1)	Worldwide gas sales	(bcm)	51.65	48.57	(6.0)
1.08	1.07	0.87	(19.4)	of which: upstream sales		2.20	1.94	(11.8)
7.66	7.38	8.86	15.7	Electricity sold	(TWh)	15.39	16.24	5.5
3.15	2.88	3.18	1.0	Retail sales of refined products in Europe	(mmtonnes)	6.08	6.06	(0.3)

Second Quarter of 2007

-	Oil and natural gas production for the second quarter averaged 1.736 mmboe/d, a decrease of 0.7% compared with the second quarter of 2006 due mainly to disruptions in Nigeria owing to continuing social unrest. Excluding this issue, production was in line with the second quarter of 2006. Growth was achieved in Libya, Kazakhstan and the Gulf of Mexico, offsetting mature field declines, particularly in Italy and the United Kingdom, and facility outages in Norway.
-	Eni’s worldwide natural gas sales were marginally lower at 20.43 bcm (down 0.1%) due to unusually mild weather conditions, particularly in April. Higher volumes were achieved in certain target European markets (particularly in Spain and Turkey) and in Italy driven by growth in the power generation sector and higher sales to wholesalers reflecting increased production volumes from Eni’s Libyan gas fields.
Lower sales were recorded to Italian importers.
-	The trading environment was affected by lower oil prices with Brent crude prices averaging $68.76 per barrel (down 1.2%; down 8% if expressed in euro) compared to the second quarter 2006, and the appreciation of the euro over the dollar (up 7.3%). Unfavorable trends were also recorded in energy parameters used in determining purchase and selling prices of natural gas. By contrast, refining margins on the Brent crude marker increased sharply (up 19.6%; up 11.5% if expressed in euro). It is worth noting that the narrowing of price differentials between light and heavy crude qualities, while capping the upside on Eni’s realized refining margins, helped upstream crude realizations which improved somewhat from 2006 as opposed to the trend registered in the Brent crude marker.

First Half of 2007

-	Oil and natural gas production for the first half averaged 1.735 mmboe/d, a decrease of 2.9% compared with the first half of 2006. In addition to Nigerian events, production performance for the period was impacted by the loss of production at the Venezuelan Dación oilfield (down 31 kbbl/d) as a consequence of the unilateral cancellation of the service agreement for the field exploitation by the Venezuelan State Oil Company PDVSA effective April 1, 2006.When factoring in these two events, production was virtually flat from the first half of 2006.
-	Eni’s worldwide natural gas sales were down 6% to 48.57 bcm due to lower European gas demand owing to unusually mild winter weather.
-	The trading environment was affected by lower oil prices with Brent crude prices averaging $63.26 per barrel (down 3.7%; down 10.9% if expressed in euro) compared to the first half of 2006, and the appreciation of the euro over the dollar (up 8.1%). These negatives were partially offset by increased refining margins on the Brent crude marker (up 14.2%; up 5.6% if expressed in euro) and higher selling margins on petrochemical products. Overall, the first half trading environment had no material impact on natural gas selling margins.

Portfolio developments

-	As part of the strategic alliance with Gazprom, Eni signed a Memorandum of Understanding for the construction of the South Stream pipeline system which is expected to connect Russia to the European Union across the Black Sea. Implementation of this agreement will enable Eni to extract further value from its recent acquisition of ex-Yukos gas assets and represent a decisive step towards strengthening the security of energy supply for Europe.
-	Eni signed an agreement for the acquisition of a significant stake in Altergaz, the main independent operator in the French gas market. Eni is expected to obtain an ownership interest of 27.8% by direct purchase and subscribing a reserved share capital increase, and to jointly control the company. Through this partnership Eni will supply Altergaz with significant volumes of gas up to 1.3 bcm per year, over a period of 10 years, thus underpinning Eni’s international expansion in the marketing of gas and strengthening its leadership in the European gas market.
-	Eni signed a gas sale agreement relating to the Karachaganak oil and gas field: as part of Phase 3 of the field development project, Karachaganak Petroleum Operating BV (KPO), the consortium operating this field cooperated by Eni with a 32.5% working interest, and KazRosGaz, a joint company established by KazMunaiGaz and Gazprom, signed an agreement envisaging delivery of approximately 16 bcm/y of raw gas from field production to the Orenburg processing plant in Russia, starting in 2012. This agreement is subject to approval by the boards of the two partners.
-	Eni purchased a 16.11% stake in the Czech Refining Company from ConocoPhillips, increasing Eni’s ownership interest to 32.4%. This transaction is expected to be finalized in the third quarter of 2007 and to double Eni’s share of refining capacity to 2.6 mmtonnes per year. This transaction is intended to support the expansion of Eni’s refining and marketing operations in Central-Eastern Europe.
-	Eni signed an agreement with Auchan for the marketing of jointly-branded fuels in Auchan chain-stores in Italy. This initiative supports Eni’s aim of enhancing its retail network leveraging on ongoing trends in the marketing of fuels.
-	Eni signed a Memorandum of Understanding with the Venezuelan national company PDVSA for the transfer of development activities at the Corocoro field in Venezuela to the new contractual regime of "empresa mixta". Eni will retain its 26% stake in this project. The agreement will be finalized by the third quarter of 2007.
-	Eni finalized the purchases of proved and unproved oil and gas properties in the Gulf of Mexico from the US company Dominion Resources and onshore in Congo from the French company’s Maurel & Prom, early in July and by end of May 2007, respectively. The assets purchased in the Gulf of Mexico will add an expected 75 kboe/d from the third quarter 2007 to Eni’s oil and gas production; Congolese assets are already yielding 17 kbbl/d net to Eni.
-	Hydrocarbon reserves were discovered off the coast of Indonesia (Tulip), in addition to a successful appraisal activity on the Aster field (both operated). Two gas discoveries were made onshore Pakistan (Tajal and Latif) near producing areas and facilities, in addition to an extension of a gas producing field (Kadanwari). Other discoveries were made off the coast of Angola, Congo, Nigeria, the Gulf of Mexico and the Alaska.

Outlook for 2007
The outlook for Eni in 2007 remains positive, with key business trends for the year as follows:

-	Production of liquids and natural gas is forecast to remain stable as compared to the previous year (actual oil and gas production averaged 1.77 mmboe/d in 2006) under the assumption of full-year Brent crude oil prices at $55 per barrel. Production decreases due to escalating social unrest in Nigeria and the loss of the Dación oilfield in Venezuela and mature field production declines are expected to be offset by the contribution from properties acquired in the Gulf of Mexico and Congo as well as ongoing build-up in gas production in Libya.
-	Sales volumes of natural gas worldwide are expected to increase by a small amount from the previous year (actual sales volumes in 2006 were 97.48 bcm). Growth is expected to be achieved in European target markets both in terms of market share and volumes gains, mainly in Spain, France and Germany/Austria markets. Sales volumes in Italy are expected to be flat as a result of a planned recovery in the second half of 2007, with the main increases expected in the residential segment as a result of ongoing marketing initiatives.
-	Sales volumes of electricity are expected to increase by approximately 4% from 2006 (actual volumes in 2006 were 31.03 TWh), due to an expected increase in traded volumes.

-	Refining throughputs are forecast to remain almost unchanged from 2006 (actual throughputs in 2006 were 38.04 mmtonnes), reflecting higher volume performance expected at the Livorno, Gela and Sannazzaro refineries; on the negative side, a processing contract expired late in 2006 at the Priolo refinery owned by a third party affecting throughputs for the full 2007.
-	Retail sales of refined products are expected to marginally increase from 2006 (actual volumes sold in 2006 were 12.48 mmtonnes), driven by increased sales in Europe as a result of a greater number of service stations as a result of acquisitions in target markets. Marketing initiatives mean that sales in the Italian market are expected to remain unchanged despite a decline in domestic consumption.

Eni’s capital expenditures on exploration and capital projects in 2007 is expected to amount to approximately euro 10.6 billion, including expenditures for developing acquired upstream assets, representing a 35% increase on 2006. Approximately 86%of this capital expenditure programme is expected to be deployed in the Exploration & Production, Gas & Power and Refining & Marketing divisions. Furthermore, acquisitions of assets and interests amounting to euro 9.4 billion are forecast for 2007, of which euro 4.8 billion related to deals finalized in the first half of the year (namely the acquisition of ex-Yukos assets and proved and unproved oil properties onshore Congo), with the residual euro 4.6 billion relating to transactions which will be accounted in investing cash flows for the second half of the year (namely the purchase of upstream assets in the Gulf of Mexico, and refining and marketing assets in Central-Eastern Europe). If Gazprom exercises its call options to purchase a 20% interest in OAO Gazprom Neft and a 51% interest in ex-Yukos gas assets from Eni, net cash outflows used in investing activities will decrease to euro 16.5 billion. On the basis of the expected cash outflows for planned capital expenditures and acquisitions, and shareholders remuneration, while assuming a $55/barrel scenario for the Brent crude oil, Eni foresees its gearing to settle in the low or high end of the 0.3/0.4 range by the end of the year, depending on the exercise of the above mentioned call options by Gazprom.

Data and information herewith set forth are extracted from Eni’s report on the second quarter of 2007 filed with Italian authorities regulating exchanges and securities and disseminated concomitantly with this press release. The report on the second quarter of 2007 includes the certification rendered by the company CFO, in his quality as manager responsible for the preparation of financial reports, pursuant to Article 154-bis paragraph 2 of Legislative Decree No. 58/1998 stating that the quarterly accounts correspond to the company’s evidence and accounting books and entries.

Disclaimer

Due to the seasonality in demand for natural gas and certain refined products and the changes in a number of external factors affecting Eni’s operations, such as prices and margins of hydrocarbons and refined products, Eni’s results from operations and changes in net borrowings for the first quarter cannot be extrapolated on an annual basis.

Cautionary statement

This press release, in particular the statements under the section "Outlook", contains certain forward-looking statements particularly those regarding capital expenditure, development and management of oil and gas resources, dividends, share repurchases, allocation of future cash flow from operations, future operating performance, gearing, targets of production and sales growth, new markets, and the progress and timing of projects. By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that will or may occur in the future.

Actual results may differ from those expressed in such statements, depending on a variety of factors, including the timing of bringing new fields on stream; management’s ability in carrying out industrial plans and in succeeding in commercial transactions; future levels of industry product supply; demand and pricing; operational problems; general economic conditions; political stability and economic growth in relevant areas of the world; changes in laws and governmental regulations; development and use of new technology; changes in public expectations and other changes in business conditions; the actions of competitors and other factors discussed elsewhere in this document.

Contacts

E-mail: segreteriasocietaria.azionisti@eni.it

Investor Relations
E-mail: investor.relations@eni.it
Tel.: +39 0252051651 - Fax: +39 0252031929

Eni Press Office
E-mail: ufficiostampa@eni.it
Tel.: +39 0252031287 - +39 0659822040

* * *

Eni
Società per Azioni Roma, Piazzale Enrico Mattei, 1
Capital Stock: euro 4,005,358,876 fully paid
Registro Imprese di Roma, c. f. 00484960588
Tel. +39-0659821 - Fax +39-0659822141

* * *

This press release and Eni’s Report on Group Results for the second quarter 2007 (unaudited) are also available on the Eni web site: "www.eni.it".

About Eni
Eni is one of the leading integrated energy companies in the world operating in the oil and gas, power generation, petrochemicals, engineering and construction industries. Eni is present in 70 countries and is Italy’s largest company by market capitalization.

Summary result for the second quarter and first half 2007

(million euro)

Second Quarter 2006	First Quarter 2007	Second Quarter 2007	% Ch. 2 Q. 07 vs 2 Q. 06	First Half 2006	First Half 2007	% Ch.

20,739	21,913	19,754	(4.7)	Net sales from operations	44,323	41,667	(6.0)
4,947	5,105	4,218	(14.7)	Operating profit	10,542	9,323	(11.6)
(241)	155	(262)		Exclusion of inventory holding (gains) losses	(335)	(107)
348	(7)	240		Exclusion of special items:	380	233
				of which:
		56		- non-recurring items		56
348	(7)	184		- other special items	380	177

5,054	5,253	4,196	(17.0)	Adjusted operating profit	10,587	9,449	(10.7)

2,301	2,588	2,267	(1.5)	Net profit pertaining to Eni	5,275	4,855	(8.0)
(151)	97	(207)		Exclusion of inventory holding (gains) losses	(210)	(110)
333	(5)	160		Exclusion of special items:	372	155
				of which:
		81		- non-recurring items		81
333	(5)	79		- other special items	372	74

2,483	2,680	2,220	(10.6)	Adjusted net profit pertaining to Eni	5,437	4,900	(9.9)
182	155	156	(14.3)	Net profit of minorities	338	311	(8.0)
2,665	2,835	2,376	(10.8)	Adjusted net profit	5,775	5,211	(9.8)
				Break down by division (a)
1,924	1,409	1,647	(14.4)	Exploration & Production	4,019	3,056	(24.0)
638	1,159	418	(34.5)	Gas & Power	1,517	1,577	4.0
171	113	137	(19.9)	Refining & Marketing	257	250	(2.7)
13	79	51	292.3	Petrochemicals	29	130	348.3
65	145	159	144.6	Engineering & Construction	152	304	100.0
(64)	(50)	(70)	(9.4)	Other activities	(122)	(120)	1.6
5	(86)	115		Corporate and financial companies	11	29
(87)	66	(81)		Impact of inter-segment profits in elimination (b)	(88)	(15)

				Net profit
0.62	0.70	0.62		per ordinary share (euro)	1.42	1.32	(7.0)
1.56	1.83	1.67	7.1	per ADR ($)	3.49	3.51	0.6
				Adjusted net profit
0.67	0.73	0.60	(10.4)	per ordinary share (euro)	1.46	1.33	(8.9)
1.68	1.91	1.62	(3.6)	per ADR ($)	3.59	3.54	(1.4)
3,709.1	3,679	3,673.2	(1.0)	Weighted average number of outstanding shares (c)	3,717.2	3,676.5	(1.1)
4,805	5,563	4,140	(13.8)	Net cash provided by operating activities	10,668	9,703	(9.0)
1,714	2,013	2,244	30.9	Capital expenditure	3,054	4,257	39.4

(a)	For a detailed explanation of adjusted net profit by division see page 19.
(b)	This item concerned mainly intra-group sales of goods, services and capital assets recorded at period end in the equity of the purchasing business segment.
(c)	Assuming dilution.

Trading environment indicators

Second Quarter 2006	First Quarter 2007	Second Quarter 2007	% Ch. 2 Q. 07 vs 2 Q. 06	First Half 2006	First Half 2007	% Ch.

69.62	57.75	68.76	(1.2)	Average price of Brent dated crude oil (a)	65.69	63.26	(3.7)
1.256	1.310	1.348	7.3	Average EUR/USD exchange rate (b)	1.229	1.329	8.1
55.43	44.08	51.01	(8.0)	Average price in euro of Brent dated crude oil	53.45	47.60	(10.9)
5.77	3.06	6.90	19.6	Average European refining margin (c)	4.36	4.98	14.2
4.59	2.34	5.12	11.5	Average European refining margin in euro	3.55	3.75	5.6
2.9	3.8	4.1	41.4	Euribor - three month rate (%)	2.8	3.9	39.3
5.1	5.3	5.6	9.8	Libor - three month dollar rate (%)	4.9	5.5	12.2

(a)	In USD dollars per barrel. Source: Platt’s Oilgram.
(b)	Source: ECB.
(c)	In USD per barrel FOB Mediterranean Brent dated crude oil. Source: Eni calculations based on Platt’s Oilgram data.

Second Quarter of 2007

Group results
Eni’s net profit for the second quarter of 2007 was euro 2,267 million, down euro 34 million from the second quarter of 2006, or 1.5%, due mainly to a lower operating performance down by euro 729 million, or 14.7%, as a result of a decline in the Exploration & Production and Gas & Power divisions. This reduction in operating profit was offset in part by a euro 558 million decrease in income taxes reflecting lower profit before taxes and a 5 percentage point decline in the Group tax rate (from 53.0 to 48.1%) as a result of a lower share of profit generated by the Exploration & Production division.

Eni’s adjusted net profit amounted to euro 2,220 million, down 10.6% from the second quarter 2006. Adjusted net profit is arrived at by excluding an inventory holding gain of euro 207 million and special charges of euro 160 million net, resulting in an immaterial adjustment to net profit (down euro 47 million).

Results by division

The decline in the Group adjusted net profit was a result of:

-	The reduction of adjusted net profit reported by the Exploration & Production division (down euro 277 million, or 14.4%) due to a weaker operating performance (down euro 739 million, or 17.5%), which was adversely impacted by the appreciation of the euro over the dollar (7.3%), a decline in production sold (down 2.7 mmboe) and higher exploration expenses (euro 187 million);
-	The reduction of adjusted net profit registered in the Gas & Power division (down euro 220 million, or 34.5%) due to a weaker operating performance (down euro 272 million, or 34.4%) which was adversely impacted by lower natural gas selling margins affected by an unfavorable trading environment and the impact of mild weather on sales volumes. These negative factors were offset in part by positive regulatory developments in Italy due to recently enacted measures by the Italian Authority for Electricity and Gas regarding the indexation of tariffs in the residential segment. Divisional results were also negatively impacted by lower results recorded by equity-accounted entities.

These declines in the adjusted net profit were partly offset by a higher adjusted net profit reported in the divisions:

-	Engineering & Construction (up euro 94 million, or 144.6%), reflecting an improved operating performance (up euro 70 million) against the backdrop of favorable demand trends in oilfield services;
-	Petrochemicals (up euro 38 million, or 292.3%), due to an improved operating performance (up euro 62 million) reflecting a recovery in product selling margins and the circumstance that results for the second quarter 2006 were materially affected by an accident that occurred at the Priolo refinery resulting in outages at several of Eni’s petrochemical plants.

First Half of 2007

Group results
Eni’s net profit for the first half of 2007 was euro 4,855 million, down euro 420 million from the first half of 2006, or 8%, due primarily to a lower operating performance (down euro 1,219 million, or 11.6%) as a result of a decline mainly in the Exploration & Production division, partially offset by the a positive performance delivered by Eni's downstream and the Engineering & Construction businesses. This reduction in operating profit was offset in part by lower income taxes (down by euro 874 million) owing to lower profit before taxes and a 2 percentage point decline in the Group tax rate (from 49.7 to 47.5%).

Eni’s adjusted net profit amounted to euro 4,900 million, down 9.9% from the first half of 2006. Adjusted net profit is arrived at by excluding an inventory holding loss of euro 110 million and special charges of euro 155 million net, resulting in an immaterial adjustment to net profit (up euro 45 million).

Return on Average Capital Employed (ROACE) calculated on an adjusted basis for the twelve-month period ending June 30, 2007 was 21.4% (23.5% for the twelve-month period ending June 30, 2006). Assuming Gazprom exercises its call options to purchase a 20% interest in OAO Gazprom Neft and a 51% interest in ex-Yukos gas assets from Eni as of June 30, 2007, the Group ROACE would stand at 22.1%.

Results by division
The decline in the Group adjusted net profit resulted from to the reduction of adjusted net profit recorded in the Exploration & Production division (down euro 963 million, or 24%), due to a weaker operating performance (down euro 1,858 million, or 21.9%) which was adversely impacted by the appreciation of the euro over the dollar (8.1%), a decline in production sold (down 12.2 mmboe), higher exploration expenses, and lower realizations in dollars (down 2.1%). Performance in this segment was also negatively affected by the two percentage point increase in the adjusted tax rate (from 52.8% to 54.5%) due to changes in the fiscal regime of the United Kingdom and Algeria enacted in the second half of 2006.
These declines in the adjusted net profit were partly offset by a higher adjusted net profit reported in the divisions:

-	Engineering & Construction (up euro 152 million, or 100%), reflecting an improved operating performance (up euro 168 million) against the backdrop of favorable demand trends in oilfield services.
-	Petrochemicals (up euro 101 million, or 348.3%), due to an improved operating performance (up euro 161 million), reflecting a recovery in product selling margins and the impact of the accident that occurred at the Priolo refinery on the results for the first half of 2006.
-	Gas & Power (up euro 60 million, or 4%), due to a better operating performance (up euro 208 million, or 10.4%) reflecting essentially positive developments in the regulatory framework in Italy and because certain purchase charges were incurred in the first quarter of 2006 due to the climatic emergency in the 2005-2006 winter. These positive factors were offset in part by the impact of unusually mild weather conditions affecting natural gas by consolidated subsidiaries (down 2.8 bcm, or 6.2%). This also resulted in a weakened sales mix, offset in part by volume increases in target markets in Europe. Divisional results were also negatively impacted by weaker equity-accounted entity results.

Net borrowings and cash flow
Net borrowings as of June 30, 2007 amounted to euro 9,122 million, increased by euro 2,355 million from December 31, 2006. Net cash provided by operating activities totalled euro 9,703 million. The main cash outflows related to: (i) capital expenditures totalling euro 4,257 million; (ii) the purchase of interests in OAO Gazprom Neft and three Russian companies engaged in developing natural gas following finalization of a bid procedure for ex-Yukos assets (euro 3,729 million); (iii) the purchase of oil producing assets onshore Congo (approximately euro 1 billion); (iv) dividend payments (euro 2,611 million, of which euro 2,384 million concerning the balance of the 2006 dividend by the parent company Eni SpA); (v) the repurchase of Eni’s own shares for euro 339 million.

Leverage
The ratio of net borrowings to shareholders’ equity including minority interest increased to 0.22 from 0.16 at December 31, 2006.

Repurchase of own shares
From January 1 to June 30, 2007, a total of 13.83 million own shares were purchased by the company for a total amount of euro 339 million (representing an average cost of euro 24.504 per share). Since the inception of the share buy-back programme (September 1, 2000), Eni has repurchased 349 million shares, equal to 8.71% of outstanding capital stock, at a total cost of euro 5,851 million (representing an average cost of euro 16.774 per share).

Capital expenditures
Capital expenditures in the first half of 2007 amounted to euro 4,257 million (euro 3,054 million in the first half 2006) and related mainly to:

-	Development activities (euro 1,965 million) deployed mainly in Kazakhstan, Egypt, Italy, Angola and Congo and exploration projects (euro 748 million) of which 92% was spent outside Italy, primarily in Egypt, the Gulf of Mexico, Norway, Nigeria, and Indonesia. In Italy exploration activity related primarily to projects off the coast of Sicily;
-	Development and upgrading of Eni’s natural gas transport and distribution networks in Italy (euro 329 million) and upgrading of natural gas import pipelines to Italy (euro 93 million);
-	Ongoing construction of combined cycle power plants (euro 88 million);
-	Projects aimed at improving the flexibility and yields of refineries, including the construction of a new hydrocracking unit at the Sannazzaro refinery (euro 214 million), building of new service stations and upgrading of existing ones (euro 85 million);
-	Upgrading of the fleet used in the Engineering and Construction division (euro 510 million).

Other information

Eni’s Stock option plan for the 2006-2008 period: Eni’s Board of Directors approved grant for 2007
At a meeting on July 27, 2006 following Eni’s Shareholder’s meeting resolution on May 25, 2006, Eni’s Board of Directors defined the terms and conditions for the 2007 grants based on Eni’s 2006-2008 Stock Option Plan.
Necessary regulatory approvals were also given. Following the proposal by the Compensation Committee – Eni’s Board of Directors decided to grant a maximum of 8 million rights (options) for the purchase of a corresponding number of Eni shares held in treasury.
Options will be awarded to 330 managers of the parent company Eni SpA and its non-listed subsidiaries who hold top positions and roles of significant responsibility for achieving profitability or strategic targets.
Grantees will be entitled to the right to purchase Eni shares after three years from the date of the grant at a price corresponding to the higher of:

-	The arithmetic average of official prices recorded on the Italian stock exchange in the month preceding the date of the grant, and
-	The average purchase cost of shares held in treasury as of the day prior to the grant (strike price).

The number of options that each grantee will be able to exercise will be established by the Board of Directors before March 2010. This number may vary from zero to 100% of the options granted according to the total shareholder return of Eni shares as compared to that of the other six major international oil companies by market capitalization as actual results for three-year period 2007-2009.
Information on this incentive scheme will be provided to Italian market and securities authorities before September 15, 2007 in accordance with Italian listing standard.

Demerger of EniPower
The Board of Directors decided EniPower (100% Eni SpA) to be partly demerged from the parent company Eni SpA according the scheme approved by the same Board on June 7, 2007.

Financial and operating information by division for the second quarter and first half 2007 is provided in the following pages.

Exploration & Production

Second Quarter 2006	First Quarter 2007	Second Quarter 2007	% Ch. 2 Q. 07 vs 2 Q. 06	First Half 2006	First Half 2007	% Ch.

				Results	(million euro)
7,047	6,361	6,468	(8.2)	Net sales from operations		14,459	12,829	(11.3)
4,090	3,132	3,418	(16.4)	Operating profit		8,398	6,550	(22.0)
132		65		Exclusion of special items		75	65
				of which:
		(12)		Non-recurring items			(12)
132		77		Other special items		75	77
132		76		- asset impairments		132	76
				- gains on disposal of assets		(57)
		1		- provision for redundancy incentives			1
4,222	3,132	3,483	(17.5)	Adjusted operating profit		8,473	6,615	(21.9)
(9)	(35)	31		Net financial incomes (expenses) (a)		(26)	(4)
56	10	90		Net income (expenses) from investments (a)		66	100
(2,345)	(1,698)	(1,957)		Income taxes (a)		(4,494)	(3,655)
54.9	54.7	54.3		Tax rate	(%)	52.8	54.5
1,924	1,409	1,647	(14.4)	Adjusted net profit		4,019	3,056	(24.0)
				Results also include:
1,157	1,240	1,307	13.0	- amortizations and depreciations		2,252	2,547	13.1
				of which:
161	313	302	87.6	- amortizations of exploration drilling expenditure and other		316	615	94.6
54	62	100	85.2	- amortizations of geological and geophysical exploration expenses		85	162	90.6
1,153	1,366	1,471	27.6	Capital expenditure		2,114	2,837	34.2

				Production (b) (c)
1,056	1,030	1,026	(2.8)	Liquids (d)	(kbbl/d)	1,099	1,028	(6.5)
3,974	4,043	4,082	2.7	Natural gas	(mmcf/d)	3,950	4,063	2.7
1,748	1,734	1,736	(0.7)	Total hydrocarbons	(kboe/d)	1,787	1,735	(2.9)

				Average realizations
64.33	54.39	64.58	0.4	Liquids (d)	($/bbl)	60.25	59.47	(1.3)
5.15	5.30	5.06	(1.8)	Natural gas	($/mmcf)	5.19	5.18	(0.2)
51.24	45.12	50.82	(0.8)	Total hydrocarbons	($/boe)	48.97	47.96	(2.1)

				Average oil market prices
69.62	57.75	68.76	(1.2)	Brent dated	($/bbl)	65.69	63.26	(3.7)
55.43	44.08	51.01	(8.0)	Brent dated	(euro/bbl)	53.45	47.60	(10.9)
70.40	57.99	64.89	(7.8)	West Texas Intermediate	($/bbl)	67.44	61.44	(8.9)
230.96	266.63	265.92	15.1	Gas Henry Hub	($/kmc)	251.44	266.28	5.9

(a)	Excluding special items.
(b)	Supplementary operating data is provided on page 31.
(c)	Includes Eni's share of production of equity-accounted entities.
(d)	Includes condensates.

Adjusted operating profit for the second quarter 2007 was euro 3,483 million, a decrease of euro 739 million from the second quarter 2006, or 17.5%, due primarily to:

-	The adverse impact of the appreciation of the euro versus the dollar (down approximately euro 280 million);
-	Lower production sold (down 2.7 mmboe);
-	Higher expenses incurred in connection with exploration activities (euro 187 million; euro 213 million on a constant exchange rate basis);
-	Higher production costs and amortization/depreciation charges also reflecting the impact of sector specific inflation.

Oil and gas realizations in dollars were stable due to higher liquid realizations which benefited from narrowing differentials between heavy and light crude recorded in the quarter, partly offset by lower gas realizations.
Adjusted net profit was euro 1,647 million, down euro 277 million from the second quarter of 2006, primarily due to a weaker operating performance.

The adjusted operating profit for the first half of 2007 was euro 6,615 million, down euro 1,858 million, or 21.9%, due to the impact of the appreciation of the euro versus the dollar, lower production sold (down 12.2 mmboe, or 3.9%) and higher expenses incurred in connection with exploration activity (euro 376 million; euro 426 million on a constant exchange rate basis). Results were also affected by lower realizations in dollars (down 2.1%) and higher production costs and amortization/depreciation charges.

Adjusted net profit of the first half of 2007 was euro 3,056 million, down euro 963 million (down 24%) due to a weaker operating performance and a higher tax rate (increased from 52.8% to 54.5%) due to changes in the fiscal regimes of the United Kingdom and Algeria enacted in the second half of 2006.

Special charges excluded by the adjusted operating profit of euro 65 million in the second quarter and euro 65 million in the first half concerned mainly impairment of assets.

Oil and natural gas production in the second quarter of 2007 averaged 1,736 kboe/d, a decrease of 12 kboe/d compared to the same period last year (down 0.7%). This reduction was due primarily to the negative impact of disruptions resulting from continuing social unrest in Nigeria. Factoring in this effect, oil and natural gas production levels were in line with the first quarter 2006. Production increases were achieved mainly in Libya, Kazakhstan and the Gulf of Mexico, in addition to the effect of recently acquired oil assets in Congo, which offset mature field declines in Italy and in the North Sea, with the latter being affected also by facility outages.
88% of oil and natural gas production was produced outside Italy (86% in the second quarter of 2006).

Daily production of oil and condensates (1,026 kbbl) decreased by 30 kbbl, or 2.8% from the second quarter of 2006. Production decreases were reported mainly in Nigeria, the United Kingdom and Norway due to the above mentioned impacts. Significant increases were registered in: (i) Kazakhstan, as result of higher performance at the Karachaganak field; (ii) the United States, as result of the full recovery of certain offshore production facilities damaged by hurricanes in the second half of 2005; (iii) Libya, due to production rump-up at the Bahr Essalam field.

Daily production of natural gas for the second quarter (4,082 mmcf/d) increased by 108 mmcf/d, or 2.7%, mainly at the Bahr Essalam field offshore Libya, in Norway as a result of production growth an the Aasgard and Kristin fields and in Nigeria due to the build up of supplies to the Bonny LNG plant. Gas production in Italy decreased due to mature field declines.

Oil and natural gas production for the first half of 2007 averaged 1,735 kboe/d, a decrease of 52 kboe/d compared to the same period last year (down 2.9%). In addition to events in Nigeria, production performance for the period was impacted by the loss of production at the Venezuelan Dación oilfield (down 31 kbbl/d) as a consequence of the unilateral cancellation of the service agreement for the field exploitation by the Venezuelan State Oil Company PDVSA effective April 1, 2006. When factoring in these two events, production was barely flat from the first half of 2006. Production increases were achieved mainly in Libya, Kazakhstan and the Gulf of Mexico offsetting mature field declines in Italy and in the North Sea, with the latter being affected also by facility outages.
Oil and natural gas production share outside Italy was 87% (86% in the first half of 2006).

Daily production of oil and condensates (1,028 kbbl) decreased by 71 kbbl/d, or 6.5%, from the first half of 2006. Production decreases were reported mainly in Venezuela, Nigeria and the North Sea. Significant increases were registered in Kazakhstan and the United States.

Daily production of natural gas for the first half of 2007 (4,063 mmcf/d) increased by 113 mmcf/d, or 2.7%, mainly as a result of the build-up of the Bahr Essalam field off the coast of Libya. Gas production in Italy decreased due to mature field declines.

Gas & Power

Second Quarter 2006	First Quarter 2007	Second Quarter 2007	% Ch. 2 Q. 07 vs 2 Q. 06	First Half 2006	First Half 2007	% Ch.

				Results	(million euro)
5,799	8,543	5,179	(10.7)	Net sales from operations		14,933	13,722	(8.1)
708	1,641	465	(34.3)	Operating profit		1,907	2,106	10.4
10	40	68		Exclusion of inventory holding (gains) losses		(20)	108
73	2	(14)		Exclusion of special items		107	(12)
				of which:
		(18)		Non-recurring items			(18)
73	2	4		Other special items		107	6
51				- asset impairments		51
19		1		- environmental provisions		39	1
3	2	3		- provisions for redundancy incentives		17	5
791	1,683	519	(34.4)	Adjusted operating profit		1,994	2,202	10.4
339	1,177	68	(79.9)	Market and Distribution		1,044	1,245	19.3
266	286	268	0.8	Transport in Italy		571	554	(3.0)
141	163	124	(12.1)	Transport outside Italy		295	287	(2.7)
45	57	59	31.1	Power generation (a)		84	116	38.1
5	3	1		Net financial incomes (expenses) (b)		11	4
155	115	103		Net income (expenses) from investments (b)		292	218
(313)	(642)	(205)		Income taxes (b)		(780)	(847)
32.9	35.6	32.9		Tax rate	(%)	34.0	34.9
638	1,159	418	(34.5)	Adjusted net profit		1,517	1,577	4.0
259	221	305	17.8	Capital expenditure		410	526	28.3

				Natural gas sales	(bcm)
9.99	15.41	10.19	2.0	Italy to third parties (*)		27.46	25.60	(6.8)
1.61	1.39	1.48	(8.1)	Own consumption (*)		3.08	2.87	(6.8)
5.91	7.90	5.86	(0.8)	Rest of Europe (*)		14.48	13.76	(5.0)
0.21	0.10	0.26	23.8	Outside Europe		0.37	0.36	(2.7)
17.72	24.80	17.79	0.4	Sales to third parties and own consumption of consolidated companies		45.39	42.59	(6.2)
1.65	2.27	1.77	7.3	Sales of natural gas of Eni's affiliates (net to Eni)		4.06	4.04	(0.5)
	0.01	0.02	..	Italy (*)		0.01	0.03	..
1.38	2.10	1.33	(3.6)	Rest of Europe (*)		3.71	3.43	(7.5)
0.27	0.16	0.42	55.6	Outside Europe		0.34	0.58	70.6
19.37	27.07	19.56	1.0	Total sales and own consumption (G&P)		49.45	46.63	(5.7)
1.08	1.07	0.87	(19.4)	Upstream in Europe		2.20	1.94	(11.8)
20.45	28.14	20.43	(0.1)	Worldwide gas sales		51.65	48.57	(6.0)
19.97	27.88	19.75	(1.1)	Total gas sales in Europe		50.94	47.63	(6.5)
21.63	23.51	18.38	(15.0)	Gas volumes transported in Italy	(bcm)	46.52	41.89	(10.0)
13.91	15.55	11.16	(19.8)	Eni		30.03	26.71	(11.1)
7.72	7.96	7.22	(6.5)	On behalf of third parties		16.49	15.18	(7.9)
7.66	7.38	8.86	15.7	Electricity sold	(TWh)	15.39	16.24	5.5

(a)	Starting on January 1, 2007, results from marketing of electricity have been included in results from market and distribution activities following an internal reorganization. As a consequence of this, electricity generation activity conducted by EniPower subsidiary comprises only results from production of electricity. Prior quarter results have not been restated.
(b)	Excluding special items.
(*)	These market segments merge into "Total sales in Europe".

Adjusted operating profit for the second quarter of 2007 was euro 519 million, representing a decline of euro 272 million, or 34.4%. This was due mainly to a decline in gas selling margins due mainly to an unfavorable trading environment and the impact of mild weather on sales volumes.

This was partly offset by the positive impact of favorable developments with Italy’s regulatory framework.

This reflected the enactment of Resolution No. 79/2007 by the Authority for Electricity and Gas implementing a more favorable indexation mechanism of the raw material cost component in supplies to residential and commercial users compared to what was in force in the first half of 2006 as established by Resolution No. 248/2004.

Adjusted net profit of the second quarter of 2007 decreased by euro 220 million to euro 418 million, down 34.5%, due to lower adjusted operating profit and a lower performance recorded by certain affiliates accounted for under the equity method of accounting.

Adjusted operating profit for the first half of 2007 increased by euro 208 million to euro 2,202 million, up 10.4%, notwithstanding the occurrence of unusually mild winter weather conditions resulting in lower volumes sold of natural gas by consolidated subsidiaries (down 2.8 bcm, or 6.2%). Despite this negative impact, divisional results were driven by:

-	The impact of favorable developments in the Italian regulatory framework. This reflected the enactment of Resolution No. 79/2007 by the Authority for Electricity and Gas as discussed above;
-	Supply charges incurred in the same period last year caused by a climatic emergency for the winter time 2005-2006.

The favorable trends recorded in the first quarter reversed in the second quarter as a result of the trading environment determining gas selling margins, resulting in an immaterial impact for the first half.

Net adjusted profit for the first half 2007 was euro 1,577 million, representing an increase of euro 60 million over the first half of 2006, up 4%. This reflected higher adjusted operating profit, offset in part by weaker performance in certain affiliates accounted for under the equity method of accounting.

The table below provides the break down of gas sales by market.

NATURAL GAS SALES BY MARKET

(bcm)

Second Quarter 2006	First Quarter 2007	Second Quarter 2007	% Ch. 2 Q. 07 vs 2 Q. 06	First Half 2006	First Half 2007	% Ch.

9.99	15.42	10.21	2.2	Italy to third parties	27.47	25.63	(6.7)
1.67	4.62	2.27	35.9	Wholesalers (distribution companies)	6.73	6.89	2.4
0.54	0.49	0.46	(14.8)	Gas release	1.13	0.95	(15.9)
3.29	3.33	3.00	(8.8)	Industries	7.09	6.33	(10.7)
3.63	3.93	3.88	6.9	Power generation	7.90	7.81	(1.1)
0.86	3.05	0.60	(30.2)	Residential	4.62	3.65	(21.0)
1.61	1.39	1.48	(8.1)	Own consumption	3.08	2.87	(6.8)
7.29	10.00	7.19	(1.4)	Rest of Europe	18.19	17.19	(5.5)
3.44	3.45	2.26	(34.3)	Importers in Italy	7.51	5.71	(24.0)
3.85	6.55	4.93	28.1	Target markets	10.68	11.48	7.5
1.23	1.46	1.46	18.7	Iberian Peninsula	2.47	2.92	18.2
0.73	1.37	0.91	24.7	Germany - Austria	2.51	2.28	(9.2)
0.43	1.05	0.32	(25.6)	Hungary	1.97	1.37	(30.5)
0.54	0.76	0.81	50.0	Northern Europe	1.27	1.57	23.6
0.69	1.38	1.08	56.5	Turkey	1.73	2.46	42.2
0.19	0.43	0.34	78.9	France	0.57	0.77	35.1
0.04	0.10	0.01	(75.0)	Other	0.16	0.11	(31.3)
0.48	0.26	0.68	41.7	Outside Europe	0.71	0.94	32.4
1.08	1.07	0.87	(19.4)	Upstream in Europe	2.20	1.94	(11.8)
20.45	28.14	20.43	(0.1)	Worldwide gas sales	51.65	48.57	(6.0)

In the second quarter of 2007, natural gas sales of 20.43 bcm, including own consumption and sales by affiliates and upstream sales in Europe were marginally lower compared with the same period a year ago due to mild weather, particularly in April (down 0.02 bcm). The main decrease was recorded in supplies to Italian importers (down 1.18 bcm) due to lower take-or-pay contract off-takes reflecting outages at certain power generation plants. Also volumes produced in the North Sea declined by 0.21 bcm. Main increases in sales were recorded in:

-	Target markets in the Rest of Europe (up 1.08 bcm), particularly Turkey (up 0.39 bcm), the Iberian Peninsula (up 0.23 bcm), Germany/Austria (up 0.18 bmc) and France (up 0.15 bcm);
-	Italy, where volumes grew by 0.22 bcm (2.2%) driven by higher supplies to wholesalers (up 0.6 bcm) leveraging increasing availability of production volumes from Eni’s fields in Libya and higher supplies to the power generation segment (up 0.25 bcm). Sales declined to industrial (down 0.29 bcm) and residential and commercial users (down 0.26 bcm), the latter due to mild weather conditions.

In the first half of 2007, natural gas sales of 48.57 bcm, including own consumption and sales by affiliates and upstream sales in Europe, declined by 3.08 bcm from the first half of 2006, or 6%, due to declining demand in Europe resulting from unusually mild winter weather conditions. Sales in Italy (25.63 bcm) declined by 1.84 bcm, or 6.7%, primarily due to decreased sales to residential (down 0.97 bcm) and industrial users (down 0.76 bcm). Supplies to Italian importers were down by 1.8 bcm. These declines were offset in part by sale growth registered in target markets in the Rest of Europe (up 0.8 bcm), particularly Turkey (up 0.73 bcm), the Iberian Peninsula (up 0.45 bcm), and France (up 0.2 bcm).

Other performance indicators

EBITDA (Earnings Before Interest, Taxes, Depreciation and Amortization charges) on an adjusted basis is calculated by adding to adjusted operating profit amortization and depreciation charges on a pro forma basis. This performance indicator, which is not a GAAP measure under either IFRSs or U.S. GAAP, includes Adjusted EBITDA of Eni’s wholly-owned subsidiaries.
Eni’s share of adjusted EBITDA of Snam Rete Gas (55%), which is fully-consolidated when preparing consolidated financial statements in accordance with IFRSs.
Eni’s share of adjusted EBITDA generated by certain affiliates which are accounted for under the equity method for IFRSs purposes.
Management evaluates the performance of Eni’s Gas & Power division also in terms of EBITDA on the basis that the Gas & Power division is comparable to European utilities in the gas and power generation sector.
This measure is provided with the intent to assist investors and financial analysts in assessing the Gas & Power divisional performance compared to its European peers, as EBITDA is widely used as the main performance indicator for utilities.

(million euro)

Second Quarter 2006	First Quarter 2007	Second Quarter 2007	% Ch. 2 Q. 07 vs 2 Q. 06	First Half 2006	First Half 2007	% Ch.

1,021	1,902	786	(23.0)	Adjusted EBITDA	2,482	2,688	8.3
450	1,150	188	(58.2)	Supply & Marketing	1,115	1,338	20.0
223	412	236	5.8	Regulated Business	702	648	(7.7)
270	252	267	(1.1)	International Transportation	516	519	0.6
78	88	95	21.8	Power Generation	149	183	22.8

Refining & Marketing

Second Quarter 2006	First Quarter 2007	Second Quarter 2007	% Ch. 2 Q. 07 vs 2 Q. 06	First Half 2006	First Half 2007	% Ch.

				Results	(million euro)
10,166	7,943	8,937	(12.1)	Net sales from operations		19,446	16,880	(13.2)
366	(10)	430	17.5	Operating profit		455	420	(7.7)
(207)	112	(299)		Exclusion of inventory holding (gains) losses		(254)	(187)
31	18	54		Exclusion of special items		78	72
				of which:
		37		Non-recurring items			37
31	18	17		Other special items		78	35
1		1		- asset impairments		1	1
17	17	15		- environmental provisions		61	32
6	1	2		- provisions for redundancy incentives		11	3
2				- provision to the reserve for contingencies		3
5		(1)		- other		2	(1)
190	120	185	(2.6)	Adjusted operating profit		279	305	9.3
				Net financial incomes (expenses) (a)
64	51	33		Net income (expenses) from investments (a)		111	84
(83)	(58)	(81)		Income taxes (a)		(133)	(139)
32.7	33.9	37.2		Tax rate	(%)	34.1	35.7
171	113	137	(19.9)	Adjusted net profit		257	250	(2.7)
137	134	185	35.0	Capital expenditure		232	319	37.5

				Global indicator refining margin
5.77	3.06	6.90	19.6	Brent	($/bbl)	4.36	4.98	14.2
4.58	2.34	5.12	11.8	Brent	(euro/bbl)	3.55	3.75	5.6
8.46	6.07	8.43	(0.4)	Ural	($/bbl)	7.15	7.25	1.4

				Refining throughputs and sales	(mmtonnes)
8.25	7.86	8.24	(0.1)	Refining throughputs on own account Italy		15.74	16.10	2.3
1.15	1.14	1.08	(6.1)	Refining throughputs on own account Rest of Europe		2.27	2.22	(2.2)
6.77	6.67	7.09	4.7	Refining throughputs of wholly-owned refineries		12.63	13.76	8.9
100	100	100		Utilization rate of balanced capacity	(%)	100	100
2.20	1.98	2.19	(0.5)	Retail sales Italy		4.26	4.17	(2.1)
0.95	0.90	0.99	4.2	Retail sales Rest of Europe		1.82	1.89	3.8
3.15	2.88	3.18	1.0	Sub-total retail sales		6.08	6.06	(0.3)
2.90	2.61	2.66	(8.3)	Wholesale Italy		5.84	5.27	(9.8)
1.03	1.05	1.02	(1.0)	Wholesale Rest of Europe		2.06	2.07	0.5
0.12	0.13	0.14	16.7	Wholesale Rest of World		0.22	0.27	22.7
5.35	5.67	5.02	(6.2)	Other sales		10.67	10.69	0.2
12.55	12.34	12.02	(4.2)	Sales		24.87	24.36	(2.1)

				Refined product sales by region
7.59	7.30	6.74	(11.2)	Italy		15.14	14.04	(7.3)
1.98	1.95	2.01	1.5	Rest of Europe		3.88	3.96	2.1
2.98	3.09	3.27	9.7	Rest of World		5.85	6.36	8.7

(a)	Excludes special items.

The Refining & Marketing division reported an adjusted operating profit of euro 185 million, in line with the second quarter of 2006 (down euro 5 million). This reflected the improved operating performance delivered by the refining business driven by: (i) lower refinery outages for maintenance activity and higher processed volumes and yields; (ii) a favorable trading environment mainly reflecting higher gasoline prices, the effects of which were partially offset by the appreciation of the euro over the dollar.

Marketing activities in Italy reported a lower operating profit mainly due to lower retail margins resulting from rapidly increasing international product prices not fully transferred into retail prices and a decline in wholesale margins for diesel fuels as a result of competitive pressure.

Adjusted net profit for the quarter was euro 137 million, down euro 34 million, or 19.9%, from a year ago.

Adjusted operating profit for the first half of 2007 amounted to euro 305 million, up euro 26 million from the first half of 2006, or 9.3%. This reflected the improved operating performance delivered by the refining business on the back of a favorable trading environment, particularly in the second quarter, and higher volumes processed and higher yields also due to lower maintenance outages.
Marketing activities in Italy reported a lower operating profit mainly due to lower retail margins and a decline in wholesale business results due to both lower margins and volumes marketed (down 9.8%), the latter also reflects unusually mild winter weather.
The adjusted net profit for the first half of 2007 was euro 250 million, down euro 7 million, or 2.7%.

Special charges excluded from the adjusted operating profit related mainly to environmental provisions and a risk provision relating to an ongoing antitrust proceeding against European authorities (for a total charge of euro 54 million in the second quarter and euro 72 million in the first half).

In the second quarter of 2007 refining throughputs on Eni’s own account (9.32 mmtonnes) were stable as compared to the second quarter of 2006, taking into account expiration of a processing contract at the Priolo refinery owned by third parties occurred at the end of 2006 (down 165 ktonnes in the second quarter, down 660 ktonnes in the first half). Refining throughputs in Italy increased by 2% on a homogeneous basis as a result of better performance at the Sannazzaro refinery due to the circumstance that the catalytic cracking unit was shut down for maintenance in 2006. Outside Italy, own throughput declined by 6.1% due to the standstill of the Schewdt German refinery.

In the first half of 2007 refining throughputs on Eni’s own account (18.32 mmtonnes) increased by 310 ktonnes, or 1.7%. Refining throughputs in Italy increased by 6.8% to 16.1 mmtonnes, on a homogeneous basis, as a result of better performance at the Livorno and Sannazzaro refineries reflecting lower downtime.

In the second quarter of 2007 sales of refined products decreased by 530 ktonnes to 12.02 mmtonnes, down 4.2%, due mainly to lower volumes marketed on wholesale markets in Italy.
Eni’s increased marketing initiatives meant that volumes of refined products marketed in the retail market in Italy were stable at 2.19 mmtonnes, despite the decline in domestic consumption. Gasoline sales declined, while diesel fuel sales increased driven by continuing trends in vehicle substitution.
Volumes sold to retail markets in the Rest of Europe increased by 40 ktonnes to 0.99 mmtonnes, or 4.2%, mainly in Spain.
Sales in the wholesale market in Italy decreased by 240 ktonnes from the second quarter of 2006, to 2.66 mmtonnes, down 8.3%, due to lower demand for heating oil particularly from the power generation sector.

In the first half of 2007, sales of refined products decreased by 510 ktonnes from the first half of 2006, to 24.36 mmtonnes, down 2.1%. This was due to lower volumes sold on wholesale markets in Italy and lower volumes sold to the petrochemical sector reflecting expiration of a processing contract at the Priolo refinery, partly offset by higher volumes sold to oil companies and traders in Italy.
Sales of refined products on the retail market in Italy were 4.17 mmtonnes, a 90 ktonnes decline, or 2.1%, due to competitive pressure.
Sales in the retail market in the Rest of Europe increased by 70 ktonnes to 1.89 mmtonnes, up 3.8%, mainly in Spain and Germany.
Sales in the wholesale market in Italy decreased by 570 ktonnes to 5.27 mmtonnes, down 9.8%, due to lower demand for heating oil from the power generation sector and unusually mild winter weather conditions that impacted sales of heating products (diesel oil and LPG).
Sales on the wholesale market in the Rest of Europe increased by 10 ktonnes, to 2.07 mmtonnes, or approximately 1%, primarily in the Czech Republic.

Summarized group profit and loss account

(million euro)

Second Quarter 2006	First Quarter 2007	Second Quarter 2007	% Ch. 2 Q. 07 vs 2 Q. 06	First Half 2006	First Half 2007	% Ch.

20,739	21,913	19,754	(4.7)	Net sales from operations	44,323	41,667	(6.0)
163	281	175	7.4	Other income and revenues	372	456	22.6
(14,380)	(15,462)	(14,032)	2.4	Operating expenses	(31,119)	(29,494)	5.2
		(56)		of which non-recurring items		(56)
(1,575)	(1,627)	(1,679)	(6.6)	Depreciation, amortization and impairments	(3,034)	(3,306)	(9.0)

4,947	5,105	4,218	(14.7)	Operating profit	10,542	9,323	(11.6)
109	(133)	158	45.0	Net financial income (expense)	151	25	(83.4)
227	202	289	27.3	Net income from investments	467	491	5.1

5,283	5,174	4,665	(11.7)	Profit before income taxes	11,160	9,839	(11.8)
(2,800)	(2,431)	(2,242)	19.9	Income taxes	(5,547)	(4,673)	15.8
53.0	47.0	48.1		Tax rate (%)	49.7	47.5
2,483	2,743	2,423	(2.4)	Net profit	5,613	5,166	(8.0)
				pertaining to:
2,301	2,588	2,267	(1.5)	- Eni	5,275	4,855	(8.0)
182	155	156	(14.3)	- minority interest	338	311	(8.0)

2,301	2,588	2,267	(1.5)	Net profit pertaining to Eni	5,275	4,855	(8.0)
(151)	97	(207)		Exclusion of inventory holding (gain) loss	(210)	(110)
333	(5)	160		Exclusion of special items:	372	155
				of which:
		81		- non-recurring items		81
333	(5)	79		- other special items	372	74
2,483	2,680	2,220	(10.6)	Eni's adjusted net profit	5,437	4,900	(9.9)

NON-GAAP Measures

Reconciliation of reported operating profit and net profit to results on an adjusted basis

Management evaluates Group and business performance on the basis of adjusted operating profit and adjusted net profit, which are arrived at by excluding inventory holding gains or losses and special items.
Further, finance charges on finance debt, interest income, gains or losses deriving from evaluation of certain derivative financial instruments at fair value through profit or loss as they do not meet the formal criteria to be assessed as hedges under IFRS, and exchange rate differences are excluded when determining adjusted net profit of each business segment.
The taxation effect of such items excluded from adjusted net profit is determined based on the specific rate of taxes applicable to each item, with the exception for finance charges or income, to which the Italian statutory tax rate of 33% is applied.
Adjusted operating profit and adjusted net profit are non-GAAP financial measures under either IFRS, or U.S. GAAP. Management includes them in order to facilitate a comparison of base business performance across periods and allow financial analysts to evaluate Eni’s trading performance on the basis of their forecasting models. In addition, management uses segmental adjusted net profit when calculating return on average capital employed (ROACE) by each business segment.

The following is a description of items which are excluded from the calculation of adjusted results.

Inventory holding gain or loss is the difference between the cost of sales of the volumes sold in the period based on the cost of supplies of the same period and the cost of sales of the volumes sold calculated using the weighted average cost method of inventory accounting.

Special items include certain relevant income or charges pertaining to either: (i) infrequent or unusual events and transactions, being identified as non-recurring items under such circumstances; or (ii) certain events or transactions which are not considered to be representative of the ordinary course of business, as in the case of environmental provisions, restructuring charges, asset impairments or write ups and gains or losses on divestments even though they occurred in past periods or are likely to occur in future ones. As provided for in Decision No. 15519 of July 27, 2006 of the Italian market regulator (CONSOB), non-recurring material income or charges are to be clearly reported in the management’s discussion and financial tables.

Finance charges or income related to net borrowings excluded from the adjusted net profit of business segments are comprised of interest charges on finance debt and interest income earned on cash and cash equivalents not related to operations. In addition gains or losses on the fair value evaluation of above mentioned derivative financial instruments and exchange rate differences are excluded from the adjusted net profit of business segments.
Therefore, the adjusted net profit of business segments includes finance charges or income deriving from certain segment-operated assets, i.e., interest income on certain receivable financing and securities related to operations and finance charge pertaining to the accretion of certain provisions recorded on a discounted basis (as in the case of the asset retirement obligations in the Exploration & Production division).
Finance charges or interest income and related taxation effects excluded from the adjusted net profit of the business segments are allocated on the aggregate Corporate and financial companies.

For a reconciliation of adjusted operating profit and adjusted net profit to reported operating profit and reported net profit see tables below.

(million euro)

First Half 2007	E&P	G&P	R&M	Petrochemicals	Engineering & Construction	Other activities	Corporate and financial companies	Impact of intersegment profit elimination	Group

Reported operating profit	6,550	2,106	420	211	390	(231)	(99)	(24)	9,323
Exclusion of inventory holding (gains) losses		108	(187)	(28)					(107)

Exclusion of special items
of which:
Non-recurring (income) charges	(12)	(18)	37	6	(11)	65	(11)		56
Other special (income) charges:	77	6	35			50	9		177
environmental charges		1	32			83			116
asset impairments	76		1			6			83
provisions to the reserve for contingencies						9			9
provision for redundancy incentives	1	5	3			1	9		19
other			(1)			(49)			(50)

Special items of operating profit	65	(12)	72	6	(11)	115	(2)		233

Adjusted operating profit	6,615	2,202	305	189	379	(116)	(101)	(24)	9,449
Net financial (expense) income (*)	(4)	4				(4)	29		25
Net income from investments (*)	100	218	84	2	38				442
Income taxes (*)	(3,655)	(847)	(139)	(61)	(113)		101	9	(4,705)

Tax rate (%)	54.5	34.9	35.7						47.4
Adjusted net profit	3,056	1,577	250	130	304	(120)	29	(15)	5,211

of which:
- net profit of minorities									311
- Eni's adjusted net profit									4,900

Eni's reported net profit									4,855

Exclusion of inventory holding (gains) losses									(110)
Exclusion of special items:									155
- non-recurring (income) charges									81
- other special (income) charges									74
Eni's adjusted net profit									4,900

(*)	Excludes special items.

(million euro)

First Half 2006	E&P	G&P	R&M	Petrochemicals	Engineering & Construction	Other activities	Corporate and financial companies	Impact of intersegment profit elimination	Group

Reported operating profit	8,398	1,907	455	69	211	(216)	(142)	(140)	10,542
Exclusion of inventory holding (gains) losses		(20)	(254)	(61)					(335)

Exclusion of special items
of which:
Non-recurring (income) charges
Other special (income) charges:	75	107	78	20		88	12		380
environmental charges		39	61			52			152
asset impairments	132	51	1			4			188
gains on disposal of assets	(57)								(57)
provisions to the reserve for contingencies			3	20		22			45
provision for redundancy incentives		17	11	1		1	12		42
other			2	(1)		9			10

Special items of operating profit	75	107	78	20		88	12		380

Adjusted operating profit	8,473	1,994	279	28	211	(128)	(130)	(140)	10,587
Net financial (expense) income (*)	(26)	11					152		137
Net income from investments (*)	66	292	111	1	(8)	6	(1)		467
Income taxes (*)	(4,494)	(780)	(133)		(51)		(10)	52	(5,416)

Tax rate (%)	52.8	34.0	34.1						48.4
Adjusted net profit	4,019	1,517	257	29	152	(122)	11	(88)	5,775

of which:
- net profit of minorities									338
- Eni's adjusted net profit									5,437

Eni's reported net profit									5,275

Exclusion of inventory holding (gains) losses									(210)
Exclusion of special items:									372
- non-recurring (income) charges
- other special (income) charges									372
Eni's adjusted net profit									5,437

(*)	Excludes special items.

(million euro)

Second Quarter 2007	E&P	G&P	R&M	Petrochemicals	Engineering & Construction	Other activities	Corporate and financial companies	Impact of intersegment profit elimination	Group

Reported operating profit	3,418	465	430	96	214	(215)	(61)	(129)	4,218
Exclusion of inventory holding (gains) losses		68	(299)	(31)					(262)

Exclusion of special items
of which:
Non-recurring (income) charges	(12)	(18)	37	6	(11)	65	(11)		56
Other special (income) charges:	77	4	17	(4)		84	6		184
environmental charges		1	15			83			99
asset impairments	76		1			3			80
provisions to the reserve for contingencies						9			9
provision for redundancy incentives	1	3	2	(4)		1	6		9
other			(1)			(12)			(13)

Special items of operating profit	65	(14)	54	2	(11)	149	(5)		240

Adjusted operating profit	3,483	519	185	67	203	(66)	(66)	(129)	4,196
Net financial (expense) income (*)	31	1				(4)	130		158
Net income from investments (*)	90	103	33	2	12				240
Income taxes (*)	(1,957)	(205)	(81)	(18)	(56)		51	48	(2,218)

Tax rate (%)	54.3	32.9	37.2						48.3
Adjusted net profit	1,647	418	137	51	159	(70)	115	(81)	2,376

of which:
- net profit of minorities									156
- Eni's adjusted net profit									2,220

Eni's reported net profit									2,267

Exclusion of inventory holding (gains) losses									(207)
Exclusion of special items:									160
- non-recurring (income) charges									81
- other special (income) charges									79
Eni's adjusted net profit									2,220

(*)	Excludes special items.

(million euro)

Second Quarter 2006	E&P	G&P	R&M	Petrochemicals	Engineering & Construction	Other activities	Corporate and financial companies	Impact of intersegment profit elimination	Group

Reported operating profit	4,090	708	366	30	133	(151)	(91)	(138)	4,947
Exclusion of inventory holding (gains) losses		10	(207)	(44)					(241)

Exclusion of special items
of which:
Non-recurring (income) charges
Other special (income) charges:	132	73	31	19		86	7		348
environmental charges		19	17			52			88
asset impairments	132	51	1			1			185
provisions to the reserve for contingencies			2	18		22			42
provision for redundancy incentives		3	6	1		1	7		18
other			5			10			15

Special items of operating profit	132	73	31	19		86	7		348

Adjusted operating profit	4,222	791	190	5	133	(65)	(84)	(138)	5,054
Net financial (expense) income (*)	(9)	5					99		95
Net income from investments (*)	56	155	64	1	(49)	1	(1)		227
Income taxes (*)	(2,345)	(313)	(83)	7	(19)		(9)	51	(2,711)

Tax rate (%)	54.9	32.9	32.7						50.4
Adjusted net profit	1,924	638	171	13	65	(64)	5	(87)	2,665

of which:
- net profit of minorities									182
- Eni's adjusted net profit									2,483

Eni's reported net profit									2,301

Exclusion of inventory holding (gains) losses									(151)
Exclusion of special items:									333
- non-recurring (income) charges
- other special (income) charges									333
Eni's adjusted net profit									2,483

(*)	Excludes special items.

(million euro)

First Quarter 2007	E&P	G&P	R&M	Petrochemicals	Engineering & Construction	Other activities	Corporate and financial companies	Impact of intersegment profit elimination	Group

Reported operating profit	3,132	1,641	(10)	115	176	(16)	(38)	105	5,105
Exclusion of inventory holding (gains) losses		40	112	3					155

Exclusion of special items:
of which:
Non-recurring (income) charges
Other special (income) charges:		2	18	4		(34)	3		(7)
environmental charges			17						17
asset impairments						3			3
provision for redundancy incentives		2	1	4			3		10
other						(37)			(37)

Special items of operating profit		2	18	4		(34)	3		(7)

Adjusted operating profit	3,132	1,683	120	122	176	(50)	(35)	105	5,253
Net financial (expense) income (*)	(35)	3					(101)		(133)
Net income from investments (*)	10	115	51		26				202
Income taxes (*)	(1,698)	(642)	(58)	(43)	(57)		50	(39)	(2,487)

Tax rate (%)	54.7	35.6	33.9						46.7
Adjusted net profit	1,409	1,159	113	79	145	(50)	(86)	66	2,835

of which:
- net profit of minorities									155
- Eni's adjusted net profit									2,680

Eni's reported net profit									2,588

Exclusion of inventory holding (gains) losses									97
Exclusion of special items:									(5)
- non-recurring (income) charges
- other special (income) charges									(5)
Eni's adjusted net profit									2,680

(*)	Excludes special items.

Analysis of special items

(million euro)

Second Quarter 2006	First Quarter 2007	Second Quarter 2007	First Half 2006	First Half 2007

		56	Non-recurring (income) charges		56
348	(7)	184	Other special charges:	380	177
88	17	99	environmental charges	152	116
185	3	80	asset impairments	188	83
			gains on disposal of assets	(57)
42		9	provisions to the reserve for contingencies	45	9
18	10	9	provisions for redundancy incentives	42	19
15	(37)	(13)	other	10	(50)

348	(7)	240	Special items of operating profit	380	233

(14)			Net financial (expense) income	(14)
		(6)	Net income from investments		(6)
(1)	2	(74)	Income taxes	6	(72)
333	(5)	160	Total special items of net profit	372	155

Adjusted operating profit by division

(million euro)

Second Quarter 2006	First Quarter 2007	Second Quarter 2007	% Ch. 2 Q. 07 vs 2 Q. 06	First Half 2006	First Half 2007	% Ch.

4,222	3,132	3,483	(17.5)	Exploration & Production	8,473	6,615	(21.9)
791	1,683	519	(34.4)	Gas & Power	1,994	2,202	10.4
190	120	185	(2.6)	Refining & Marketing	279	305	9.3
5	122	67	..	Petrochemicals	28	189	..
133	176	203	52.6	Engineering & Construction	211	379	79.6
(65)	(50)	(66)	(1.5)	Other activities	(128)	(116)	9.4
(84)	(35)	(66)	21.4	Corporate and financial companies	(130)	(101)	22.3
(138)	105	(129)		Impact of inter-segment profit elimination	(140)	(24)
5,054	5,253	4,196	(17.0)		10,587	9,449	(10.7)

Summarized Group balance sheet (a)

Summarized group balance sheet aggregates the amount of assets and liabilities derived from the statutory balance sheet in accordance with functional criteria which consider the enterprise conventionally divided into the three fundamental areas focusing on resource investments, operations and financing.

Management believes that this summarized group balance sheet is useful information in assisting investors to assess Eni’s capital structure and to analyze its sources of funds and investments in fixed assets and working capital.

Management uses the summarized group balance sheet to calculate key ratios such as return on capital employed (ROACE) and the proportion of net borrowings to shareholders’ equity (leverage) intended to evaluate whether Eni’s financing structure is sound and well-balanced.

(million euro)

Dec. 31, 2006	Mar. 31, 2007	June 30, 2007	Change vs Dec. 31, 2006	Change vs Mar. 31, 2007

Fixed assets
Property, plant and equipment, net	44,312	44,435	45,999	1,687	1,564
Other tangible assets	629	622	614	(15)	(8)
Inventories-compulsory stock	1,827	1,711	1,899	72	188
Intangible assets, net	3,753	3,885	3,962	209	77
Investments, net	4,246	4,373	5,285	1,039	912
Accounts receivable financing and securities related to operations	557	515	366	(191)	(149)
Net accounts payable in relation to capital expenditure	(1,090)	(897)	(1,178)	(88)	(281)

	54,234	54,644	56,947	2,713	2,303
Net working capital
Inventories	4,752	4,888	4,828	76	(60)
Trade accounts receivable	15,230	15,006	13,607	(1,623)	(1,399)
Trade accounts payable	(10,528)	(9,692)	(9,928)	600	(236)
Taxes payable and reserve for net deferred income tax liabilities	(5,396)	(7,306)	(6,851)	(1,455)	455
Reserve for contingencies	(8,614)	(8,335)	(8,205)	409	130
Other operating assets and liabilities:
- equity instruments			2,581	2,581	2,581
- other operating assets and liabilities (b)	(641)	(1,230)	(677)	(36)	553

	(5,197)	(6,669)	(4,645)	552	2,024
Employee termination indemnities and other benefits	(1,071)	(1,032)	(936)	135	96
Net assets held for sale including net borrowings			52	52	52

CAPITAL EMPLOYED, NET	47,966	46,943	51,418	3,452	4,475

Shareholders' equity including minority interest	41,199	43,091	42,296	1,097	(795)
Net borrowings	6,767	3,852	9,122	2,355	5,270

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	47,966	46,943	51,418	3,452	4,475

(a)	For a reconciliation to the statutory balance sheet see 2006 Eni's Annual Report under the paragraph "Reconciliation of Summarized Group Balance Sheet and Statement of Cash Flows to statutory schemes", pages 77-78.
(b)	Include operating financing receivables and securities related to operations for euro 302 million (euro 249 million at December 31, 2006) and securities covering technical reserves of Eni's insurance activities for euro 515 million (euro 417 million at December 31, 2006). Gain and losses relating to these cash flow hedges are taken to reserves. This treatment does not apply to the time value component arising from market price fluctuations within the range provided by these call and put options which is recognized in the profit and loss account under the item net financial expenses because the hedging relationship is ineffective.

Net borrowings and leverage

Leverage is a measure of a company’s level of indebtedness, calculated as the ratio between net borrowings which is calculated by excluding cash and cash equivalents and certain very liquid assets from financial debt and shareholders’ equity, including minority interests. Management makes use of leverage in order to assess the soundness and efficiency of the Group balance sheet in terms of optimal mix between net borrowings and net equity, and to carry out benchmark analysis with industry standards. In the medium term, management plans to maintain a strong financial structure targeting a level of leverage up to 0.40.

Leverage and net borrowings

(million euro)

Dec. 31, 2006	Mar. 31, 2007	June 30, 2007	Change vs Dec. 31, 2006	Change vs Mar. 31, 2007

Total debt	11,699	16,470	16,141	4,442	(329)
- Short term debt	4,290	9,670	9,061	4,771	(609)
- Long term debt	7,409	6,800	7,080	(329)	280
Cash and cash equivalents	(3,985)	(6,723)	(6,368)	(2,383)	355
Securities not related to operations	(552)	(270)	(214)	338	56
Non-operating financing receivables	(395)	(5,625)	(437)	(42)	5,188

Net borrowings	6,767	3,852	9,122	2,355	5,270

Shareholders' equity including minority interest	41,199	43,091	42,296	1,097	(795)

Leverage	0.16	0.09	0.22	0.06	0.13

Assuming Gazprom exercises its call options to purchase a 20% interest in OAO Gazprom Neft and a 51% interest in ex-Yukos gas assets from Eni as of June 30, 2007, leverage would stand at 0.14 as of June 30, 2007.

BONDS DUE WITHIN 18 MONTHS FROM JUNE 30, 2007

(million euro) (a)

Issuing company
Eni Coordination Center SA	757
Eni USA Inc	148
905

(a)	Including interest accrued and discount on issue.

Changes in shareholders' equity

(million euro)

Shareholders' equity at December 31, 2006		41,199
Net profit for the period	5,166
Reserve for cash flow hedges	(528)
Dividend to Eni shareholders	(2,384)
Dividends paid by consolidated subsidiaries to shareholders	(227)
Shares repurchased	(339)
Effect on equity of the shares repurchased by consolidated subsidiaries (Snam Rete Gas)	(196)
Exchange differences from translation of financial statements denominated in currencies other than euro	(339)
Other changes	(56)

Total changes		1,097

Shareholders' equity at June 30, 2007		42,296

Return on Average Capital Employed (ROACE)

Return on Average Capital Employed for the Group, on an adjusted basis is the return on the Group average capital invested, calculated as ratio between net adjusted profit before minority interest, plus net finance charges on net borrowings net of the related tax effect, and net average capital employed. The tax rate applied on finance charges is the Italian statutory tax rate of 33%. The capital invested as of period-end used for the calculation of net average capital invested is obtained by deducting inventory gains or losses as of in the period, net of the related tax effect.
ROACE by business segment is determined as ratio between adjusted net profit and net average capital invested pertaining to each business segment, adjusting net capital invested as of period-end by net inventory gains or losses (net of the related tax effect based on each business segment specific tax rate).
Return on Average Capital Employed for the Group, on an adjusted basis is the return on the Group average capital invested, calculated as ratio between net adjusted profit before minority interest, plus net finance charges on net borrowings net of the related tax effect, and net average capital employed. The tax rate applied on finance charges is the Italian statutory tax rate of 33%. The capital invested as of period-end used for the calculation of net average capital invested is obtained by deducting inventory gains or losses as of in the period, net of the related tax effect.
ROACE by business segment is determined as ratio between adjusted net profit and net average capital invested pertaining to each business segment, adjusting net capital invested as of period-end by net inventory gains or losses (net of the related tax effect based on each business segment specific tax rate).

(million euro)

Calculated on a 12-month period ending on June 30, 2007	E&P	G&P	R&M	Group

Adjusted net profit	6,316	2,922	622	10,454
Exclusion of after-tax finance expenses/interest income				4
Adjusted net profit unlevered	6,316	2,922	622	10,458
Capital employed, net:
- at the beginning of period	19,166	16,706	5,626	46,257
- at the end of period	21,717	18,451	5,909	51,551
Average capital employed, net	20,442	17,579	5,768	48,904
ROACE adjusted (%)	30.9	16.6	10.8	21.4

Assuming Gazprom exercises its call options to purchase a 20% interest in OAO Gazprom Neft and a 51% interest in ex-Yukos gas assets from Eni as of June 30, 2007, the Group ROACE would stand at 22.1% for the twelve-month period ending June 30, 2007.

(million euro)

Calculated on a 12-month period ending on June 30, 2006	E&P	G&P	R&M	Group

Adjusted net profit	7,526	2,537	815	10,843
Exclusion of after-tax finance expenses/interest income				29
Adjusted net profit unlevered	7,526	2,537	815	10,872
Capital employed, net:
- at the beginning of period	19,998	17,479	4,919	47,122
- at the end of period	19,166	16,594	4,512	45,599
Average capital employed, net	19,582	17,037	4,716	46,361
ROACE adjusted (%)	38.4	14.9	17.3	23.5

(million euro)

Calculated on a 12-month period ending on December 31, 2006	E&P	G&P	R&M	Group

Adjusted net profit	7,279	2,862	629	11,018
Exclusion of after-tax finance expenses/interest income				46
Adjusted net profit unlevered	7,279	2,862	629	11,064
Capital employed, net:
- at the beginning of period	20,206	18,978	5,993	49,692
- at the end of period	18,590	18,864	5,766	47,999
Average capital employed, net	19,398	18,921	5,880	48,846
ROACE adjusted (%)	37.5	15.1	10.7	22.7

Summarized Group cash flow statement

Eni’s summarized group cash flow statement derives from the statutory statement of cash flows. It allows to create a link between changes in cash and cash equivalents (deriving from the statutory cash flows statement) occurring from the beginning of period to the end of period and changes in net borrowings (deriving from the summarized cash flow statement) occurring from the beginning of period to the end of period. The measure enabling to make such a link is represented by "free cash flow" which is the cash in excess of capital expenditure needs. Starting from free cash flow it is possible to determine either: (i) changes in cash and cash equivalents for the period by adding/deducting cash flows relating to financing debts/receivables (issuance/repayment of debt and receivables related to financing activities), shareholders’ equity (dividends paid, net repurchase of own shares, capital issuance) and the effect of changes in consolidation and of exchange differences; (ii) changes in net borrowings for the period by adding/deducting cash flows relating to shareholders’ equity and the effect of changes in consolidation and of exchange differences.

SUMMARIZED GROUP CASH FLOW STATEMENT (a)

(million euro)

Second Quarter 2006	First Quarter 2007	Second Quarter 2007	First Half 2006	First Half 2007	% Ch.

2,483	2,743	2,423	Net profit	5,613	5,166	(447)
			Adjustments to reconcile to cash generated from operating profit before changes in working capital:
1,254	1,251	1,620	- amortization and depreciation and other non-monetary items	2,575	2,871	296
3	(14)	(12)	- net gains on disposal of assets	(60)	(26)	34
2,740	2,397	1,973	- dividends, interest, income taxes and other changes	5,583	4,370	(1,213)

6,480	6,377	6,004	Net cash generated from operating profit before changes in working capital	13,711	12,381	(1,330)
873	445	597	Changes in working capital related to operations	1,004	1,042	38
(2,548)	(1,259)	(2,461)	Dividends received, taxes paid, interest (paid) received	(4,047)	(3,720)	327

4,805	5,563	4,140	Net cash provided by operating activities	10,668	9,703	(965)
(1,714)	(2,013)	(2,244)	Capital expenditure	(3,054)	(4,257)	(1,203)
(38)	(10)	(4,925)	Investments and businesses	(57)	(4,935)	(4,878)
19	12	164	Disposals	104	176	72
188	(152)	358	Other cash flow related to capital expenditure, investments and disposals	80	206	126

3,260	3,400	(2,507)	Free cash flow	7,741	893	(6,848)
86	(5,035)	5,265	Borrowings (repayment) of debt related to financing activities	466	230	(236)
708	4,887	(253)	Changes in short and long-term financial debt	(1,143)	4,634	5,777
(3,422)	(445)	(2,841)	Dividends paid and changes in minority interests and reserves	(3,778)	(3,286)	492
(111)	(69)	(19)	Effect of changes in consolidation and exchange differences	(141)	(88)	53
521	2,738	(355)	NET CASH FLOW FOR THE PERIOD	3,145	2,383	(762)

CHANGES IN NET BORROWINGS

(million euro)

Second Quarter 2006	First Quarter 2007	Second Quarter 2007	First Half 2006	First Half 2007	% Ch.

3,260	3,400	(2,507)	Free cash flow	7,741	893	(6,848)
			Net borrowings of acquired companies
(45)		(24)	Net borrowings of divested companies	1	(24)	(25)
104	(40)	102	Exchange differences on net borrowings and other changes	117	62	(55)
(3,422)	(445)	(2,841)	Dividends paid and changes in minority interests and reserves	(3,778)	(3,286)	492
(103)	2,915	(5,270)	CHANGES IN NET BORROWINGS	4,081	(2,355)	(6,436)

(a)	For a reconciliation to the statutory statement of cash flows see 2006 Eni's Annual Report under the paragraph "Reconciliation of Summarized Group Balance Sheet and Statement of Cash Flows to statutory schemes", pages 79-80.

Capital expenditures

Exploration & Production

(million euro)

Second Quarter 2006	First Quarter 2007	Second Quarter 2007	% Ch. 2 Q. 07 vs 2 Q. 06	First Half 2006	First Half 2007	% Ch.

4	73	23	..	Acquisitions of proved and unproved property	4	96	..
				Italy
	5	6		North Africa		11
				West Africa
4	68	17		Rest of world	4	85
205	373	375	82.9	Exploration	378	748	97.9
34	34	28	(17.6)	Italy	57	62	8.8
59	83	86	45.8	North Africa	107	169	57.9
47	68	69	46.8	West Africa	94	137	45.7
28	75	49	75.0	North Sea	43	124	..
37	113	143	..	Rest of world	77	256	..
934	909	1,056	13.1	Development	1,711	1,965	14.8
89	107	147	65.2	Italy	174	254	46.0
163	188	207	27.0	North Africa	303	395	30.4
235	266	256	8.9	West Africa	373	522	39.9
93	89	114	22.6	North Sea	187	203	8.6
354	259	332	(6.2)	Rest of world	674	591	(12.3)
10	11	17	70.0	Other	21	28	33.3
1,153	1,366	1,471	27.6		2,114	2,837	34.2

Gas & Power

(million euro)

Second Quarter 2006	First Quarter 2007	Second Quarter 2007	% Ch. 2 Q. 07 vs 2 Q. 06	First Half 2006	First Half 2007	% Ch.

208	154	263	26.4	Italy	348	417	19.8
51	67	42	(17.6)	Outside Italy	62	109	75.8
259	221	305	17.8		410	526	28.3
6	5	11	83.3	Market	13	16	23.1
6	5	11	83.3	Outside Italy	13	16	23.1
40	25	31	(22.5)	Distribution	67	56	(16.4)
161	144	222	37.9	Transport	252	366	45.2
116	82	191	64.7	Italy	203	273	34.5
45	62	31	(31.1)	Outside Italy	49	93	89.8
52	47	41	(21.2)	Power generation	78	88	12.8
259	221	305	17.8		410	526	28.3

Refining & Marketing

(million euro)

Second Quarter 2006	First Quarter 2007	Second Quarter 2007	% Ch. 2 Q. 07 vs 2 Q. 06	First Half 2006	First Half 2007	% Ch.

118	123	160	35.6	Italy	197	283	43.7
19	11	25	31.6	Outside Italy	35	36	2.9
137	134	185	35.0		232	319	37.5
95	104	110	15.8	Refining and Supply and Logistics	162	214	32.1
95	104	110	15.8	Italy	162	214	32.1
42	30	55	31.0	Marketing	67	85	26.9
23	19	30	30.4	Italy	32	49	53.1
19	11	25	31.6	Outside Italy	35	36	2.9
		20	..	Other activities	3	20	..
137	134	185	35.0		232	319	37.5

Exploration & Production

Daily production of oil and natural gas by region

Second Quarter 2006	First Quarter 2007	Second Quarter 2007	% Ch. 2 Q. 07 vs 2 Q. 06	First Half 2006	First Half 2007	% Ch.

1,748	1,734	1,736	(0.7)	Daily production of oil and natural gas (a)	(kboe/d)	1,787	1,735	(2.9)
237	223	215	(9.3)	Italy		242	219	(9.5)
555	566	599	7.9	North Africa		548	583	6.4
368	337	333	(9.5)	West Africa		375	335	(10.7)
284	287	264	(7.0)	North Sea		291	275	(5.5)
304	321	325	6.9	Rest of world		331	323	(2.4)
154.1	150.1	152.2	(1.2)	Oil and natural gas sold (a)	(mmboe)	313.6	302.3	(3.6)

Daily production of liquids by region

Second Quarter 2006	First Quarter 2007	Second Quarter 2007	% Ch. 2 Q. 07 vs 2 Q. 06	First Half 2006	First Half 2007	% Ch.

1,056	1,030	1,026	(2.8)	Production of liquids (a)	(kbbl/d)	1,099	1,028	(6.5)
76	77	76		Italy		79	76	(3.8)
327	328	333	1.8	North Africa		326	331	1.5
322	288	285	(11.5)	West Africa		330	286	(13.3)
178	170	155	(12.9)	North Sea		183	163	(10.9)
153	167	177	15.7	Rest of world		181	172	(5.0)

Daily production of natural gas by region

Second Quarter 2006	First Quarter 2007	Second Quarter 2007	% Ch. 2 Q. 07 vs 2 Q. 06	First Half 2006	First Half 2007	% Ch.

3,974	4,043	4,082	2.7	Production of natural gas (a)	(mmcf/d)	3,950	4,063	2.7
920	840	801	(12.9)	Italy		933	820	(12.1)
1,306	1,367	1,524	16.7	North Africa		1,275	1,446	13.4
266	280	278	4.4	West Africa		256	279	9.0
611	669	626	2.4	North Sea		621	647	4.3
871	887	854	(1.9)	Rest of world		866	871	0.6

(a)	Includes Eni's share of production of equity-accounted entities.

Contents

Report on the second
quarter of 2007

Contents

	1	Basis of presentation
	2	Statistic recap
Financial Review	3	Profit and loss account and divisional highlights
	5	Analysis of profit and loss account items
	11	Summarized Group balance sheet
	17	Summarized Cash flow statement and change in net borrowings
	18	Capital expenditures
	21	Outlook for 2007
Financial and Operating review by division	22	Exploration & Production
	25	Gas & Power
	29	Refining & Marketing
	32	Petrochemicals
	34	Engineering & Construction
	36	Other activities
Non-GAAP measures	37	Reconciliation of reported operating profit and reported net profit to results on an adjusted basis
	43	Certification rendered by Eni's Chief Financial Officer, in his quality as manager responsible for the preparation of financial reports, pursuant to Article 154-bis paragraph 2 of Legislative Decree No. 58/1998

Contents

ENI REPORT ON THE SECOND QUARTER OF 2007

BASIS OF PRESENTATION
Eni’s accounts at June 30, 2007, unaudited, have been prepared in accordance with the criteria defined by the Commissione Nazionale per le Società e la Borsa (CONSOB) in its regulation for companies listed on the Italian Stock Exchange.
Financial information relating to the profit and loss account is presented for the second quarter of 2007 and for the first half of 2006. Financial information relating to balance sheet data is presented at June 30, 2007, March 31, 2007 and December 31, 2006. Tables are comparable with those of 2006 financial statements and the first half report.
Eni’s accounts at June 30, 2007 have been prepared in accordance with the evaluation and measurement criteria contained in the International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB) and adopted by the European Commission according to the procedure set forth in Article 6 of the European Regulation (CE) No. 1606/2002 of the European Parliament and European Council of July 19, 2002.
Non-GAAP financial measures disclosed throughout this report are accompanied by explanatory notes and tables to help investors to gain a full understanding of said measures in line with guidance provided for by recommendation CESR/05-178b.	Disclaimer
This report contains certain forward-looking statements, in particular in the Outlook section those regarding capital expenditure, dividends, share repurchases, allocation of future cash flow from operations, future operating performance, gearing, targets of production and sale growth, new markets, and the progress and timing of projects. By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that will or may occur in the future. Actual results may differ from those expressed in such statements, depending on a variety of factors, including the timing of bringing new fields on stream; management’s ability in carrying out industrial plans and in succeeding in commercial transactions; future levels of industry product supply, demand and pricing; operational problems; general economic conditions; political stability and economic growth in relevant areas of the world; changes in laws and governmental regulations; development and use of new technology; changes in public expectations and other changes in business conditions; the actions of competitors.

Due to the seasonality in demand for natural gas and certain refined products and the changes in a number of external factors affecting Eni’s operations, such as prices and margins of hydrocarbons and refined products, Eni’s results of operations and changes in net borrowings for the first half of the year cannot be extrapolated for the full year.

Contents

ENI REPORT ON THE SECOND QUARTER OF 2007

STATISTIC RECAP

Summary financial data

Second quarter	(million euro)	First half

2006	2007	Change	% Change	2006	2007	Change	% Change

20,739	19,754	(985)	(4.7)	Net sales from operations	44,323	41,667	(2,656)	(6.0)
4,947	4,218	(729)	(14.7)	Operating profit	10,542	9,323	(1,219)	(11.6)
5,054	4,196	(858)	(17.0)	Adjusted operating profit (a)	10,587	9,449	(1,138)	(10.7)
2,301	2,267	(34)	(1.5)	Net profit (b)	5,275	4,855	(420)	(8.0)
0.62	0.62			- per ordinary share (euro) (c)	1.42	1.32	(0.10)	(7.0)
1.56	1.67	0.11	7.1	- per ADR ($) (c) (d)	3.49	3.51	0.02	0.6
2,483	2,220	(263)	(10.6)	Adjusted net profit (a) (b)	5,437	4,900	(537)	(9.9)
0.67	0.60	(0.07)	(10.4)	- per ordinary share (euro) (c)	1.46	1.33	(0.13)	(8.9)
1.68	1.62	(0.06)	(3.6)	- per ADR ($) (c) (d)	3.59	3.54	(0.05)	(1.4)
4,805	4,140	(665)	(13.8)	Net cash provided by operating activities	10,668	9,703	(965)	(9.0)
1,714	2,244	530	30.9	Capital expenditure	3,054	4,257	1,203	39.4

(a)	For a detailed explanation of adjusted operating profit and adjusted net profit see page 37.
(b)	Profit attributable to Eni shareholders.
(c)	Fully diluted. Dollar amounts are converted on the basis of the average EUR/USD exchange rate quoted by the ECB for the periods presented.
(d)	One ADR (American Depositary Receipt) is equal to two Eni ordinary shares.

Key market indicators

Second quarter	First half

2006	2007	Change	% Change	2006	2007	Change	% Change

69.62	68.76	(0.86)	(1.2)	Average price of Brent dated crude oil (a)	65.69	63.26	(2.43)	(3.7)
1.256	1.348	0.092	7.3	Average EUR/USD exchange rate (b)	1.229	1.329	0.100	8.1
55.43	51.01	(4.42)	(8.0)	Average price in euro of Brent dated crude oil	53.45	47.60	(5.85)	(10.9)
5.77	6.90	1.13	19.6	Average European refining margin (c)	4.36	4.98	0.62	14.2
4.59	5.12	0.53	11.5	Average European refining margin in euro	3.55	3.75	0.20	5.6
2.9	4.1	1.2	41.4	Euribor - three month rate (%)	2.8	3.9	1.1	39.3
5.1	5.6	0.5	9.8	Libor - three month dollar rate (%)	4.9	5.5	0.6	12.2

(a)	In USD dollars per barrel. Source: Platt’s Oilgram.
(b)	Source: ECB.
(c)	In USD per barrel FOB Mediterranean Brent dated crude oil. Source: Eni calculations based on Platt’s Oilgram data.

Summary operating data

Second quarter	(million euro)	First half

2006	2007	Change	% Change	2006	2007	Change	% Change

1,748	1,736	(12)	(0.7)	Production of hydrocarbons (a)	(kboe/d)	1,787	1,735	(52)	(2.9)
1,056	1,026	(30)	(2.8)	- Liquids	(kbbl/d)	1,099	1,028	(71)	(6.5)
3,974	4,082	108	2.7	- Natural gas (a)	(mmcf/d)	3,950	4,063	113	2.7
20.45	20.43	(0.02)	(0.1)	Worldwide gas sales	(bcm)	51.65	48.57	(3.08)	(6.0)
1.08	0.87	(0.21)	(19.4)	of which: Upstream sales in Europe		2.20	1.94	(0.26)	(11.8)
7.66	8.86	1.20	15.7	Electricity sold	(TWh)	15.39	16.24	0.85	5.5
3.15	3.18	0.03	1.0	Retail sales of refined products in Europe	(mmtonnes)	6.08	6.06	(0.02)	(0.3)
1,274	1,409	135	10.6	Petrochemical product sales	(ktonnes)	2,680	2,812	132	4.9

(a)	Includes own consumption of natural gas (8.3 mmcm/d in the first half 2007, 8.1 mmcm/d in the first half 2006, 8.4 mmcm/d in the second quarter 2007 and 8.3 mmcm/d in the second quarter 2006).

Contents

ENI REPORT ON THE SECOND QUARTER OF 2007

Financial review

PROFIT AND LOSS ACCOUNT AND DIVISIONAL HIGHLIGHTS

Second quarter	(million euro)	First half

2006	2007	Change	% Change	2006	2007	Change	% Change

20,739	19,754	(985)	(4.7)	Net sales from operations	44,323	41,667	(2,656)	(6.0)
163	175	12	7.4	Other income and revenues	372	456	84	22.6
(14,380)	(14,032)	348	2.4	Operating expenses	(31,119)	(29,494)	1,625	5.2
	(56)			of which non-recurring items	(56)
(1,575)	(1,679)	(104)	(6.6)	Depreciation, amortization and impairments	(3,034)	(3,306)	(272)	(9.0)
4,947	4,218	(729)	(14.7)	Operating profit	10,542	9,323	(1,219)	(11.6)
109	158	49	45.0	Net financial income (expense)	151	25	(126)	(83.4)
227	289	62	27.3	Net income from investments	467	491	24	5.1
5,283	4,665	(618)	(11.7)	Profit before income taxes	11,160	9,839	(1,321)	(11.8)
(2,800)	(2,242)	558	19.9	Income taxes	(5,547)	(4,673)	874	15.8
53.0	48.1			Tax rate (%)	49.7	47.5
2,483	2,423	(60)	(2.4)	Net profit	5,613	5,166	(447)	(8.0)
				pertaining to:
2,301	2,267	(34)	(1.5)	- Eni	5,275	4,855	(420)	(8.0)
182	156	(26)	(14.3)	- minority interest	338	311	(27)	(8.0)

Second quarter
Eni’s net profit for the second quarter of 2007 was euro 2,267 million, down euro 34 million from the second quarter of 2006, or 1.5%, due mainly to a lower operating performance down by euro 729 million, or 14.7%, as a result of a decline in the Exploration & Production and Gas & Power divisions. This reduction in operating profit was offset in part by a euro 558 million decrease in income taxes reflecting lower profit before taxes and an approximately 5 percentage point decline in the Group tax rate (from 53 to 48.1%) as a result of a lower share of profit generated by the Exploration & Production division.

Eni's adjusted net profit

Second quarter	(million euro)	First half

2006	2007	Change	% Change	2006	2007	Change	% Change

2,301	2,267	(34)	(1.5)	Net profit pertaining to Eni	5,275	4,855	(420)	(8.0)
(151)	(207)			Exclusion of inventory holding (gain) loss	(210)	(110)
333	160			Exclusion of special items	372	155
				of which:
	81			- non-recurring items		81
333	79			- other special items	372	74
2,483	2,220	(263)	(10.6)	Eni's adjusted net profit (a)	5,437	4,900	(537)	(9.9)

(a)	For a definition and reconciliation of reported operating profit and reported net profit to adjusted results, which exclude inventory holding gains/losses and special items, see "Reconciliation of reported operating profit and net profit to results on an adjusted basis" on page 37.

Eni’s adjusted net profit amounted to euro 2,220 million, down 10.6% from the second quarter 2006. Adjusted net profit is arrived at by excluding an inventory holding gain of euro 207 million and special charges of euro 160 million net, resulting in an immaterial adjustment to net profit (down euro 47 million).	Special charges for the quarter concerned essentially environmental charges, impairment of mineral assets and employee redundancy incentives, as well as non-recurring charges related to: (i) risk provisions related to ongoing antitrust proceedings against the European antitrust authority; (ii) a gain deriving from the curtailment of the reserve for employee post-retirement benefits relating to Italian companies.

Contents

ENI REPORT ON THE SECOND QUARTER OF 2007

The following table sets forth adjusted net profit by division:

Second quarter	(million euro)	First half

2006	2007	Change	% Change	2006	2007	Change	% Change

1,924	1,647	(277)	(14.4)	Exploration & Production	4,019	3,056	(963)	(24.0)
638	418	(220)	(34.5)	Gas & Power	1,517	1,577	60	4.0
171	137	(34)	(19.9)	Refining & Marketing	257	250	(7)	(2.7)
13	51	38	292.3	Petrochemicals	29	130	101	348.3
65	159	94	144.6	Engineering & Construction	152	304	152	100.0
(64)	(70)	(6)	(9.4)	Other activities	(122)	(120)	2	1.6
5	115	110	..	Corporate and financial companies	11	29	18	163.6
(87)	(81)	6	..	Impact of inter-segment profits elimination (a)	(88)	(15)	73	..
2,665	2,376	(289)	(10.8)		5,775	5,211	(564)	(9.8)
				of which:
182	156	(26)	(14.3)	- net profit of minorities	338	311	(27)	(8.0)
2,483	2,220	(263)	(10.6)	- Eni's adjusted net profit	5,437	4,900	(537)	(9.9)

(a)	This item concerned mainly intra-group sales of goods, services and capital assets recorded at period end in the equity of the purchasing business segment.

The decline in the Group adjusted net profit was owed to:
  The reduction of adjusted net profit reported by the Exploration & Production division (down euro 277 million, or 14.4%) due to a weaker operating performance (down euro 739 million, or 17.5%) which was adversely impacted by the appreciation of the euro over the dollar (7.3%), a decline in production sold (down 2.7 mmboe) and higher exploration expenses (down euro 187 million).
  The reduction of adjusted net profit registered in the Gas & Power division (down euro 220 million, or 34.5%) due to a weaker operating performance (down euro 272 million, or 34.4%) which was adversely impacted by lower natural gas selling margins affected by an unfavorable trading environment and the impact of mild weather on sales volumes, particularly in April. These negative factors were offset in part by positive developments in regulations in Italy due to recently enacted measures by the Italian Authority for Electricity and Gas regarding the indexation of tariffs in the residential segment. Divisional results were also negatively impacted by lower results recorded by equity-accounted entities.

These declines in the adjusted net profit were partly offset by a higher adjusted net profit reported in the divisions:

  Engineering & Construction (up euro 94 million, or 144.6%), reflecting an improved operating performance (up euro 70 million) against the backdrop of favorable demand trends in oilfield services.

  Petrochemicals (up euro 38 million, or 292.3%), due to an improved operating performance (up euro 62 million) reflecting a recovery in product selling margins and the circumstance that results for the second quarter 2006 were materially affected by an accident occurred at the Priolo refinery resulting in outages at several Eni’s petrochemical plants.

The trading environment was affected by slightly lower oil prices with Brent crude prices averaging $68.76 per barrel, down 1.2% compared to the first quarter of 2006, and the appreciation of the euro over the dollar (up 7.3%), as well as lower natural gas selling margins related mainly to the negative trends in energy parameters used in determining purchase and selling prices of natural gas. These negatives were partially offset by an increase in refining margins on the Brent crude marker (up 19.6%). The narrowing of price differentials between light and heavy crude qualities while capping the upside on Eni’s realized refining margins, helped upstream crude realizations which improved somewhat from 2006 as opposed to the trend registered in the Brent crude marker.

First half
Eni’s net profit for the first half of 2007 was euro 4,855 million, down euro 420 million from the first half of 2006, or 8%, due primarily to a lower operating performance (down euro 1,219 million, or 11.6%) as a result of a decline in the Exploration & Production division, partially offset by a positive performance delivered by Eni's downstream and the Engineering & Construction businesses. This reduction in operating profit was offset in part by lower income taxes (down by euro 874

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million) owing to lower profit before taxes and a 2.2 percentage point decline in the Group tax rate (from 49.7 to 47.5%).

Eni’s adjusted net profit amounted to euro 4,900 million, down 9.9% from the first half of 2006. Adjusted net profit is arrived at by excluding an inventory holding loss of euro 110 million and special charges of euro 155 million net, resulting in an immaterial adjustment to net profit (up euro 45 million).

Return on Average Capital Employed (ROACE) calculated on an adjusted basis for the twelve-month period ending June 30, 2007 was 21.4% (23.5% for the twelve-month period ending June 30, 2006). Assuming Gazprom exercises its call options to purchase a 20% interest in OAO Gazprom Neft and a 51% interest in ex-Yukos gas assets from Eni as of June 30, 2007, the Group ROACE would stand at 22.1%.

The decline in the Group adjusted net profit was owed to:

  The reduction of adjusted net profit recorded in the Exploration & Production division (down euro 963 million, or 24%), due to a weaker operating performance (down euro 1,858 million, or 21.9%) which was adversely impacted by the appreciation of the euro over the dollar (8.1%), a decline in production sold (down 12.2 mmboe), higher exploration expenses, and lower realizations in dollars (down 2.1%). Performance in this segment was negatively affected also by the two percentage point increase in the adjusted tax rate (from 52.8% to 54.5%) due to changes in the fiscal regime of the United Kingdom and Algeria enacted in the second half of 2006 and Algeria enacted in the second half of 2006.
These declines in the adjusted net profit were partly offset by a higher adjusted net profit reported in the divisions:
  Engineering & Construction (up euro 152 million, or 100%), reflecting an improved operating performance (up euro 168 million) against the backdrop of favorable demand trends in oilfield services.
  Petrochemicals (up euro 101 million, or 348.3%), due to an improved operating performance (up euro 161 million), reflecting a recovery in product selling margins and the impact of the accident occurred at the Priolo refinery on the results for the first half of 2006.
  Gas & Power (up euro 60 million, or 4%), due to a better operating performance (up euro 208 million, or 10.4%) reflecting essentially positive developments in the regulatory framework in Italy and the circumstance that certain purchase charges were incurred in the first quarter of 2006 owing a climatic emergency for the 2005-2006 winter. These positive factors were offset in part by the impact of unusually mild weather conditions affecting natural gas sales by consolidated subsidiaries (down 2.8 bcm, or 6.2%), offset in part by volume increases in target markets in Europe. Divisional results were also negatively impacted by lower results recorded by equity-accounted entities.

The trading environment was affected by lower oil prices with Brent crude prices averaging $63.26 per barrel, down 3.7% compared to the first half of 2006, and the appreciation of the euro over the dollar (up 8.1%). These negatives were partially offset by increased refining margins on the Brent crude marker (up 14.2%) and higher selling margins on petrochemical products. Overall, the first half trading environment had no material impact on natural gas selling margins.

ANALYSIS OF PROFIT AND LOSS ACCOUNT ITEMS

Net sales from operations

Second quarter	(million euro)	First half

2006	2007	Change	% Change	2006	2007	Change	% Change

7,047	6,468	(579)	(8.2)	Exploration & Production	14,459	12,829	(1,630)	(11.3)
5,799	5,179	(620)	(10.7)	Gas & Power	14,933	13,722	(1,211)	(8.1)
10,166	8,937	(1,229)	(12.1)	Refining & Marketing	19,446	16,880	(2,566)	(13.2)
1,612	1,802	190	11.8	Petrochemicals	3,340	3,476	136	4.1
1,770	2,307	537	30.3	Engineering & Construction	3,080	4,269	1,189	38.6
251	46	(205)	(81.7)	Other activities	465	103	(362)	(77.8)
298	335	37	12.4	Corporate and financial companies	605	617	12	2.0
(6,204)	(5,320)	884	..	Consolidation adjustment	(12,005)	(10,229)	1,776	..
20,739	19,754	(985)	(4.7)		44,323	41,667	(2,656)	(6.0)

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ENI REPORT ON THE SECOND QUARTER OF 2007

Second quarter
Eni’s net sales from operations (revenues) for the second quarter of 2007 (euro 19,754 million) were down euro 985 million, a 4.7% decline from the second quarter of 2006, primarily reflecting the impact of the appreciation of the euro versus the dollar (up 7.3%) and the decline in natural gas prices, and in sold production of hydrocarbons (down 2.7 mmboe). These negative factors were offset in part by higher activity levels in the Engineering & Construction and Petrochemical segments and higher refined products dollar prices.

First half
Eni’s net sales from operations (revenues) for the first half of 2007 (euro 41,667 million) were down euro 2,656 million, a 6% decline from the first half of 2006, primarily reflecting the impact of the appreciation of the euro versus the dollar (up 8.1%) and the decline in hydrocarbon prices, as well as lower sold production of hydrocarbons (down 12.2 mmboe) and lower sales of natural gas (down 2.8 bcm). These negative factors were offset in part by higher activity levels in the Engineering & Construction and Petrochemical segments.

Revenues generated by the Exploration & Production segment (euro 12,829 million) declined by euro 1,630 million, down 11.3%, essentially due to the impact of the appreciation of the euro versus the dollar, lower hydrocarbon production sold (down 12.2 mmboe, or 3.9%) and the decline in realizations in dollars (down 2.1%).

Revenues generated by the Gas & Power segment (euro 13,722 million) declined by euro 1,211 million, down 8.1%, mainly due to lower natural gas volumes sold by consolidated subsidiaries (down 2.8 bcm or 6.2%) and lower volumes transported and distributed as a consequence of an unusually mild winter weather, as well as the negative trends of energy parameters to which gas prices are contractually indexed.

Revenues generated by the Refining & Marketing segment (euro 16,880 million) declined by euro 2,566 million, down 13.2%, mainly due to lower international prices for oil and the effect of the appreciation of the euro over the dollar.

Revenues generated by the Petrochemical segment (euro 3,476 million) increased by euro 136 million from the first half of 2006, up 4.1%, reflecting mainly the fact that performance in the first half of 2006 had been impacted by an accident occurred at the Priolo refinery resulting in a nearly total standstill of a number of Eni’s petrochemicals plants.

Net sales from operations generated by the Engineering & Construction segment (euro 4,269 million) increased by euro 1,189 million, up 38.6%, due to increased activity levels in the Offshore and Onshore construction businesses.

Revenues by geographic area

Second quarter	(million euro)	First half

2006	2007	Change	% Change	2006	2007	Change	% Change

8,797	7,832	(965)	(11.0)	Italy	19,915	17,543	(2,372)	(11.9)
5,964	4,795	(1,169)	(19.6)	Rest of European Union	11,492	9,941	(1,551)	(13.5)
1,544	1,710	166	10.8	Rest of Europe	3,662	3,518	(144)	(3.9)
991	1,460	469	47.3	Americas	2,470	2,786	316	12.8
1,538	1,911	373	24.3	Asia	2,877	3,589	712	24.7
1,727	1,803	76	4.4	Africa	3,495	3,851	356	10.2
178	243	65	36.5	Other areas	412	439	27	6.6
11,942	11,922	(20)	(0.2)	Total outside Italy	24,408	24,124	(284)	(1.2)
20,739	19,754	(985)	(4.7)		44,323	41,667	(2,656)	(6.0)

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Operating expenses

Second quarter	(million euro)	First half

2006	2007	Change	% Change	2006	2007	Change	% Change

13,471	13,133	(338)	(2.5)	Purchases, services and other	29,383	27,717	(1,666)	(5.7)
				of which:
	130			- non-recurring items		130
202	154			- other special items	207	171
909	899	(10)	(1.1)	Payroll and related costs	1,736	1,777	41	2.4
				of which:
	(74)			- non-recurring items	(74)
18	9			- provision for redundancy incentives	42	19
14,380	14,032	(348)	(2.4)		31,119	29,494	(1,625)	(5.2)

Operating expenses for the first half of 2007 (euro 29,494 million) declined by euro 1,625 million from the first half of 2006, down 5.2%, essentially due to the appreciation of the euro versus the dollar. Other factors behind this reduction were: (i) lower purchase prices for natural gas and light oil-based refinery feedstocks; (ii) lower supplies of natural gas in line with lower sales and the fact that in the first quarter of 2006 certain gas supplies charges were recorded due to a climatic emergency for the 2005-2006 winter; (iii) lower costs for refinery maintenance activity.

Labor costs (euro 1,777 million) increased by euro 41 million, up 2.4%, due mainly to an increase in unit labor costs in Italy and outside Italy and an increase in the average number of employees outside Italy in the Engineering & Construction segment related to higher activity levels. These increases were offset in part by exchange rate differences and a euro 74 million non-recurring gain deriving from the curtailment of the reserve for post-retirement benefits existing at 2006 year-end related to obligations towards Italian employees. In fact, the Italian budget law for 2007 modified Italian regulation for post-retirement benefits resulting in a change from a defined benefit plan to a defined contribution one. Following this, the reserve was reassessed to take account of the exclusion of future salaries and relevant increases from actuarial calculations.

Employees

(units)	Dec. 31, 2006	June 30, 2007	Change	% Change

Exploration & Production	8,336	8,670	334	4.0
Gas & Power	12,074	11,861	(213)	(1.8)
Refining & Marketing	9,437	9,372	(65)	(0.7)
Petrochemicals	6,025	6,845	820	13.6
Engineering & Construction	30,902	32,903	2,001	6.5
Other activities	2,219	1,409	(810)	(36.5)
Corporate and financial companies	4,579	4,781	202	4.4
	73,572	75,841	2,269	3.1

As of June 30, 2007, employees were 75,841, with an increase of 2,269 employees from December 31, 2006, up 3.1%.
Employees in Italy were 40,049. The 284 employee increase was related mainly to the positive balance of hiring and dismissals (257 employees) related to changes in consolidation.	In the first half of 2007 a total of 1,121 employees were hired, of these 799 on open-end contracts and 864 employees were dismissed (of these 503 employees on open-end contracts).
Outside Italy employees were 35,792, with a 1,985 employee increase mainly concerning fixed-term workers in the Engineering & Construction segment.

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Depreciation and amortization and impairments

Second quarter	(million euro)	First half

2006	2007	Change	% Change	2006	2007	Change	% Change

1,025	1,276	251	24.5	Exploration & Production	2,120	2,516	396	18.7
158	167	9	5.7	Gas & Power	320	333	13	4.1
109	108	(1)	(0.9)	Refining & Marketing	219	216	(3)	(1.4)
30	25	(5)	(16.7)	Petrochemicals	61	56	(5)	(8.2)
49	56	7	14.3	Engineering & Construction	87	119	32	36.8
2	1	(1)	(50.0)	Other activities	4	2	(2)	(50.0)
18	15	(3)	(16.7)	Corporate and financial companies	37	31	(6)	(16.2)
(1)	(3)	(2)	..	Impact of inter-segment profits elimination	(2)	(4)	(2)	..
1,390	1,645	255	18.3	Total depreciation and amortization	2,846	3,269	423	14.9
185	34	(151)	(81.6)	Impairments	188	37	(151)	(80.3)
1,575	1,679	104	6.6		3,034	3,306	272	9.0

Depreciation and amortization charges (euro 3,269 million) increased by euro 423 million, up 14.9%, mainly in the Exploration & Production segment (up euro 396 million) related to higher exploration expenses (up euro 426 million on a constant exchange rate basis) and the impact on amortization charges of an estimate update of asset	retirement obligations for certain Italian fields carried out in the preparation of 2006 financial statements, offset in part by exchange rate differences.
Impairment charges for the period at euro 37 million regarded mainly upstream assets.

Operating profit

Second quarter	(million euro)	First half

2006	2007	Change	% Change	2006	2007	Change	% Change

4,947	4,218	(729)	(14.7)	Operating profit	10,542	9,323	(1,219)	(11.6)
(241)	(262)			Exclusion of inventory holding (gains) losses	(335)	(107)
348	240			Exclusion of special items	380	233
				of which:
	56			- non-recurring items		56
348	184			- other special items	380	177
5,054	4,196	(858)	(17.0)	Adjusted operating profit	10,587	9,449	(1,138)	(10.7)
				Break down by division:
4,222	3,483	(739)	(17.5)	Exploration & Production	8,473	6,615	(1,858)	(21.9)
791	519	(272)	(34.4)	Gas & Power	1,994	2,202	208	10.4
190	185	(5)	(2.6)	Refining & Marketing	279	305	26	9.3
5	67	62	..	Petrochemicals	28	189	161	..
133	203	70	52.6	Engineering & Construction	211	379	168	79.6
(65)	(66)	(1)	(1.5)	Other activities	(128)	(116)	12	9.4
(84)	(66)	18	21.4	Corporate and financial companies	(130)	(101)	29	22.3
(138)	(129)	9	..	Impact of inter-segment profits elimination	(140)	(24)	116	..
5,054	4,196	(858)	(17.0)		10,587	9,449	(1,138)	(10.7)

Second quarter
Adjusted operating profit for the quarter was euro 4,196 million, down 17% from the second quarter of 2007. Adjusted operating profit is arrived at by excluding an inventory holding gain of euro 262 million and special charges of euro 240 million net. The Group operating profit was dragged down by a weaker operating performance recorded in the Exploration & Production division, due primarily to the euro’s appreciation against the dollar	(7.3%), lower sold production volumes and higher exploratory expenses, and the Gas & Power division affected by declining selling margins and the impact of mild weather on sales volumes, particularly in April.

First half
Adjusted operating profit for the first half was euro 9,449 million, down 10.7% from a year ago. Adjusted operating

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profit is arrived at by excluding an inventory holding gain of euro 107 million and special charges of euro 233 million net. The main factor affecting this decline was a weaker operating performance reported by the Exploration & Production division (down euro 1,858 million from the first half 2006, or 21.9%), due primarily to a 8.1% appreciation of the euro versus the dollar, lower production sold (down 12.2 mmboe), higher expenses incurred in connection with exploratory activity and lower realizations in dollars (down 2.1%).

This decline was partly offset by an increase in adjusted operating profit reported by the following segments:

  Gas & Power (up euro 208 million or 10.4%), mainly owing to a favorable evolution of the regulatory framework in Italy and the fact that in the first quarter of 2006 certain supply charges were recorded due to a climatic emergency related to the winter time 2005-2006. These positives were partly offset by a decline in marketed volumes of natural gas (down 2.80 bcm, or 6.2%) due to lower European gas demand affected by unusually mild winter weather conditions, partly offset by a sale growth in target markets in the Rest of Europe;
  Engineering & Construction (up euro 168 million or 79.6%) due to a positive trend in the market for oilfield services;
  Petrochemicals (up euro 161 million or 575%) reflecting a recovery in product selling margins and the circumstance that results for the second quarter 2006 were materially affected by an accident occurred at the Priolo refinery resulting in outages at several Eni’s petrochemical plants.
Net financial income
In the first half of 2007 net financial income (euro 25 million) decreased by euro 126 million from the first half of 2006. This decrease was due mainly to the circumstance that fair value gains were recognized on certain financial derivatives instruments in the first half of 2006 as compared to a fair value loss recorded for these instruments in the first half of 2007. Fair value changes on these financial instruments are recorded in the profit and loss account instead of being recognized in connection with related assets, liabilities and commitments because these instruments do not meet the formal criteria to be assessed as hedges under IFRS, including the time value component (for a loss of euro 47 million) of certain cash flow hedges Eni entered into to hedge commodity risk in connection with the acquisitions of proved and unproved upstream properties executed in the first half of 2007 (for more details on this issues see the Balance sheet discussion – under the paragraph net working capital). This negative was partly offset by: (i) a euro 62 million net gain upon fair value valuation through profit and loss account of both the 20% interest in OAO Gazprom Neft and the related call option guaranteed by Eni to Gazprom related to this interest. This net gain is equal to the remuneration of the capital employed according to the contractual arrangements between the two partners (for more details on this issues see the Balance sheet discussion – under the paragraph net working capital); (ii) a reduction in net finance expenses as a result of a reduction in average net borrowings, the impact of which was partly offset by higher interest rates on euro (Euribor up 1.1 percentage points) and dollar loans (Libor up 0.6 percentage points).

Net income from investments
The comparison with the first half of 2006 data is shown in the table below:

(million euro)
First half 2007	E&P	G&P	R&M	E&C	Group

Effect of the application of the equity method of accounting	(21)	216	110	38	344
Dividends	112	2	17		131
Net gains on disposal	8				8
Other income (losses) from investments	1				8
	100	218	127	38	491

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ENI REPORT ON THE SECOND QUARTER OF 2007

Net income from investments in the first half of 2007 amounted to euro 491 million and concerned essentially: (i) Eni’s share of income of affiliates accounted for with the equity method of accounting (euro 344 million),	in particular in the Gas & Power, Refining & Marketing and Engineering & Construction divisions; (ii) dividends received by affiliates accounted for at cost (euro 131 million).

Second quarter	(million euro)	First half

2006	2007	Change	2006	2007	Change

193	159	(34)	Effect of the application of the equity method of accounting	380	344	(36)
30	112	82	Dividends	57	131	74
7	8	1	Net gains on disposal	25	8	(17)
(3)	10	13	Other income (losses) from investments	5	8	3
227	289	62		467	491	24

Income taxes

Second quarter	(million euro)	First half

2006	2007	Change	2006	2007	Change

			Profit before income taxes
1,410	1,341	(69)	Italy	3,313	3,348	35
3,873	3,324	(549)	Outside Italy	7,847	6,491	(1,356)
5,283	4,665	(618)		11,160	9,839	(1,321)
			Income taxes
610	448	(162)	Italy	1,339	1,240	(99)
2,190	1,794	(396)	Outside Italy	4,208	3,433	(775)
2,800	2,242	(558)		5,547	4,673	(874)
			Tax rate (%)
43.3	33.4	(9.9)	Italy	40.4	37.0	(3.4)
56.5	54.0	(2.5)	Outside Italy	53.6	52.9	(0.7)
53.0	48.1	(4.9)		49.7	47.5	(2.2)

Income taxes were euro 4,673 million, down euro 874 million, or 15.8%, due primarily to lower income before taxes (down euro 1,321 million). The 47.5% Group tax rate declined by 2.2 percentage points from the first half of 2006 reflecting: (i) a lower share of profit before taxes generated by the Exploration & Production division; (ii) the recognition of deferred tax assets related to an increase in assets and liabilities carrying amounts for tax purposes on part of certain Italian subsidiaries upon renewal of the Group option for the Italian consolidated statement for tax purposes.	Adjusted tax rate was down one percentage point to 47.4% (48.4% in the first half 2006),which is calculated as ratio of net profit before taxes to income taxes on an adjusted basis.

Minority interest
Minority interest’s share of profit was euro 311 million and was related to Snam Rete Gas (euro 139 million) and Saipem (euro 164 million).

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SUMMARIZED GROUP BALANCE SHEET

Summarized group balance sheet aggregates the amount of assets and liabilities derived from the statutory balance sheet in accordance with functional criteria which consider the enterprise conventionally divided into the three fundamental areas focusing on resource investments, operations and financing. Management believes that this summarized group balance sheet is useful information in assisting investors to assess Eni’s	capital structure and to analyze its sources of funds and investments in fixed assets and working capital. Management uses the summarized group balance sheet to calculate key ratios such as return on capital employed (ROACE) and the proportion of net borrowings to shareholders’ equity (leverage) intended to evaluate whether Eni’s financing structure is sound and well-balanced.

Summarized Group Balance Sheet (a)

(million euro)

Dec. 31, 2006	Mar. 31, 2007	June 30, 2007	Change vs Dec. 31, 2006	Change vs Mar. 31, 2007

Fixed assets
Property, plant and equipment, net	44,312	44,435	45,999	1,687	1,564
Other tangible assets	629	622	614	(15)	(8)
Inventories-compulsory stock	1,827	1,711	1,899	72	188
Intangible assets, net	3,753	3,885	3,962	209	77
Investments, net	4,246	4,373	5,285	1,039	912
Accounts receivable financing and securities related to operations	557	515	366	(191)	(149)
Net accounts payable in relation to capital expenditure	(1,090)	(897)	(1,178)	(88)	(281)
	54,234	54,644	56,947	2,713	2,303
Net working capital
Inventories	4,752	4,888	4,828	76	(60)
Trade accounts receivable	15,230	15,006	13,607	(1,623)	(1,399)
Trade accounts payable	(10,528)	(9,692)	(9,928)	600	(236)
Taxes payable and reserve for net deferred income tax liabilities	(5,396)	(7,306)	(6,851)	(1,455)	455
Reserve for contingencies	(8,614)	(8,335)	(8,205)	409	130
Other operating assets and liabilities:
Equity instruments			2,581	2,581	2,581
Other operating assets and liabilities (b)	(641)	(1,230)	(677)	(36)	553
	(5,197)	(6,669)	(4,645)	552	2,024
Employee termination indemnities and other benefits	(1,071)	(1,032)	(936)	135	96
Net assets held for sale including net borrowings			52	52	52
CAPITAL EMPLOYED, NET	47,966	46,943	51,418	3,452	4,475
Shareholders' equity including minority interest	41,199	43,091	42,296	1,097	(795)
Net borrowings	6,767	3,852	9,122	2,355	5,270
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	47,966	46,943	51,418	3,452	4,475

(a)	For a reconciliation with the corresponding statutory tables see Eni’s 2006 Annual Report, "Reconciliation of Summarized Group Balance Sheet to statutory schemes" , pages 77-78.
(b)	Include operating financing receivables and securities related to operations for euro 302 million (euro 220 million and euro 249 million at March 31, 2007 and December 31, 2006 respectively) and securities covering technical reserves of Eni's insurance activities for euro 515 million (euro 451 million and euro 417 million at March 31, 2007 and December 31, 2006 respectively).

The appreciation of the euro over other currencies, in particular the dollar (at June 30, 2007 the EUR/USD exchange rate was 1.351 as compared to 1.317 at December 31, 2006, up 2.6%) determined an estimated decrease in the book value of net capital employed of approximately euro 500 million, in net equity of approximately euro 400 million and in net borrowings of	approximately euro 100 million as a result of currency translations at June 30, 2007.

At June 30, 2007, net capital employed totaled euro 51,418 million, representing an increase of euro 3,452 million from December 31, 2006.

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Fixed assets
Fixed assets totaled euro 56,947 million, representing an increase of euro 2,713 million from December 31, 2006 (euro 54,234 million) due to capital expenditures (euro 4,257 million) and acquisition of assets and investments (euro 2 billion, of which euro 958 million related to gas assets ex-Yukos and approximately euro 1 billion for the purchase of Maurel & Prom assets onshore Congo; the 20% interest in OAO Gazprom Neft was accounted in the net working capital - see below), partly offset by provisions for depreciation, amortization and impairments (euro 3,306 million) and the effect of the appreciation of the euro over the dollar in the translation of financial statements of subsidiaries operating with currencies other than the euro.

Other assets include, for a book value of $829 million (corresponding to euro 614 million at the June 30, 2007 EUR/USD exchange rate), the assets related to the service contract for oil activities in the Dación area of the Venezuelan branch of Eni’s subsidiary Eni Dación BV. With effective date April 1, 2006, the Venezuelan State oil company Petróleos de Venezuela SA (PDVSA) unilaterally terminated the Operating Service Agreement (OSA) governing activities at the Dación oil field where Eni acted as a contractor, holding a 100% working interest. As a consequence, starting at the same date, operations at the Dación oil field are conducted by PDVSA. Eni proposed to PDVSA to agree in terms in order to recover the fair value of its Dación assets. On November 2006, based on the bilateral investments treaty in place between the Netherlands and Venezuela (the "Treaty"), Eni commenced a proceeding before the International Centre for Settlement of Investment Disputes (ICSID) Tribunal (i.e., a tribunal acting under the auspices of the ICSID Convention and being competent pursuant to the Treaty) to claim its rights. Despite this action, Eni is still ready to negotiate a solution with PDVSA to obtain a fair compensation for its assets. Based on the opinion of its legal consultants, Eni believes to be entitled to a compensation for such expropriation in an amount equal to the market value of the OSA before the expropriation took place. The market value of the OSA depends upon its expected profits. In accordance with established international practice, Eni has calculated the OSA’s market value using the discounted cash flow method, based on Eni’s interest in the expected future hydrocarbon production and associated capital expenditures and operating costs, and applying to the projected cash flow a discount rate reflecting Eni’s cost of capital as well as the specific risk of concerned activities. Independent evaluations carried out by a primary petroleum consulting firm fully support Eni’s internal evaluation. The estimated net present value of Eni’s interest in the Dación field, as calculated by Eni, is higher than the net book value of the Dación assets which consequently have not been impaired. In accordance with the ICSID Convention, a judgement by the ICSID Tribunal awarding compensation to Eni would be binding upon the parties and immediately enforceable as if it were a final judgement of a court of each of the States that have ratified the ICSID Convention. The ICSID Convention was ratified in 143 States. Accordingly, if Venezuela fails to comply with the award and to pay the compensation, Eni could take steps to enforce the award against commercial assets of the Venezuelan Government almost anywhere those may be located (subject to national law provisions on sovereign immunity).

In the item Investments is included a 60% interest in Eni Russia BV which owns 100% interest in three Russian companies acquired on April 4, 2007 in partnership with Enel, following award of a bid for Lot 2 in the Yukos liquidation procedure. These three companies – OAO Artic Gas, OAO Urengoil and OAO Neftegaztechnologia – are engaged in exploration and development of gas reserves. Eni and Enel granted to Gazprom a call option to acquire a 51% interest in these acquired companies to be exercisable by Gazprom within 24 months starting from the acquisition date. Eni evaluates his investment in Eni Russia BV under the equity method accounting as it jointly controls the three entities based on ongoing contractual arrangements, therefore exercising significant influence in the financial and operating policy decisions of the investees. This proportion allocated of 60% is the present ownership interest of Eni in the acquired companies determined by not taking into account the eventual exercise of the call option by Gazprom.

Net working capital
At June 30, 2007, net working capital totaled (euro 4,645 million), representing an increase of euro 552 million from December 31, 2006 mainly due to: (i) the acquisition of a 20% interest in the Russian company OAO Gazprom Neft (see below); (ii) a receivable upon a dividend approved by OAO Gazprom Neft on June 22, 2007; this dividend has not yet been distributed. These factors were partly offset by decreases in connection with the following items: (i) higher taxes payable and an increase in the net reserve for deferred taxation related to taxes due for the period and the fact that excise taxes on oil products marketed in Italy in the first 15 days of December are settled within the

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ENI REPORT ON THE SECOND QUARTER OF 2007

end of this month, instead of being paid in the following month as in the rest of the year. These factors were partly offset by the payment of the balance of income taxes by Italian companies for 2006; (ii) a euro 892 million loss recognized on the fair value evaluation of certain cash flow hedges, which the Group entered into in order to hedge cash flows expected in the 2008-2011 period from the sale of approximately 2% of Eni’s proved hydrocarbon reserves as of 2006 year-end in connection with its purchase of certain oil producing assets and proved and unproved property onshore in Congo (from the French company Maurel & Prom) and in the Gulf of Mexico (from the US company Dominion) finalized in May and early in July 2007, respectively. In light of this, Eni put in place certain forward sale contracts at a fixed price and call and put options with the same date of exercise. These options can be exercised in presence of crude oil market prices higher or lower compared with contractual prices. This treatment does not apply to the time value component (a euro 47 million loss) arising from market price fluctuations within the range provided by these call and put options which is recognized in the profit and loss account under the item net financial expenses because the hedging relationship is ineffective. This loss was partly offset by gains recorded on the fair value evaluation of certain derivative financial instruments, which do not meet the formal criteria to be recognized as hedges under IFRS, reflecting the depreciation of the US dollar.	In the item Equity instruments is included the carrying amount of a 20% interest in OAO Gazprom Neft acquired on April 4, 2007 following finalization of a bid within the Yukos liquidation procedure. This entity is currently listed at the London Stock Exchange. This accounting classification reflects the circumstance that Eni granted to Gazprom a call option on the entire 20% interest to be exercisable by Gazprom within 24 months starting from the acquisition date, at a price of $3.7 billion equaling the bid price, as modified by subtracting dividends received and adding possible share capital increases, a contractual remuneration on the capital employed and financing collateral expenses. In accordance with the fair value option provided for by IAS 39, Eni evaluated its 20% interest in OAO Gazprom Neft at fair value with changes in fair value recognized through the profit or loss account instead of net equity. Eni elected this way in order to eliminate a recognition inconsistency that would otherwise arise from measuring both the equity instrument and the related call option on different bases. In fact, the call option granted to Gazprom is measured at fair value through profit or loss being a derivative instrument. Consequently, the carrying amount of this equity instrument is determined based on its fair value as expressed by current quoted market prices, as reduced by the fair value amount of the relevant call option, thus equaling the option strike price as of June 30, 2007.

The share of the Exploration & Production, Gas & Power and Refining & Marketing divisions on net capital employed was 89% (90% at December 31, 2006).

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ENI REPORT ON THE SECOND QUARTER OF 2007

Return On Average Capital Employed (ROACE)

Return on Average Capital Employed for the Group, on an adjusted basis is the return on the Group average capital invested, calculated as ratio between net adjusted profit before minority interest, plus net finance charges on net borrowings net of the related tax effect, and net average capital employed. The tax rate applied on finance charges is the Italian statutory tax rate of 33%. The capital invested as of period-end used for the calculation of net average capital invested is obtained by	deducting inventory gains or losses as of in the period, net of the related tax effect.
ROACE by business segment is determined as ratio between adjusted net profit and net average capital invested pertaining to each business segment, adjusting net capital invested as of period-end by net inventory gains or losses (net of the related tax effect based on each business segment specific tax rate).

Return On Average Capital Employed (ROACE)

(million euro)

Calculated on a 12-month period ending on June 30, 2007	E&P	G&P	R&M	Group

Adjusted net profit	6,316	2,922	622	10,454
Exclusion of after-tax finance expenses/interest income				4
Adjusted net profit unlevered	6,316	2,922	622	10,458
Capital employed, net:
- at the beginning of period	19,166	16,706	5,626	46,257
- at the end of period	21,717	18,451	5,909	51,551
Average capital employed, net	20,442	17,579	5,768	48,904
ROACE adjusted (%)	30.9	16.6	10.8	21.4

Assuming Gazprom exercises its call options to purchase a 20% interest in OAO Gazprom Neft and a 51% interest in the three ex-Yukos gas companies from Eni as of June	30, 2007, the ROACE of the Group and of the Exploration & Production division would stand respectively at 22.1% and 33.6%.

(million euro)

Calculated on a 12-month period ending on June 30, 2006	E&P	G&P	R&M	Group

Adjusted net profit	7,526	2,537	815	10,843
Exclusion of after-tax finance expenses/interest income				29
Adjusted net profit unlevered	7,526	2,537	815	10,872
Capital employed, net:
- at the beginning of period	19,998	17,479	4,919	47,122
- at the end of period	19,166	16,594	4,512	45,599
Average capital employed, net	19,582	17,037	4,716	46,361
ROACE adjusted (%)	38.4	14.9	17.3	23.5

(million euro)

Calculated on a 12-month period ending on December 31, 2006	E&P	G&P	R&M	Group

Adjusted net profit	7,279	2,862	629	11,018
Exclusion of after-tax finance expenses/interest income				46
Adjusted net profit unlevered	7,279	2,862	629	11,064
Capital employed, net:
- at the beginning of period	20,206	18,978	5,993	49,692
- at the end of period	18,590	18,864	5,766	47,999
Average capital employed, net	19,398	18,921	5,880	48,846
ROACE adjusted (%)	37.5	15.1	10.7	22.7

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ENI REPORT ON THE SECOND QUARTER OF 2007

Net borrowings and leverage

Leverage is a measure of a company's level of indebtedness, calculated as the ratio between net borrowings which is calculated by excluding cash and cash equivalents and certain very liquid assets from financial debt and shareholders' equity, including minority interests. Management makes use of leverage in order to assess	the soundness and efficiency of the Group balance sheet in terms of optimal mix between net borrowings and net equity, and to carry out benchmark analysis with industry standards. In the medium term, management plans to maintain a strong financial structure targeting a level of leverage up to 0.40.

Dec. 31, 2006	Mar. 31, 2007	June 30, 2007	Change vs Dec. 31, 2006	Change vs Mar. 31, 2007

Total debt	11,699	16,470	16,141	4,442	(329)
- Short term debt	4,290	9,670	9,061	4,771	(609)
- Long term debt	7,409	6,800	7,080	(329)	280
Cash and cash equivalents	(3,985)	(6,723)	(6,368)	(2,383)	355
Securities not related to operations	(552)	(270)	(214)	338	56
Non-operating financing receivables	(395)	(5,625)	(437)	(42)	5,188
Net borrowings	6,767	3,852	9,122	2,355	5,270
Shareholders' equity including minority interest	41,199	43,091	42,296	1,097	(795)
Leverage	0.16	0.09	0.22	0.06	0.13

Net borrowings at June 30, 2007 were euro 9,122 million, representing an increase of euro 2,355 million from December 31, 2006. The high level of cash inflow generated by operating activities (euro 9,703 million) affected by seasonality in demand for natural gas and certain refined products, cash from divestments and currency translation effects, were offset by the cash outflows related to: (i) the acquisition of investments and assets (euro 4.8 billion) mainly relating to the 20% interest in OAO Gazprom Neft and an interest in three Russian companies engaged in developing natural gas following finalization of a bid procedure for ex-Yukos assets (euro 3,729 million) and the purchase of oil producing assets onshore Congo (approximately euro 1 billion); (ii) capital expenditures totaling euro 4,257 million; (iii) dividend payments (euro 2,611 million, of which euro 2,384 million concerning the balance of the 2006 dividend by the parent company Eni SpA and euro 149 and euro 71 million were paid by Snam Rete Gas SpA and Saipem SpA, respectively); (iv) the repurchase of own shares by Eni SpA for euro 339 million, and by Snam Rete Gas SpA for euro 336 million.

From January 1 to June 30, 2007, a total of 13.83 million own shares were purchased by the company for a total amount of euro 339 million (representing an average cost of euro 24.504 per share). Since the inception of the share buy-back programme (September 1, 2000), Eni has repurchased 349 million shares, equal to 8.71% of outstanding capital stock, at a total cost of euro 5,851 million (representing an average cost of euro 16.774 per share).

Total debt amounted to euro 16,141 million, of which 9,061 million were short-term (including the portion of long-term debt due within 12 months for euro 930 million) and euro 7,080 million were long-term.

At June 30, 2007, leverage – ratio between net borrowings and shareholders’ equity – was 0.22 compared with 0.16 at December 31, 2006. Assuming Gazprom exercises its call options to purchase a 20% interest in OAO Gazprom Neft and a 51% interest in ex-Yukos gas assets from Eni as of June 30, 2007, leverage would stand at 0.14.

Net borrowings increased of euro 5,270 million from March 31, 2007, due to: (i) the acquisition of a 20% interest in OAO Gazprom Neft and an interest in the three Russian companies engaged in developing natural gas following finalization of a bid procedure for ex-Yukos assets (euro 3,729 million); (ii) the purchase of oil producing assets onshore Congo (approximately euro 1 billion); (iii) capital expenditures totaling euro 2.244 million; (iv) dividend payments (euro 2,611 million) and the repurchase of own shares by Eni SpA for euro 138 million, and by Snam Rete Gas SpA for euro 242 million.
These outflows were partially offset by cash inflow generated by operating activities in the quarter (euro 4,140 million).

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ENI REPORT ON THE SECOND QUARTER OF 2007

Changes in shareholders' equity

(million euro)
Shareholders' equity at December 31, 2006		41,199
Net profit for the period	5,166
Reserve for cash flow hedges	(528)
Dividends to Eni shareholders	(2,384)
Dividends paid by consolidated subsidiaries to shareholders	(227)
Shares repurchased	(339)
Effect on equity of the shares repurchased by consolidated subsidiaries (Snam Rete Gas)	(196)
Exchange differences from translation of financial statements denominated in currencies other than euro	(339)
Other changes	(56)
Total changes		1,097
Shareholders' equity at June 30, 2007		42,296

Shareholders’ equity at June 30, 2007 (euro 42,296 million) increased by euro 1,097 million from December 31, 2006, due essentially to net profit for the period (euro 5,166 million), whose effects were offset in part by the payment of dividends (particularly the balance of 2006 dividend by	the parent company Eni SpA), losses in cash flow hedges taken to reserve (euro 528 million net to the related tax effect for euro 317 million)[1], the purchase of own shares and currency translation effects.

____________

(1)	See comment to net capital employed.

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ENI REPORT ON THE SECOND QUARTER OF 2007

SUMMARIZED CASH FLOW STATEMENT AND CHANGE IN NET BORROWINGS

Eni's summarized group cash flow statement derives from the statutory statement of cash flows. It allows to create a link between changes in cash and cash equivalents (deriving from the statutory cash flows statement) occurred from the beginning of period to the end of period and changes in net borrowings (deriving from the summarized cash flow statement) occurred from the beginning of period to the end of period. The measure enabling to make such a link is represented by free cash flow which is the cash in excess of capital expenditure needs. Starting from free cash flow it	is possible to determine either: (i) changes in cash and cash equivalents for the period by adding/deducting cash flows relating to financing debts/receivables (issuance/repayment of debt and receivables related to financing activities), shareholders' equity (dividends paid, net repurchase of own shares, capital issuance) and the effect of changes in consolidation and of exchange rate differences; (ii) changes in net borrowings for the period by adding/deducting cash flows relating to shareholders' equity and the effect of changes in consolidation and of exchange rate differences.

Summarized Group Cash Flow Statement (a)

Second quarter	(million euro)	First half

2006	2007	Change	2006	2007	Change

2,483	2,423	(60)	Net profit	5,613	5,166	(447)
			Adjustments to reconcile to cash generated from operating profit before changes in working capital:
1,254	1,620	366	- amortization and depreciation and other non-monetary items	2,575	2,871	296
3	(12)	(15)	- net gains on disposal of assets	(60)	(26)	34
2,740	1,973	(767)	- dividends, interest, taxes and other changes	5,583	4,370	(1,213)
6,480	6,004	(476)	Net cash generated from operating profit before changes in working capital	13,711	12,381	(1,330)
873	597	(276)	Changes in working capital related to operations	1,004	1,042	38
(2,548)	(2,461)	87	Dividends received, taxes paid, interest (paid) received	(4,047)	(3,720)	327
4,805	4,140	(665)	Net cash provided by operating activities	10,668	9,703	(965)
(1,714)	(2,244)	(530)	Capital expenditure	(3,054)	(4,257)	(1,203)
(38)	(4,925)	(4,887)	Investments and businesses	(57)	(4,935)	(4,878)
19	164	145	Disposals	104	176	72
188	358	170	Other cash flow related to capital expenditure, investments and disposals	80	206	126
3,260	(2,507)	(5,767)	Free cash flow	7,741	893	(6,848)
86	5,265	5,179	Borrowings (repayment) of debt related to financing activities	466	230	(236)
708	(253)	(961)	Changes in short and long-term financial debt	(1,143)	4,634	5,777
(3,422)	(2,841)	581	Dividends paid and changes in minority interests and reserves	(3,778)	(3,286)	492
(111)	(19)	92	Effect of changes in consolidation and exchange differences	(141)	(88)	53
521	(355)	(876)	NET CASH FLOW FOR THE PERIOD	3,145	2,383	(762)

Change in net borrowings

Second quarter	(million euro)	First half

2006	2007	Change	2006	2007	Change

3,260	(2,507)	(5,767)	Free cash flow	7,741	893	(6,848)
			Net borrowings of acquired companies
(45)	(24)	21	Net borrowings of divested companies	1	(24	(25)
104	102	(2)	Exchange differences on net borrowings and other changes	117	62	(55)
(3,422)	(2,841)	581	Dividends paid and changes in minority interests and reserves	(3,778)	(3,286)	492
(103)	(5,270)	(5,167)	CHANGE IN NET BORROWINGS	4,081	(2,355)	(6,436)

(a)	For a reconciliation with the corresponding statutory tables see Eni’s 2006 Annual Report, "Reconciliation of Cash Flows to statutory schemes" pages 79-80.

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ENI REPORT ON THE SECOND QUARTER OF 2007

CAPITAL EXPENDITURES

Second quarter	(million euro)	First half

2006	2007	Change	% Change	2006	2007	Change	% Change

1,153	1,471	318	27.6	Exploration & Production	2,114	2,837	723	34.2
259	305	46	17.8	Gas & Power	410	526	116	28.3
137	185	48	35.0	Refining & Marketing	232	319	87	37.5
24	42	18	75.0	Petrochemicals	34	56	22	64.7
127	262	135	106.3	Engineering & Construction	224	510	286	127.7
11	21	10	90.9	Other activities	14	35	21	150.0
3	12	9	300.0	Corporate and financial companies	26	28	2	7.7
	(54)	(54)	..	Impact of unrealized profit in inventory		(54)	(54)	..
1,714	2,244	530	30.9		3,054	4,257	1,203	39.4

In the first half of 2007 capital expenditures amounted to euro 4,257 million, of which 86.5% related to the Exploration	& Production, Gas & Power and Refining & Marketing divisions.

Exploration & Production

Second quarter	(million euro)	First half

2006	2007	Change	% Change	2006	2007	Change	% Change

4	23	19	..	Acquisitions of proved and unproved property	4	96	92	..
				Italy
	6	6		North Africa		11	11
				West Africa
4	17	13		Rest of world	4	85	81
205	375	170	82.9	Exploration	378	748	370	97.9
34	28	(6)	(17.6)	Italy	57	62	5	8.8
59	86	27	45.8	North Africa	107	169	62	57.9
47	69	22	46.8	West Africa	94	137	43	45.7
28	49	21	75.0	North Sea	43	124	81	188.4
37	143	106	286.5	Rest of world	77	256	179	232.5
934	1,056	122	13.1	Development	1,711	1,965	254	14.8
89	147	58	65.2	Italy	174	254	80	46.0
163	207	44	27.0	North Africa	303	395	92	30.4
235	256	21	8.9	West Africa	373	522	149	39.9
93	114	21	22.6	North Sea	187	203	16	8.6
354	332	(22)	(6.2)	Rest of world	674	591	(83)	(12.3)
10	17	7	70.0	Other	21	28	7	33.3
1,153	1,471	318	27.6		2,114	2,837	723	34.2

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ENI REPORT ON THE SECOND QUARTER OF 2007

Capital expenditures of the Exploration & Production segment (euro 2,837 million) concerned essentially development of oil and gas reserves directed mainly outside Italy, in particular Kazakhstan, Egypt, Angola and Congo. Development expenditures in Italy concerned in particular the well drilling programme and other activities in Val d’Agri and sidetrack and infilling work in mature areas.
About 92% of exploration expenditures were directed outside Italy in particular Egypt, the Gulf of Mexico, Norway, Nigeria and Indonesia. In Italy, exploration activities were directed mainly to the offshore of Sicily.
Acquisition of proved and unproved property concerned mainly a 70% interest in the Nikaitchuq oilfield in Alaska, in which Eni reached a 100% ownership.	As compared to the first half of 2006, capital expenditures increased by euro 723 million, up 34.2%, due in particular to the increase in exploration expenditures in the Gulf of Mexico, Norway, Indonesia, and Egypt and higher development expenditures in Congo, Egypt and Angola.
In the second quarter of 2007 the Exploration & Production segment acquired assets (for approximately euro 4.8 billion) concerning mainly the 20% stake in OAO Gazprom Neft and a stake in three Russian companies in the upstream gas sector following the bid for the purchase of ex-Yukos assets (euro 3.7 billion) and the acquisition of oil assets onshore Congo (approximately euro 1 billion).

Gas & Power

Second quarter	(million euro)	First half

2006	2007	Change	% Change	2006	2007	Change	% Change

208	263	55	26.4	Italy	348	417	69	19.8
51	42	(9)	(17.6)	Outside Italy	62	109	47	75.8
259	305	46	17.8		410	526	116	28.3
6	11	5	83.3	Market	13	16	3	23.1
6	11	5	83.3	Outside Italy	13	16	3	23.1
40	31	(9)	(22.5)	Distribution	67	56	(11)	(16.4)
161	222	61	37.9	Transport	252	366	114	45.2
116	191	75	64.7	Italy	203	273	70	34.5
45	31	(14)	(31.1)	Outside Italy	49	93	44	89.8
52	41	(11)	(21.2)	Power generation	78	88	10	12.8
259	305	46	17.8		410	526	116	28.3

Capital expenditures in the Gas & Power segment totaled euro 526 million and related essentially to: (i) development and upgrading of Eni’s primary transport network in Italy (euro 273 million); (ii) the upgrade of international gas pipelines (euro 93 million); (iii) the ongoing construction of combined cycle power plants (euro 88 million), particularly	the Ferrara plant; (iv) development and upgrading of Eni’s natural gas distribution network in Italy (euro 56 million).

The euro 116 million increase from the first half of 2006 (up 28.3%) was due essentially to the upgrading and development of both Italian and international gas transport pipelines.

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ENI REPORT ON THE SECOND QUARTER OF 2007

Refining & Marketing

Second quarter	(million euro)	First half

2006	2007	Change	% Change	2006	2007	Change	% Change

118	160	42	35.6	Italy	197	283	86	43.7
19	25	6	31.6	Outside Italy	35	36	1	2.9
137	185	48	35.0		232	319	87	37.5
95	110	15	15.8	Refining and Supply and Logistics	162	214	52	32.1
95	110	15	15.8	Italy	162	214	52	32.1
42	55	13	31.0	Marketing	67	85	18	26.9
23	30	7	30.4	Italy	32	49	17	53.1
19	25	6	31.6	Outside Italy	35	36	1	2.9
	20	20	..	Other activities	3	20	17	..
137	185	48	35.0		232	319	87	37.5

Capital expenditures in the Refining & Marketing segment amounted to euro 319 million and concerned: (i) refining, supply and logistics in Italy (euro 214 million), in particular actions for improving flexibility and yields of refineries, among which the construction of a new hydrocracking unit at the Sannazzaro refinery; (ii) the upgrading of the retail network in Italy (euro 49 million); and (iii) the upgrading	of the retail network and the purchase of service stations in the Rest of Europe (euro 36 million).
The 37.5% increase from the first half of 2006 was due mainly to the start-up of the refinery upgrade programme.

Engineering & Construction
Capital expenditure in the Engineering & Construction segment amounted to euro 510 million and concerned: (i) the construction start-up of the new semisubmersible platform Scarabeo 8 and a new pipelayer and a new	deepwater drilling ship Saipem 12000; and (ii) conversion of two tanker ships into FPSO vessels that will operate in Brazil on the Golfinho 2 field and in Angola.

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ENI REPORT ON THE SECOND QUARTER OF 2007

OUTLOOK FOR 2007

The outlook for Eni in 2007 remains positive, with key business trends for the year as follows:
  Production of liquids and natural gas is forecast to remain at the same level as 2006 (actual oil and gas production averaged 1.77 mmboe/d in 2006) under the assumption of full-year Brent crude oil prices at $55 per barrel. Production decreases due to escalating social unrest in Nigeria and the loss of the Dación oilfield in Venezuela and mature field production declines are expected to be offset by the contribution from acquired properties in the Gulf of Mexico and Congo and ongoing build-up in gas production in Libya.
  Sales volumes of natural gas worldwide are expected to increase by a small amount from the previous year (actual sales volumes in 2006 were 97.48 bcm). Growth is expected to be achieved in European target markets in terms of both market share and volumes gains, mainly in Spain, France and Germany/Austria markets. Sales volumes in Italy are expected flat as a result of a planned recovery in the second half of 2007, with the main increases expected in the residential segment in connection with ongoing marketing actions.
  Sales volumes of electricity are expected to increase approximately 4% from 2006 (actual volumes in 2006 were 31.03 TWh), due to an expected increase in traded volumes.
  Refining throughputs on Eni’s account are forecast to remain practically unchanged from 2006 (actual throughputs in 2006 were 38.04 mmtonnes), reflecting higher volume performance expected at the Livorno, Gela and Sannazzaro refineries; on the negative side, a processing contract expired late in 2006 at the Priolo refinery owned by a third party affecting throughputs for the full 2007.

  Retail sales of refined products are expected to slightly increase from 2006 (actual volumes sold in 2006 were 12.48 mmtonnes), driven by sale expansion in Europe as a result of a greater number of service stations, also following acquisitions in target markets. Sales on the Italian market are expected to remain unchanged despite a decline in domestic consumption boasted by undertaken marketing initiatives.

In 2007 management expects Eni’s capital expenditures on exploration and capital projects to amount to approximately euro 10.6 billion, including expenditures for developing acquired upstream assets, representing a 35% increase over 2006. Approximately 86% of this capital expenditure programme is expected to be deployed in the Exploration & Production, Gas & Power and Refining & Marketing divisions. Furthermore, acquisitions of assets and interests amounting to euro 9.4 billion are forecast for 2007, of which euro 4.8 billion related to deals finalized in the first half of the year (namely the acquisition of ex-Yukos assets and proved and unproved oil properties onshore Congo), with the residual euro 4.6 billion amount related to transactions which will be accounted in investing cash flows for the second half of the year (namely the purchase of upstream assets in the Gulf of Mexico, and refining and marketing assets in the Central-Eastern Europe). Assuming Gazprom exercises its call options to purchase a 20% interest in OAO Gazprom Neft and a 51% interest in ex-Yukos gas assets from Eni, net cash outflows used in investing activities will decrease to euro 16.5 billion. On the basis of the expected cash outflows for planned capital expenditures and acquisitions, and shareholders remuneration, also assuming a $55/barrel scenario for the Brent crude oil, Eni foresees its leverage to settle in the low or high end of a 0.3/0.4 range by the end of the year, depending on the exercise of the above mentioned call options by Gazprom.

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ENI REPORT ON THE SECOND QUARTER OF 2007

Financial and Operating review by division

Exploration & Production

Second quarter	(million euro)	First half

2006	2007	Change	% Change	2006	2007	Change	% Change

				Results
7,047	6,468	(579)	(8.2)	Net sales from operations		14,459	12,829	(1,630)	(11.3)
4,090	3,418	(672)	(16.4)	Operating profit		8,398	6,550	(1,848)	(22.0)
132	65			Exclusion of special items		75	65
				of which:
	(12)			Non-recurring items			(12)
132	77			Other special items:		75	77
132	76			- asset impairments		132	76
				- gains on disposal of assets		(57)
	1			- provision for redundancy incentives			1
4,222	3,483	(739)	(17.5)	Adjusted operating profit		8,473	6,615	(1,858)	(21.9)
(9)	31	40		Net financial incomes (expenses) (a)		(26)	(4)	22
56	90	34		Net income (expenses) from investments (a)		66	100	34
(2,345)	(1,957)	388		Income taxes (a)		(4,494)	(3,655)	839
54.9	54.3			Tax rate	(%)	52.8	54.5
1,924	1,647	(277)	(14.4)	Adjusted net profit		4,019	3,056	(963)	(24.0)
				Results also include:
1,157	1,307	150	13.0	amortizations and depreciations		2,252	2,547	295	13.1
				of which:
161	302	141	87.6	- amortizations of exploration drilling expenditure and other		316	615	299	94.6
54	100	46	85.2	- amortizations of geological and geophysical exploration expenses		85	162	77	90.6
1,153	1,471	318	27.6	Capital expenditure		2,114	2,837	723	34.2
				Production (b)
1,056	1,026	(30)	(2.8)	Liquids (c)	(kbbl/d)	1,099	1,028	(71)	(6.5)
3,974	4,082	108	2.7	Natural gas	(mmcf/d)	3,950	4,063	113	2.7
1,748	1,736	(12)	(0.7)	Total hydrocarbons	(kboe/d)	1,787	1,735	(52)	(2.9)
				Average realizations
64.33	64.58	0.25	0.4	Liquids (c)	($/bbl)	60.25	59.47	(0.78)	(1.3)
5.15	5.06	(0.09)	(1.8)	Natural gas	($/mmcf)	5.19	5.18	(0.01)	(0.2)
51.24	50.82	(0.42)	(0.8)	Total hydrocarbons	($/boe)	48.97	47.96	(1.01)	(2.1)
				Average oil market prices
69.62	68.76	(0.86)	(1.2)	Brent dated	($/bbl)	65.69	63.26	(2.43)	(3.7)
55.43	51.01	(4.42)	(8.0)	Brent dated	(euro/bbl)	53.45	47.60	(5.85)	(10.9)
70.40	64.89	(5.51)	(7.8)	West Texas Intermediate	($/bbl)	67.44	61.44	(6.00)	(8.9)
230.96	265.92	34.96	15.1	Gas Henry Hub	($/kmc)	251.44	266.28	14.84	5.9

(a)	Excluding special items.
(b)	Includes Eni's share of production of equity-accounted entities.
(c)	Includes condensates.

Results

Second quarter
Adjusted operating profit for the second quarter 2007 was euro 3,483 million, a decrease of euro 739 million from the second quarter 2006, or 17.5%, due primarily to: (i) an adverse impact of the appreciation of the euro versus	the dollar; (ii) lower production sold, which was down 2.7 mmboe; (iii) higher expenses incurred in connection with exploration activity (euro 187 million; euro 213 million on a constant exchange rate basis); (iv) higher production costs and amortization/depreciation charges also reflecting the impact of sector specific inflation.

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ENI REPORT ON THE SECOND QUARTER OF 2007

Oil and gas realizations in dollars were substantially stable due to higher liquid realizations which benefited from narrowing differentials between heavy and light crude recorded in the quarter, partly offset by lower gas realizations.
The adjusted net profit was euro 1,647 million, down euro 277 million, down 14.4% from the second quarter of 2006, due essentially to a weaker operating performance.

Special charges excluded by the adjusted operating profit of euro 65 million concerned mainly impairment of assets.

First half
Adjusted operating profit recorded for the first half of 2007 amounted to euro 6,615 million, down euro 1,858 million or 21.9% from the first half of 2006, due mainly to: (i) the adverse impact of the appreciation of the euro over the dollar (approximately euro 580 million); (ii) a decline in production sold (down 12.2 mmboe); (iii) higher exploration expenses (euro 376 million, euro 426 million at constant exchange rates); (iv) lower product realizations in dollars (down 2.1%); and (v) higher production costs and amortization charges.
Adjusted net profit of euro 3,056 million declined by euro 963 million, down 24% from the first half of 2006 due to a weaker operating performance and a two percentage point increase in the adjusted tax rate (from 52.8% to 54.5%) due to changes in the fiscal regime of the United Kingdom and Algeria enacted in the second half of 2006.

Special charges excluded by the adjusted operating profit of euro 65 million concerned mainly impairment of assets.

Production

Daily production of hydrocarbons by region

Second quarter	First half

2006	2007	Change	% Change	2006	2007	Change	% Change

1,748	1,736	(12)	(0.7)	Daily production of oil and natural gas (a)	(kboe/d)	1,787	1,735	(52)	(2.9)
237	215	(22)	(9.3)	Italy		242	219	(23)	(9.5)
555	599	44	7.9	North Africa		548	583	35	6.4
368	333	(35)	(9.5)	West Africa		375	335	(40)	(10.7)
284	264	(20)	(7.0)	North Sea		291	275	(16)	(5.5)
304	325	21	6.9	Rest of world		331	323	(8)	(2.4)
154.1	152.2	(1.9)	(1.2)	Oil and natural gas production sold (a)	(mmboe)	313.6	302.3	(11.3)	(3.6)

Daily production of liquids by region

Second quarter	First half

2006	2007	Change	% Change	2006	2007	Change	% Change

1,056	1,026	(30)	(2.8)	Daily production of liquids (a)	(kbbl/d)	1,099	1,028	(71)	(6.5)
76	76			Italy		79	76	(3)	(3.8)
327	333	6	1.8	North Africa		326	331	5	1.5
322	285	(37)	(11.5)	West Africa		330	286	(44)	(13.3)
178	155	(23)	(12.9)	North Sea		183	163	(20)	(10.9)
153	177	24	15.7	Rest of world		181	172	(9)	(5.0)

Daily production of natural gas by region

Second quarter	First half

2006	2007	Change	% Change	2006	2007	Change	% Change

3,974	4,082	108	2.7	Daily production of natural gas (a)	(mmcf/d)	3,950	4,063	113	2.7
920	801	(119)	(12.9)	Italy		933	820	(113)	(12.1)
1,306	1,524	218	16.7	North Africa		1,275	1,446	171	13.4
266	278	12	4.4	West Africa		256	279	23	9.0
611	626	14	4.0	North Sea		621	647	26	4.3
871	854	(17)	(1.9)	Rest of world		866	871	5	0.6

(a)	Includes Eni's share of production of equity-accounted entities.

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ENI REPORT ON THE SECOND QUARTER OF 2007

Second quarter
Oil and natural gas production in the second quarter of 2007 averaged 1,736 kboe/d, a decrease of 12 kboe/d compared to the same period last year (down 0.7%). This reduction was due primarily to the negative impact of disruptions resulting from continuing social unrest in Nigeria. Factoring in this effect, oil and natural gas production level was in line with the first quarter 2006. Production increases were achieved mainly in Libya, Kazakhstan and the Gulf of Mexico, in addition to the effect of recently acquired oil assets in Congo, which offset mature field declines in Italy and the United Kingdom and the effect of facilities shutdowns in Norway. Production achieved outside Italy amounted to 88% of total production (86% in the second quarter of 2006).

Daily production of oil and condensates (1,026 kbbl) decreased by 30 kbbl, or 2.8% from the second quarter 2006. Production decreases were reported mainly in: (i) Nigeria due to the above mentioned causes; (ii) the United Kingdom due to mature field decline in the Liverpool Bay area and at the McCulloch field (Eni’s interest 40%); (iii) facility outages at the Ekofisk field (Eni’s interest 12.39%) in Norway. Main increases were registered in: (i) Kazakhstan due to a better facility performance and also to the fact that maintenance activities were performed in 2006 at the Karachaganak field (co-operated by Eni with a 32.5% interest); (ii) the United States due to the resumption of full activity at plants damaged by hurricanes in the second half of 2005; and (iii) Libya due to the build-up of the Bahr Essalam field (Eni’s interest 50%).

Daily production of natural gas for the second quarter (4.082 mmcf/d) increased by 108 mmcf, or 2.7% mainly as a result of the build-up of the Western Libyan Gas Project in Libya, a better performance of Norway’s Aasgard (Eni’s interest 14.81%) and Kristin (Eni’s interest 8.25%) fields. Gas production in Italy decreased due to mature field declines.

First half
Oil and natural gas production for the first half of 2007 averaged 1,735 kboe/d, a decrease of 52 kboe/d compared to the same period last year (down 2.9%). In addition to Nigerian events, production performance for the period was impacted by the loss of production at the Venezuelan Dación oilfield (down 31 kbbl/d) as a consequence of the unilateral cancellation of the service agreement for the field exploitation by the Venezuelan State Oil Co PDVSA effective April 1, 2006. When factoring in these two events, production was barely flat from the first half of 2006. Production increases were achieved mainly in Libya, Kazakhstan and the Gulf of Mexico offsetting mature field declines in Italy and the United Kingdom and facility shutdowns in Norway. Oil and natural gas production share outside Italy was 87% (86% in the first half of 2006).

Daily production of oil and condensates (1,028 kbbl) decreased by 71 kbbl, or 6.5% from the first half 2006. Production decreases were reported mainly in Venezuela, Nigeria and the North Sea due to the above mentioned causes. Main increases were registered in: (i) Kazakhstan due to better performance of the Karachaganak field and also to the fact that maintenance activities were performed in 2006; (ii) the United States due to the resumption of full activity at plants damaged by hurricanes in the second half of 2005.

Daily production of natural gas for the first half of 2006 (4.063 mmcf/d) increased by 113 mmcf, or 2.7% mainly in Libya as a result of the build-up of the Bahr Essalam field, in Norway due to increased production of the Aasgard and Kristin fields and Nigeria, due to increased supplies to the Bonny LNG plant. Gas production in Italy decreased due to mature field declines.

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ENI REPORT ON THE SECOND QUARTER OF 2007

Gas & Power

Second quarter	(million euro)	First half

2006	2007	Change	% Change	2006	2007	Change	% Change

				Results
5,799	5,179	(620)	(10.7)	Net sales from operations		14,933	13,722	(1,211)	(8.1)
708	465	(243)	(34.3)	Operating profit		1,907	2,106	199	10.4
10	68			Exclusion of inventory holding (gains) losses		(20)	108
73	(14)			Exclusion of special items		107	(12)
				of which:
	(18)			Non-recurring items			(18)
73	4			Other special items		107	6
51				- asset impairments		51
19	1			- environmental provisions		39	1
3	3			- provisions for redundancy incentives		17	5
791	519	(272)	(34.4)	Adjusted operating profit		1,994	2,202	208	10.4
339	68	(271)	(79.9)	Market and Distribution		1,044	1,245	201	19.3
266	268	2	0.8	Transport in Italy		571	554	(17)	(3.0)
141	124	(17)	(12.1)	Transport outside Italy		295	287	(8)	(2.7)
45	59	14	31.1	Power generation (a)		84	116	32	38.1
5	1	(4)		Net financial incomes (expenses) (b)		11	4	(7)
155	103	(52)		Net income (expenses) from investments (b)		292	218	(74)
(313)	(205)	108		Income taxes (b)		(780)	(847)	(67)
32.9	32.9			Tax rate	(%)	34.0	34.9
638	418	(220)	(34.5)	Adjusted net profit		1,517	1,577	60	4.0
259	305	46	17.8	Capital expenditure		410	526	116	28.3
				Natural gas sales	(bcm)
9.99	10.19	0.20	2.0	Italy to third parties (*)		27.46	25.60	(1.86)	(6.8)
1.61	1.48	(0.13)	(8.1)	Own consumption (*)		3.08	2.87	(0.21)	(6.8)
5.91	5.86	(0.05)	(0.8)	Rest of Europe (*)		14.48	13.76	(0.72)	(5.0)
0.21	0.26	0.05	23.8	Outside Europe		0.37	0.36	(0.01)	(2.7)
17.72	17.79	0.07	0.4	Sales to third parties and own consumption of consolidated companies		45.39	42.59	(2.80)	(6.2)
1.65	1.77	0.12	7.3	Sales of natural gas of Eni's affiliates (net to Eni)		4.06	4.04	(0.02)	(0.5)
	0.02	0.02	..	Italy (*)		0.01	0.03	0.02	..
1.38	1.33	(0.05)	(3.6)	Rest of Europe (*)		3.71	3.43	(0.28)	(7.5)
0.27	0.42	0.15	55.6	Outside Europe		0.34	0.58	0.24	70.6
19.37	19.56	0.19	1.0	Total sales and own consumption G&P		49.45	46.63	(2.82)	(5.7)
1.08	0.87	(0.21)	(19.4)	Upstream in Europe (*)		2.20	1.94	(0.26)	(11.8)
20.45	20.43	(0.02)	(0.1)	Worldwide gas sales		51.65	48.57	(3.08)	(6.0)
19.97	19.75	(0.22)	(1.1)	Total gas sales in Europe		50.94	47.63	(3.31)	(6.5)
21.63	18.38	(3.25)	(15.0)	Gas volumes transported in Italy	(bcm)	46.52	41.89	(4.63)	(10.0)
13.91	11.16	(2.75)	(19.8)	Eni		30.03	26.71	(3.32)	(11.1)
7.72	7.22	(0.50)	(6.5)	On behalf of third parties		16.49	15.18	(1.31)	(7.9)
7.66	8.86	1.20	15.7	Electricity sold	(TWh)	15.39	16.24	0.85	5.5

(a)	Starting on January 1, 2007, results from marketing of electricity have been included in results from market and distribution activities following an internal reorganization. As a consequence of this, electricity generation activity conducted by EniPower subsidiary comprises only results from production of electricity. Prior quarter results have not been restated.
(b)	Excluding special items.
(*)	Market segments with asterisk merge into "Total sales in Europe".

Results

Second quarter
Adjusted operating profit for the second quarter of 2007 was euro 519 million, representing a decline of euro 272 million, or 34.4%. This was due mainly to a decline in gas selling margins due to an unfavorable trading environment and the impact of mild weather on gas sales, particularly in April.

This negative factor was partly offset by the positive impact of a favorable evolution of the regulatory framework in Italy. This reflected enactment of Resolution No. 79/2007 by the Authority for Electricity and Gas implementing a more favorable indexation mechanism of the raw material cost component in supplies to residential and commercial users as compared to

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ENI REPORT ON THE SECOND QUARTER OF 2007

the one in force in the first half of 2006 as established by Resolution No. 248/2004.

Adjusted net profit of the second quarter of 2007 decreased by euro 220 million to euro 418 million, down 34.5%, due to lower adjusted operating profit and a lower performance recorded by certain affiliates accounted for under the equity method of accounting.

First half
Adjusted operating profit for the first half of 2007 increased by euro 208 million to euro 2,202 million, up 10.4%, notwithstanding the occurrence of unusually mild winter weather conditions resulting in lower volumes sold of natural gas by consolidated subsidiaries (down 2.8 bcm, or 6.2%). Despite this negative, divisional results were driven by: (i) the impact of a favorable evolution of the regulatory framework in Italy. This reflected enactment of

Resolution No. 79/2007 by the Authority for Electricity and Gas as discussed above; (ii) supply charges incurred in the same period last year caused by a climatic emergency for the winter time 2005-2006.
The favorable trends recorded in the first quarter reversed in the second quarter relating to trading environment determining gas selling margins, resulting in an immaterial impact for the first half.
Adjusted net profit for the first half 2007 was euro 1,577 million, representing an increase of euro 60 million over the first half of 2006, up 4%. This reflected higher adjusted operating profit, offset in part by a lower performance recorded by certain affiliates accounted for under the equity method of accounting.

Other performance indicators

Second quarter	(million euro)	First half

2006	2007	Change	% Change	2006	2007	Change	% Change

1,021	786	(235)	(23.0)	Adjusted EBITDA	2,482	2,688	206	8.3
450	188	(262)	(58.2)	Supply & Market	1,115	1,338	223	20.0
223	236	13	5.8	Regulated business	702	648	(54)	(7.7)
270	267	(3)	(1.1)	International transport	516	519	3	0.6
78	95	17	21.8	Power generation	149	183	34	22.8

EBITDA (Earnings Before Interest, Taxes, Depreciation and Amortization charges) on an adjusted basis is calculated by adding to adjusted operating profit amortization and depreciation charges on a pro forma basis. This performance indicator, which is not a GAAP measure under either IFRSs or U.S. GAAP, includes:
  Adjusted EBITDA of Eni’s wholly-owned subsidiaries;
  Eni’s share of adjusted EBITDA of Snam Rete Gas (55%), which is fully consolidated when preparing consolidated financial statements in accordance with IFRSs;
  Eni’s share of adjusted EBITDA generated by certain affiliates which are accounted for under the equity-method for IFRSs purposes.
Management evaluates performance in Eni’s Gas & Power division also on the basis of this measure taking account of the evidence that this division is comparable to European utilities in the gas and power generation sector. This measure is provided with the intent to assist investors and financial analysts in assessing the Eni Gas & Power divisional performance as compared to its European peers, as EBITDA is widely used as the main performance indicator for utilities.

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ENI REPORT ON THE SECOND QUARTER OF 2007

Sales

Second quarter	(bcm)	First half

2006	2007	Change	% Change	2006	2007	Change	% Change

9.99	10.21	0.22	2.2	Italy to third parties	27.47	25.63	(1.84)	(6.7)
1.67	2.27	0.60	35.9	Wholesalers (distribution companies)	6.73	6.89	0.16	2.4
0.54	0.46	(0.08)	(14.8)	Gas release	1.13	0.95	(0.18)	(15.9)
3.29	3.00	(0.29)	(8.8)	Industries	7.09	6.33	(0.76)	(10.7)
3.63	3.88	0.25	6.9	Power generation	7.90	7.81	(0.09)	(1.1)
0.86	0.60	(0.26)	(30.2)	Residential	4.62	3.65	(0.97)	(21.0)
1.61	1.48	(0.13)	(8.1)	Own consumption	3.08	2.87	(0.21)	(6.8)
7.29	7.19	(0.10)	(1.4)	Rest of Europe	18.19	17.19	(1.00)	(5.5)
3.44	2.26	(1.18)	(34.3)	Importers in Italy	7.51	5.71	(1.80)	(24.0)
3.85	4.93	1.08	28.1	Target markets	10.68	11.48	0.80	7.5
1.23	1.46	0.23	18.7	Iberian Peninsula	2.47	2.92	0.45	18.2
0.73	0.91	0.18	24.7	Germany - Austria	2.51	2.28	(0.23)	(9.2)
0.43	0.32	(0.11)	(25.6)	Hungary	1.97	1.37	(0.60)	(30.5)
0.54	0.81	0.27	50.0	Northern Europe	1.27	1.57	0.30	23.6
0.69	1.08	0.39	56.5	Turkey	1.73	2.46	0.73	42.2
0.19	0.34	0.15	78.9	France	0.57	0.77	0.20	35.1
0.04	0.01	(0.03)	(75.0)	Other	0.16	0.11	(0.05)	(31.3)
0.48	0.68	0.20	41.7	Outside Europe	0.71	0.94	0.23	32.4
1.08	0.87	(0.21)	(19.4)	Upstream in Europe	2.20	1.94	(0.26)	(11.8)
20.45	20.43	(0.02)	(0.1)	Worldwide gas sales	51.65	48.57	(3.08)	(6.0)

Second quarter
In the second quarter of 2007, natural gas sales of 20.43 bcm, including own consumption and sales by affiliates and upstream sales in Europe were marginally lower compared with the same period a year ago due to the impact of mild weather, particularly in April. The main decrease was recorded in supplies to Italian importers (down 1.18 bcm) due to lower take-or-pay contract off-takes reflecting outages at certain power generation plants. Also volumes produced in the North Sea declined by 0.21 bcm.

In an increasingly competitive market, sales in the Italian market were 10.21 bcm with an increase of 0.22 bcm, or 2.2%. This increase reflects higher sales to: (i) wholesalers (up 0.6 bcm), reflecting increasing availability of production volumes from Eni’s fields in Libya, and (ii) to power generation (up 0.25 bcm). These positives were offset in part by lower sales to industrial users (down 0.29 bcm) and to residential clients (down 0.26 bcm). Sales under the gas release[2] program (0.46 bcm) declined by 0.08 bcm.

Own consumption[3] (1.48 bcm) declined by 0.13 bcm, or 8.1%, due to lower supplies to EniPower.

Gas sales in target markets of the Rest of Europe were 4.93 bcm with an increase of 1.08 bcm, or 28.1%, due to growth registered in: (i) Turkey (up 0.39 bcm); (ii) the Iberian Peninsula (up 0.23 bcm); (iii) Germany/Austria (up 0.18 bmc); (iv) France (up 0.15 bcm).
In particular, natural gas sales of Eni’s affiliates in the Rest of Europe (net to Eni and net of Eni’s supplies) amounted to 1.33 bcm, a 0.05 bcm decline related in particular to: (i) GVS (Eni’s interest 50%) with 0.46 bcm; (ii) Unión Fenosa Gas (Eni’s interest 50%) with 0.28 bcm.

Sales outside Europe (0.68 bcm) increased by 0.2 bcm from the second quarter of 2006 or 41.7% due to higher supplies to the Argentinean market and international sales of Unión Fenosa Gas (Eni’s interest 50%) up 0.3 bcm.

Eni transported 18.38 bcm of natural gas in Italy, a decrease of 3.25 bcm from the second quarter of 2006, down 15%, due to a decline in domestic demand. Volumes transported on behalf of third parties declined by 0.5 bcm, those transported on behalf of Eni declined by 2.75 bcm.

Sales of electricity (8.86 TWh) increased by 1.2 TWh, up 15.7%.

____________

(2)	In June 2004 Eni agreed with the Antitrust Authority to sell a total volume of 9.2 bcm of natural gas (2.3 bcm/y) in the four thermal years from October 1, 2004 to September 30, 2008 at the Tarvisio entry point into the Italian network.
(3)	In accordance with Article 19, paragraph 4 of Legislative Decree No. 164/2000, the volumes of natural gas consumed in operations by a company or its subsidiaries are excluded from the calculation of ceilings for sales to end customers and from volumes input into the Italian network to be sold in Italy.

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ENI REPORT ON THE SECOND QUARTER OF 2007

First half
In the first half of 2007, natural gas sales of 48.57 bcm, including own consumption and sales by affiliates and upstream sales in Europe, declined by 3.08 bcm from the first half of 2006, or 6%, due to declining demand in Europe resulting from unusually mild winter weather conditions.

In an increasingly competitive market, sales in the Italian market were 25.63 bcm with a decline of 1.84 bcm, or 6.7%, due in particular to lower sales to residential and commercial users (down 0.97 bcm), to industrial users (down 0.76 bcm) and to power generation (down 0.09 bcm), offset in part by higher sales to wholesalers (up 0.16 bcm). Sales under the gas release program (0.95 bcm) declined by 0.18 bcm.

Own consumption (2.87 bcm) declined by 0.21 bcm, or 6.8%, due to lower supplies to EniPower.

Sales to importers into Italy declined by 1.8 bcm due to lower offtakes related to weather conditions and standstills of power plants.

Gas sales in target markets of the Rest of Europe were 11.48 bcm with an increase of 0.8 bcm, or 7.5%, due to growth registered in: (i) Turkey (up 0.73 bcm); (ii) the Iberian Peninsula (up 0.45 bcm); (iii) France (up 0.2 bcm). In particular, natural gas sales of Eni’s affiliates in the Rest of Europe (net to Eni and net of Eni’s supplies) amounted to 3.43 bcm, a 0.28 bcm decline related in particular to: (i) GVS (Eni’s interest 50%) with 1.39 bcm; (ii) Unión Fenosa Gas (Eni’s interest 50%) with 0.85 bcm.

Sales outside Europe (0.94 bcm) increased by 0.23 bcm and concerned in particular Unión Fenosa Gas (Eni’s interest 50%) up 0.43 bcm.

Eni transported 41.89 bcm of natural gas in Italy, a decrease of 4.63 bcm from the first half of 2006, down 10%, due to a decline in domestic demand. Volumes transported on behalf of third parties declined by 1.31 bcm, those transported on behalf of Eni declined by 3.32 bcm.

Sales of electricity (16.24 TWh) increased by 0.85 TWh, up 5.5%.

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ENI REPORT ON THE SECOND QUARTER OF 2007

Refining & Marketing

Second quarter	(million euro)	First half

2006	2007	Change	% Change	2006	2007	Change	% Change

				Results
10,166	8,937	(1,229)	(12.1)	Net sales from operations		19,446	16,880	(2,566)	(13.2)
366	430	64	17.5	Operating profit		455	420	(35)	(7.7)
(207)	(299)			Exclusion of inventory holding (gains) losses		(254)	(187)
31	54			Exclusion of special items		78	72
				of which:
	37			Non-recurring items			37
31	17			Other special items:		78	35
1	1			- asset impairments		1	1
17	15			- environmental provisions		61	32
6	2			- provisions for redundancy incentives		11	3
2				- provision to the reserve for contingencies		3
5	(1)			- other		2	(1)
190	185	(5)	(2.6)	Adjusted operating profit		279	305	26	9.3
64	33	(31)		Net income (expenses) from investments (a)		111	84	(27)
(83)	(81)	2		Income taxes (a)		(133)	(139)	(6)
32.7	37.2			Tax rate	(%)	34.1	35.7
171	137	(34)	(19.9)	Adjusted net profit		257	250	(7)	(2.7)
137	185	48	35.0	Capital expenditure		232	319	87	37.5
				Global indicator refining margin
5.77	6.90	1.13	19.6	Brent	($/bbl)	4.36	4.98	0.62	14.2
4.58	5.12	0.54	11.8	Brent	(euro/bbl)	3.55	3.75	0.20	5.6
8.46	8.43	(0.03)	(0.4)	Ural	($/bbl)	7.15	7.25	0.10	1.4

(a)	Excluding special items.

Results

Second quarter
The Refining & Marketing division reported an adjusted operating profit of euro 185 million, substantially in line with the second quarter of 2006 (down euro 5 million). This reflected a better operating performance delivered by the refining business driven by: (i) lower refinery outages for maintenance activity; (ii) a favorable trading environment (the margin on Brent was up $1.13 bbl, or 19.6%) mainly reflecting higher gasoline prices, whose effects were offset in part by the appreciation of the euro over the dollar.
Marketing activities in Italy reported a lower operating profit due mainly to lower retail margins resulting from rapidly increasing international product prices not fully transferred onto to retail prices and a decline in wholesale margins for diesel fuels owing to intense competitive pressure.

Adjusted net profit for the quarter was euro 137 million, down euro 34 million, or 19.9%, from a year ago.

Special charges excluded from the adjusted operating profit concerned mainly environmental provisions and a risk provision related to an ongoing antitrust proceeding against European authorities (for a total charge of euro 54 million).

First half
Adjusted operating profit for the first half of 2007 amounted to euro 305 million, up euro 26 million from the first half of 2006, or 9.3%. This reflected a better operating performance delivered by the refining business on the back of a favorable trading environment, particularly in the second quarter, and higher volumes processed and higher yields also due to lower maintenance outages.
Marketing activities in Italy reported a lower operating profit due mainly to lower retail margins and a decline in

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wholesale business results due to both lower margins and volumes marketed (down 9.8%), the latter also reflecting unusually mild winter weather.
The adjusted net profit for the first half of 2007 was euro 250 million, down euro 7 million.	Special charges excluded from the adjusted operating profit concerned mainly environmental provisions and a risk provision related to an ongoing antitrust proceeding against European authorities (for a total charge of euro 72 million).

Throughputs and sales

Second quarter	First half

2006	2007	Change	% Change	2006	2007	Change	% Change

				Throughputs and sales	(mmtonnes)
8.25	8.24	(0.01)	(0.1)	Refining throughputs on own account Italy		15.74	16.10	0.36	2.3
1.15	1.08	(0.07)	(6.1)	Refining throughputs on own account Rest of Europe		2.27	2.22	(0.05)	(2.2)
6.77	7.09	0.32	4.7	Refining throughputs of wholly-owned refineries		12.63	13.76	1.13	8.9
100.0	100.0			Utilization rate of balanced capacity	(%)	100.0	100.0
2.20	2.19	(0.01)	(0.5)	Retail sales Italy		4.26	4.17	(0.09)	(2.1)
0.95	0.99	0.04	4.2	Retail sales Rest of Europe		1.82	1.89	0.07	3.8
3.15	3.18	0.03	1.0	Sub-total retail sales		6.08	6.06	(0.02)	(0.3)
2.90	2.66	(0.24)	(8.3)	Wholesale Italy		5.84	5.27	(0.57)	(9.8)
1.03	1.02	(0.01)	(1.0)	Wholesale Rest of Europe		2.06	2.07	0.01	0.5
0.12	0.14	0.02	16.7	Wholesale Rest of World		0.22	0.27	0.05	22.7
5.35	5.02	(0.33)	(6.2)	Other sales		10.67	10.69	0.02	0.2
12.55	12.02	(0.53)	(4.2)	Sales		24.87	24.36	(0.51)	(2.1)
				Refined product sales by region	(mmtonnes)
7.59	6.74	(0.85)	(11.2)	Italy		15.14	14.04	(1.10)	(7.3)
1.98	2.01	0.03	1.5	Rest of Europe		3.88	3.96	0.08	2.1
2.98	3.27	0.29	9.7	Rest of World		5.85	6.36	0.51	8.7

Second quarter
In the second quarter of 2007 refining throughputs on Eni’s own account (9.32 mmtonnes) were stable as compared to the second quarter of 2006, taking into account expiration of a processing contract at the Priolo refinery owned by third parties occurred at the end of 2006 (down 165 ktonnes in the second quarter, down 660 ktonnes in the first half). Refining throughputs in Italy increased by 2% on a homogeneous basis as a result of better performance at the Sannazzaro refinery due to the circumstance that the catalytic cracking unit was shut down for maintenance in 2006. Outside Italy, own throughput declined by 6.1% due to the standstill of a refinery in Germany.

In the second quarter of 2007 sales of refined products decreased by 530 ktonnes to 12.02 mmtonnes, down 4.2%, due mainly to lower volumes marketed on wholesale markets in Italy.

Volumes of refined products marketed on the retail market in Italy were stable at 2.19 mmtonnes, despite the decline in domestic consumption, boasted by Eni’s marketing initiatives. Gasoline sales declined, while diesel fuel sales increased driven by ongoing trends in vehicle substitution.
Retail market share in Italy declined slightly from 29.2% in the second quarter of 2006 to 29.1%. Average throughput (0.63 mmliters in the second quarter of 2007) is in line with the same period in 2006.
Volumes marketed on retail markets in the Rest of Europe increased by 40 ktonnes to 0.99 mmtonnes, or 4.2%, mainly in Spain, Switzerland and Germany. Market share in the Rest of Europe grew slightly from 3% in the second quarter of 2006 to 3.1% in the second quarter of 2007. Average throughput (0.65 mmliters in the second quarter of 2007) increased by approximately 90 kliters from the same period in 2006.

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Sales in the wholesale market in Italy decreased by 90 ktonnes from the second quarter of 2006, to 2.66 mmtonnes, down 8.3%, due to lower demand for heating oil particularly from the power generation sector.

First half
In the first half of 2007 refining throughputs on Eni’s own account (18.32 mmtonnes) increased by 310 ktonnes, or 1.7%. Refining throughputs in Italy increased by 7.3% to 16.18 mmtonnes, on a homogeneous basis, as a result of higher volumes at the Livorno and Sannazzaro refineries reflecting lower downtime.

In the first half of 2007, sales of refined products decreased by 510 ktonnes from the first half of 2006, to 24.36 mmtonnes, down 2.1%, due to lower volumes marketed on wholesale markets in Italy, and lower volumes sold to the petrochemical sector reflecting expiration of a processing contract at the Priolo refinery, partly offset by higher volumes sold to oil companies and traders in Italy.
Sales of refined products on the retail market in Italy were 4.17 mmtonnes, a 90 ktonnes decline, or 2.1%, due to competitive pressure.
Retail market share in Italy declined by 0.4 percentage points from 29.2% in the first half of 2006 to 28.8% in the first half of 2007. Average throughput (1.18 mmliters in the first half of 2007) declined by about 20 kliters.

Sales in the retail market in the Rest of Europe increased by 70 ktonnes to 1.89 mmtonnes, up 3.8%, mainly in Spain and Germany. Market share in the Rest of Europegrew slightly from 3.1% in the first half of 2006 to 3.2% in the first half of 2007. Average throughput (1.23 mmliters in the first half of 2007) increased by approximately 100 kliters from the same period in 2006.

Sales in the wholesale market in Italy decreased by 570 ktonnes to 5.27 mmtonnes, down 9.8%, due to lower demand for heating oil from the power generation sector and unusually mild winter weather conditions that impacted sales of heating products (diesel oil and LPG).
Sales on the wholesale market in the Rest of Europe increased by 10 ktonnes, to 2.07 mmtonnes, or 1%, essentially in the Czech Republic.

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ENI REPORT ON THE SECOND QUARTER OF 2007

Petrochemicals

Second quarter	(million euro)	First half

2006	2007	Change	% Change	2006	2007	Change	% Change

				Results
1,612	1,802	190	11.8	Net sales from operations	3,340	3,476	136	4.1
30	96	66	..	Operating profit	69	211	142	..
(44)	(31)			Exclusion of inventory holding (gains) losses	(61)	(28)
19	2			Exclusion of special items	20	6
				of which:
	6			Non-recurring items		6
19	(4)			Other special items:	20
1	(4)			- provisions for redundancy incentives	1
18				- provision to the reserve for contingencies	20
				- other	(1)
5	67	62	..	Adjusted operating profit	28	189	161	..
1	2	1		Net income (expenses) from investments (a)	1	2	1
7	(18)	(25)		Income taxes (a)		(61)	(61)
13	51	38	..	Adjusted net profit	29	130	101	..
24	42	18	75.0	Capital expenditure	34	56	22	64.7

(a)	Excluding special items.

Results

Second quarter
Adjusted operating profit in the second quarter of 2007 amounted to euro 67 million increasing by euro 62 million from the second quarter of 2006 due mainly to higher selling margins recorded particularly in: (i) the aromatics and polyethylene businesses, supported by a favorable trend in demand; (ii) the fact that production and sales of the second quarter of 2006 were hit by an accident occurred at the Priolo refinery in April 2006 provoking outages at several Eni’s petrochemicals plants.

First half
Adjusted operating profit in the first of 2007 amounted to euro 189 million increasing by euro 161 million from the second quarter of 2006 due mainly to higher selling margins essentially the cracker margin and to a lower extent the aromatics business, to the positive effect of the sales mix and the fact that production and sales of the second quarter of 2006 were hit by an accident occurred at the Priolo refinery in April 2006.

Production and sales

Second quarter	(ktonnes)	First half

2006	2007	Change	% Change	2006	2007	Change	% Change

1,639	2,181	542	33.1	Production	3,554	4,411	857	24.1
1,274	1,409	135	10.6	Sales of petrochemical products	2,680	2,812	132	4.9
667	753	86	12.9	Basic petrochemicals	1,420	1,510	90	6.3
255	271	16	6.3	Styrene and elastomers	515	544	29	5.6
352	385	33	9.4	Polyethylene	745	758	13	1.7

Second quarter Sales of petrochemical products (1,409 ktonnes) increased by 135 ktonnes from the second quarter of 2006, up 10.6%, due essentially to the fact that the	second quarter of 2006 were hit by an accident occurred at the Priolo refinery in April 2006. Main increases were registered in: (i) olefins (up 18.7%) and aromatics (up 15.6%) due to higher product availability;

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ENI REPORT ON THE SECOND QUARTER OF 2007

(ii) polyethylene (up 9.4%) and styrene (up 9%) due to positive demand trends.
Petrochemical production (2,181 ktonnes) increased by 542 ktonnes from the second quarter of 2006, up 33.1% due to the consolidation of operations at Porto Torres (up 332 ktonnes) and the fact that production and sales of the second quarter of 2006 were by an accident occurred at the Priolo refinery in April 2006. Excluding these effects, production increased by 45 ktonnes (up 3%) due in particular to the growth registered at the Gela, Ravenna and Brindisi plants.

First half
Sales of petrochemical products (2,812 ktonnes) increased by 132 ktonnes from the first half of 2006, up 4.9%, essentially in olefins due to higher product availability as a consequence of the purchase of the

Porto Torres plant from Syndial and to the fact that the second quarter of 2006 were hit by an accident occurred at the Priolo refinery in April 2006. Higher sales were registered in (i) styrenes (up 6.8%) and elastomers (up 3.6%) the latter including also sales of nitrilic rubber from Porto Torres.
Petrochemical production (4,411 ktonnes) increased by 857 ktonnes from the first half of 2006, up 24.1% due to the consolidation of operations at Porto Torres (up 615 ktonnes) and the fact that production and sales of the second quarter of 2006 were hit by an accident occurred at the Priolo refinery in April 2006.

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ENI REPORT ON THE SECOND QUARTER OF 2007

Engineering & Construction

Second quarter	(million euro)	First half

2006	2007	Change	% Change	2006	2007	Change	% Change

				Results
1,770	2,307	537	30.3	Net sales from operations	3,080	4,269	1,189	38.6
133	214	81	60.9	Operating profit	211	390	179	84.8
	(11)			Exclusion of special items		(11)
				of which:
	(11)			Non-recurring items		(11)
133	203	70	52.6	Adjusted operating profit	211	379	168	79.6
(49)	12	61		Net income (expenses) from investments (a)	(8)	38	46
(19)	(56)	(37)		Income taxes (a)	(51)	(113)	(62)
65	159	94	144.6	Adjusted net profit	152	304	152	100.0
127	262	135	106.3	Capital expenditure	224	510	286	127.7

(a)	Excluding special items.

Results

Second quarter
Adjusted operating profit for the second quarter of 2007 was euro 203 million, up euro 70 million from the second quarter of 2006 due to a better operating performance in all businesses, particularly the major increases were registered in: (i) the Offshore construction business due to higher activity levels in West Africa, the Far East and the Gulf of Mexico and improved margins; (ii) the Onshore construction business due to increased activity and higher margins; and (iii) the Offshore drilling business due to increased operations of the Perro Negro 4 jack-up and the semisubmersible platform Scarabeo 5.

Adjusted net profit for the second quarter of 2007 was euro 159 million, up euro 94 million from the second quarter of 2006 due to a better operating performance also of affiliates.

First half
Adjusted operating profit for the first of 2007 was euro 379 million, up euro 168 million from the first half of 2006 due to a better operating performance in all business areas in particular the higher increases were registered in: the Offshore and Onshore construction areas due to higher activity levels and improved margins.

Adjusted net profit for the first of 2007 was euro 304 million, up euro 152 million from the first half of 2006 due to a better operating performance also of affiliates.

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ENI REPORT ON THE SECOND QUARTER OF 2007

Orders acquired

(million euro)	First half

2006	2007	Change	% Change

Orders acquired (a)	5,970	4,948	(1,022)	(17.1)
Offshore construction	1,814	1,881	67	3.7
Onshore construction	3,157	2,774	(383)	(12.1)
Offshore drilling	923	144	(779)	(84.4)
Onshore drilling	76	149	73	96.1
of which:
- Eni	1,343	556	(787)	(58.6)
- third parties	4,627	4,392	(235)	(5.1)
of which:
- Italy	763	164	(599)	(78.5)
- outside Italy	5,207	4,784	(423)	(8.1)

(million euro)	First half

Dec. 31, 2006	June 30, 2007	Change	% Change

Order backlog (a)	13,191	13,308	117	0.9
Offshore construction	4,283	4,340	57	1.3
Onshore construction	6,285	6,400	115	1.8
Offshore drilling	2,247	2,188	(59)	(2.6)
Onshore drilling	376	380	4	1.1
of which:
- Eni	2,602	2,699	97	3.7
- third parties	10,589	10,609	20	0.2
of which:
- Italy	1,280	897	(383)	(29.9)
- outside Italy	11,911	12,411	500	4.2

(a)	Includes the Bonny project for euro 1 million in orders acquired and euro 6 million in order backlog.

Among the main orders acquired in the first half of 2007 were:
  An EPC for Sonatrach contract for the construction of three oil stabilization and treatment trains with a capacity of 100 kbbl/d and transport and storage facilities within the development of the Hassi Messaoud onshore field in Algeria;
  An EPC contract for Medgaz for the installation of an underwater pipeline system or the transport of natural gas from Algeria to Spain;
  An EPIC contract for Saudi Aramco for the construction of the nine sea water treatment modules for the expansion of the Qurayyah plant within the development of the Khursaniyah field in Saudi Arabia;
  An EPC contract for Saudi Aramco for the construction of stations for pumping in fields the water from expansion of the Qurayyah plant.
Orders acquired amounted to euro 4,948 million, of these projects to be carried out outside Italy represented 97%, while orders from Eni companies amounted to 11% of the total. Eni’s order backlog was euro 13,308 million at June 30, 2007 (euro 13,191 million at December 31, 2006). Projects to be carried out outside Italy represented 93% of the total order backlog, while orders from Eni companies amounted to 20% of the total.

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ENI REPORT ON THE SECOND QUARTER OF 2007

Other activities

Second quarter	(million euro)	First half

2006	2007	Change	% Change	2006	2007	Change	% Change

				Results
251	46	(205)	(81.7)	Net sales from operations	465	103	(362)	(77.8)
(151)	(215)	(64)	(42.4)	Operating profit	(216)	(231)	(15)	(6.9)
86	149			Exclusion of special items	88	115
				of which:
	65			Non-recurring items		65
86	84			Other special items:	88	50
52	83			- environmental provisions	52	83
1	3			- asset impairments	4	6
1	1			- provisions for redundancy incentives	1	1
22	9			- provision to the reserve for contingencies	22	9
10	(12)			- other	9	(49)
(65)	(66)	(1)	(1.5)	Adjusted operating profit	(128)	(116)	12	9.4
	(4)	(4)		Net financial incomes (expenses) (a)		(4)	(4)
1		(1)		Net income (expenses) from investments (a)	6		(6)
(64)	(70)	(6)	(9.4)	Adjusted net profit	(122)	(120)	2	1.6
11	21	10	90.9	Capital expenditure	14	35	21	150.0

(a)	Excluding special items.

Results

Second quarter
Adjusted net loss of euro 70 million increased by euro 6 million from the second quarter of 2006.
Special charges excluded from operating losses of euro 149 million related in particular environmental charges (euro 83 million) and provisions to the risk reserve related to antitrust proceedings pending with European authorities, offset in part by the settlement reached by Syndial and Dow Chemical (euro 37 million) on some contractual issues pending between the two companies.

First half
Adjusted net loss of euro 120 million declines by euro 2 million from the first half of 2006.
Special charges excluded from operating losses of euro 115 million related in particular environmental charges (euro 83 million) and provisions to the risk reserve related to antitrust proceedings pending with European authorities, offset in part by the settlement reached by Syndial and Dow Chemical (euro 37 million) on some contractual issues pending between the two companies.

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ENI REPORT ON THE SECOND QUARTER OF 2007

Non-GAAP measures

RECONCILIATION OF REPORTED OPERATING PROFIT AND REPORTED NET PROFIT TO RESULTS ON AN ADJUSTED BASIS

Management evaluates Group and business performance on the basis of adjusted operating profit and adjusted net profit, which are arrived at by excluding inventory holding gains or losses and special items. Further, finance charges on finance debt, interest income, gains or losses deriving from evaluation of certain derivative financial instruments at fair value through profit or loss as they do not meet the formal criteria to be assessed as hedges under IFRS, and exchange rate differences are excluded when determining adjusted net profit of each business segment.
The taxation effect of such items excluded from adjusted net profit is determined based on the specific rate of taxes applicable to each item, with the exception for finance charges or income, to which the Italian statutory tax rate of 33% is applied.
Adjusted operating profit and adjusted net profit are non-GAAP financial measures under either IFRS, or U.S. GAAP. Management includes them in order to facilitate a comparison of base business performance across periods and allow financial analysts to evaluate Eni’s trading performance on the basis of their forecasting models. In addition, management uses segmental adjusted net profit when calculating return on average capital employed (ROACE) by each business segment.

The following is a description of items which are excluded from the calculation of adjusted results.

Inventory holding gain or loss is the difference between the cost of sales of the volumes sold in the period based on the cost of supplies of the same period and the cost of sales of the volumes sold calculated using the weighted average cost method of inventory accounting.

Special items include certain relevant income or charges pertaining to either: (i) infrequent or unusual events and transactions, being identified as non-recurring items under such circumstances; or (ii) certain events or transactions which are not considered to be representative of the ordinary course of business, as in the case of environmental provisions, restructuring charges, asset impairments or write ups and gains or losses on divestments even though they occurred in past periods or are likely to occur in future ones. As provided for in Decision No. 15519 of July 27, 2006 of the Italian market regulator (CONSOB), non recurring material income or charges are to be clearly reported in the management’s discussion and financial tables.

Finance charges or income related to net borrowings excluded from the adjusted net profit of business segments are comprised of interest charges on finance debt and interest income earned on cash and cash equivalents not related to operations. In addition gains or losses on the fair value evaluation of above mentioned derivative financial instruments and exchange rate differences are excluded from the adjusted net profit of business segments.
Therefore, the adjusted net profit of business segments includes finance charges or income deriving from certain segment-operated assets, i.e., interest income on certain receivable financing and securities related to operations and finance charge pertaining to the accretion of certain provisions recorded on a discounted basis (as in the case of the asset retirement obligations in the Exploration & Production division).
Finance charges or interest income and related taxation effects excluded from the adjusted net profit of the business segments are allocated on the aggregate Corporate and financial companies.

For a reconciliation of adjusted operating profit and adjusted net profit to reported operating profit and reported net profit see tables below.

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ENI REPORT ON THE SECOND QUARTER OF 2007

First half 2007

(million euro)	E&P	G&P	R&M	Petrochemicals	E&C	Other activities	Corporate and financial companies	Impact of intersegment profit elimination	Group

Reported operating profit	6,550	2,106	420	211	390	(231)	(99)	(24)	9,323
Exclusion of inventory holding (gains) losses		108	(187)	(28)					(107)
Exclusion of special items
of which:
Non-recurring (income) charges	(12)	(18)	37	6	(11)	65	(11)		56
Other special charges:	77	6	35			50	9		177
environmental charges		1	32			83			116
asset impairments	76		1			6			83
provisions to the reserve for contingencies						9			9
provision for redundancy incentives	1	5	3			1	9		19
other			(1)			(49)			(50)
Special items of operating profit	65	(12)	72	6	(11)	115	(2)		233
Adjusted operating profit	6,615	2,202	305	189	379	(116)	(101)	(24)	9,449
Net financial (expense) income (*)	(4)	4				(4)	29		25
Net income from investments (*)	100	218	84	2	38				442
Income taxes (*)	(3,655)	(847)	(139)	(61)	(113)		101	9	(4,705)
Tax rate (%)	54.5	34.9	35.7						47.4
Adjusted net profit	3,056	1,577	250	130	304	(120)	29	(15)	5,211
of which:
- net profit of minorities									311
- Eni's adjusted net profit									4,900

Eni's reported net profit									4,855
Exclusion of inventory holding (gains) losses									(110)
Exclusion of special items:									155
- non-recurring (income) charges									81
- other special charges									74
Eni's adjusted net profit									4,900

(a)	Excluding special items.

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ENI REPORT ON THE SECOND QUARTER OF 2007

First half 2006

(million euro)	E&P	G&P	R&M	Petrochemicals	E&C	Other activities	Corporate and financial companies	Impact of intersegment profit elimination	Group

Reported operating profit	8,398	1,907	455	69	211	(216)	(142)	(140)	10,542
Exclusion of inventory holding (gains) losses		(20)	(254)	(61)					(335)
Exclusion of special items:
of which:
Non-recurring (income) charges
Other special charges:	75	107	78	20		88	12		380
environmental charges		39	61			52			152
asset impairments	132	51	1			4			188
gains on disposal of assets	(57)								(57)
provisions to the reserve for contingencies			3	20		22			45
provision for redundancy incentives		17	11	1		1	12		42
other			2	(1)		9			10
Special items of operating profit	75	107	78	20		88	12		380
Adjusted operating profit	8,473	1,994	279	28	211	(128)	(130)	(140)	10,587
Net financial (expense) income (*)	(26)	11					152		137
Net income from investments (*)	66	292	111	1	(8)	6	(1)		467
Income taxes (*)	(4,494)	(780)	(133)		(51)		(10)	52	(5,416)
Tax rate (%)	52.8	34.0	34.1						48.4
Adjusted net profit	4,019	1,517	257	29	152	(122)	11	(88)	5,775
of which:
- net profit of minorities									338
- Eni's adjusted net profit									5,437

Eni's reported net profit									5,275
Exclusion of inventory holding (gains) losses									(210)
Exclusion of special items:									372
- non-recurring (income) charges
- other special charges									372
Eni's adjusted net profit									5,437

(a)	Excluding special items.

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ENI REPORT ON THE SECOND QUARTER OF 2007

Second quarter 2007

(million euro)	E&P	G&P	R&M	Petrochemicals	E&C	Other activities	Corporate and financial companies	Impact of intersegment profit elimination	Group

Reported operating profit	3,418	465	430	96	214	(215)	(61)	(129)	4,218
Exclusion of inventory holding (gains) losses		68	(299)	(31)					(262)
Exclusion of special items:
of which:
Non-recurring (income) charges	(12)	(18)	37	6	(11)	65	(11)		56
Other special charges:	77	4	17	(4)		84	6		184
environmental charges		1	15			83			99
asset impairments	76		1			3			80
provisions to the reserve for contingencies						9			9
provision for redundancy incentives	1	3	2	(4)		1	6		9
other			(1)			(12)			(13)
Special items of operating profit	65	(14)	54	2	(11)	149	(5)		240
Adjusted operating profit	3,483	519	185	67	203	(66)	(66)	(129)	4,196
Net financial (expense) income (*)	31	1				(4)	130		158
Net income from investments (*)	90	103	33	2	12				240
Income taxes (*)	(1,957)	(205)	(81)	(18)	(56)		51	48	(2,218)
Tax rate (%)	54.3	32.9	37.2						48.3
Adjusted net profit	1,647	418	137	51	159	(70)	115	(81)	2,376
of which:
- net profit of minorities									156
- Eni's adjusted net profit									2,220

Eni's reported net profit									2,267
Exclusion of inventory holding (gains) losses									(207)
Exclusion of special items:									160
- non-recurring (income) charges									81
- other special charges									79
Eni's adjusted net profit									2,220

(a)	Excluding special items.

Contents

ENI REPORT ON THE SECOND QUARTER OF 2007

Second quarter 2006

(million euro)	E&P	G&P	R&M	Petrochemicals	E&C	Other activities	Corporate and financial companies	Impact of intersegment profit elimination	Group

Reported operating profit	4,090	708	366	30	133	(151)	(91)	(138)	4,947
Exclusion of inventory holding (gains) losses		10	(207)	(44)					(241)
Exclusion of special items:
of which:
Non-recurring (income) charges
Other special charges:	132	73	31	19		86	7		348
environmental charges		19	17			52			88
asset impairments	132	51	1			1			185
provisions to the reserve for contingencies			2	18		22			42
provision for redundancy incentives		3	6	1		1	7		18
other			5			10			15
Special items of operating profit	132	73	31	19		86	7		348
Adjusted operating profit	4,222	791	190	5	133	(65)	(84)	(138)	5,054
Net financial (expense) income (*)	(9)	5					99		95
Net income from investments (*)	56	155	64	1	(49)	1	(1)		227
Income taxes (*)	(2,345)	(313)	(83)	7	(19)		(9)	51	(2,711)
Tax rate (%)	54.9	32.9	32.7						50.4
Adjusted net profit	1,924	638	171	13	65	(64)	5	(87)	2,665
of which:
- net profit of minorities									182
- Eni's adjusted net profit									2,483

Eni's reported net profit									2,301
Exclusion of inventory holding (gains) losses									(151)
Exclusion of special items:									333
- non-recurring (income) charges
- other special charges									333
Eni's adjusted net profit									2,483

(a)	Excluding special items.

Contents

ENI REPORT ON THE SECOND QUARTER OF 2007

Breakdown of special charges

Second quarter	(million euro)	First half

2006	2007	2006	2007

	56	Non-recurring (income) charges		56
348	184	Other special charges:	380	177
88	99	environmental charges	152	116
185	80	asset impairments	188	83
		gains on disposal of assets	(57)
42	9	provisions to the reserve for contingencies	45	9
18	9	provisions for redundancy incentives	42	19
15	(13)	other	10	(50)
348	240	Special items of operating profit	380	233
(14)		Net financial (expense) income	(14)
	(6)	Net income from investments		(6)
(1)	(74)	Income taxes	6	(72)
333	160	Total special items of net profit	372	155

Contents

ENI REPORT ON THE SECOND QUARTER OF 2007

CERTIFICATION RENDERED BY ENI’S CHIEF FINANCIAL OFFICER, IN HIS QUALITY AS MANAGER RESPONSIBLE FOR THE PREPARATION OF FINANCIAL REPORTS, PURSUANT TO ARTICLE 154-BIS PARAGRAPH 2 OF LEGISLATIVE DECREE NO. 58/1998

I, Marco Mangiagalli, as Chief Financial Officer of Eni and manager responsible for the preparation of financial reports, certify that this quarterly report of Eni SpA prepared on a consolidated basis as of June 30, 2007 corresponds to the company’s evidence and accounting books and entries.
This quarterly report, unaudited, was prepared in accordance with rules provided for by the Italian Commissione Nazionale per le Società e la Borsa in its Issuer Regulation and valuation and measurement criteria set forth by IFRSs issued by the International Accounting Standards Board (IASB) and adopted by the European Commission according to the procedure set forth in Article 6 of the European Regulation (CE) No. 1606/2002 of the European Parliament and European Council of July 19, 2002.

Date: July 25, 2007

/s/Marco Mangiagalli

Marco Mangiagalli
Chief Financial Officer

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Società per Azioni
Headquarters: Rome, Piazzale Enrico Mattei, 1
Capital Stock:
euro 4,005,358,876 fully paid
Tax identification number 00484960588
Branches:
San Donato Milanese (MI) - Via Emilia, 1
San Donato Milanese (MI) - Piazza Ezio Vanoni, 1

CONTACTS
E-mail: segreteriasocietaria.azionisti@eni.it

Investor Relations
E-mail: investor.relations@eni.it
Tel.: +39 0252051651 - fax: +39 0252031929

Eni Press Office
E-mail: ufficiostampa@eni.it
Tel.: +39 0252031287 - +39 0659822040

ADRs/Depositary
Morgan Guaranty Trust Company of New York
ADR Department
60 Wall Street (36th Floor)
New York, New York 10260
Tel. 212-648-3164

ADRs/Transfer agent
Morgan ADR Service Center
2 Heritage Drive
North Quincy, MA 02171
Tel. 617-575-4328

Design: Opera
Cover: Grafica Internazionale - Rome
Layout and supervision: Korus Srl - Rome
Digital printing: Mari Group Communications - Rome

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Società per Azioni
Piazzale Enrico Mattei 1 - 00144 Rome
Tel +39.0659821 • Fax +39.0659822141
www.eni.it